

PROXY
STATEMENT

Monday, September 23, 2024

8:00 a.m. Central Time

www.virtualshareholdermeeting.com/FDX2024

FEDEX. MAKING SUPPLY CHAINS SMARTER FOR EVERYONE.

FedEx was founded to connect people to possibilities. For over 50 years, our ecosystem of networks and team members across over 220 countries and territories has kept our customers, global trade, and society moving.



General representation current as of February 2024.

Flexibility, efficiency, and intelligence: these three values are the core of the FedEx global network and our mission to create smarter supply chains as we connect the world. The positive contributions of what we deliver every day extend well beyond shipper and recipient. Directly and indirectly, these contributions—known as the FedEx Effect—support millions of jobs, generate billions of dollars in economic activity and GDP, and strengthen both the local communities and global marketplace we serve.

More than fifty years of incessant innovation and strategic leadership give us the ability—and responsibility—to shape a more prosperous and sustainable world, with greater opportunity for all. As we strive to make supply chains smarter for everyone, we put our values of flexibility, efficiency, and intelligence into action—from the in-kind shipping of disaster relief supplies where and when they're needed most, to increasing the amount of renewable energy powering our facilities, to supporting our team members with upskilling and tuition reimbursement. We remain committed to delivering transparent and timely updates on our management of environmental, social, and governance (ESG) matters that are aligned with our company's strategic focus.



The 2024 ESG Report discusses our ESG strategies, programs, and progress toward our goals. Explore our goals and progress at **fedex.com/en-us/sustainability/reports.html**.

*   The information on the 2024 ESG Report webpage, the ESG Report, or any other information on the FedEx website that we may refer to herein is not incorporated by reference into, and does not form any part of, this proxy statement. Any targets or goals discussed in our ESG Report and in this proxy statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, certain statistics and metrics disclosed in this proxy statement and in the ESG Report are estimates and may be based on assumptions that turn out to be incorrect. FedEx does not undertake or assume any obligation to update or revise such information, whether as a result of new information, future events, or otherwise.

A MESSAGE FROM OUR EXECUTIVE CHAIRMAN AND LEAD INDEPENDENT DIRECTOR

To our stockholders,

In connection with our 2024 Annual Meeting of Stockholders to be held on 23 September 2024, we are sharing how FedEx continues to transform our business while delivering the highest standards of ethics, integrity, and reliability through our robust governance practices.

On 1 June 2024, we became one FedEx — a historic move that positions us to leverage the strengths of our networks, people, and assets in more efficient ways. One FedEx represents an important milestone in our history as we enhance the company's ability to meet the evolving needs of customers and market shifts while building a stronger, more profitable enterprise.

Our comprehensive program to improve efficiency, known as DRIVE, is continuing to optimize FedEx networks, improve service, reduce costs, and strengthen our performance culture. DRIVE is focused on outcomes, quick decision-making, and strong execution.

FedEx remains committed to exemplary corporate governance standards and practices. In December, we welcomed Silvia Davila to the Board of Directors. Ms. Davila serves as the regional president of Latin America for Danone S.A., where she is responsible for leading operations in Mexico and for all categories in the Latin America region. She brings vast experience in leading financial and digital transformations. Her leadership skills and extensive expertise will provide great value to FedEx as we continue to execute our global transformation.

FY25 will be another period of extraordinary achievement as we continue this transformative journey to create smarter, more resilient supply chains for everyone. We are confident that our future will provide significant value to our customers, team members, stockholders, and communities.

Sincerely,

Frederick W. Smith
Founder and Executive Chairman
FedEx Corporation

David P. Steiner
Lead Independent Director
FedEx Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Items of Business

Voting Proposal		Board Recommendation
1	Elect the fourteen nominees named in the proxy statement as FedEx directors for a one-year term	✔ **FOR each director nominee**
2	Advisory vote to approve named executive officer compensation	✔ **FOR**
3	Ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2025	✔ **FOR**
4	Approval of an amendment to the Third Amended and Restated Certificate of Incorporation of FedEx Corporation to limit liability of certain officers as permitted by law	✔ **FOR**
5	Approval of an amendment to the Third Restated Certificate of Incorporation of Federal Express Corporation to remove the "pass-through voting" provision	✔ **FOR**
6-8	Act upon three stockholder proposals, if properly presented at the meeting	✘ **AGAINST**

Stockholders also will consider any other matters that may properly come before the meeting.

How to Attend the Virtual Annual Meeting

FedEx's 2024 annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast at **www.virtualshareholdermeeting.com/FDX2024**. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

To attend the annual meeting of stockholders at **www.virtualshareholdermeeting.com/FDX2024**, you must enter the control number on your proxy card, voting instruction form, or Notice of Internet Availability. Whether or not you plan to attend the virtual annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described to the right. During the meeting, you may ask questions and vote. To vote at the meeting, visit **www.virtualshareholdermeeting.com/FDX2024**. For more information, please see page 117.

Please Vote Your Shares

Your vote is very important. Please vote your shares whether or not you plan to attend the meeting.

By order of the Board of Directors,

[signature]

MARK R. ALLEN
Executive Vice President,
General Counsel and Secretary
August 12, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 23, 2024:
The following materials are available at **www.proxyvote.com**:

› The Notice of Annual Meeting of Stockholders to be held September 23, 2024;

› The FedEx 2024 Proxy Statement; and

› The FedEx Annual Report to Stockholders for the fiscal year ended May 31, 2024.

A Notice Regarding the Internet Availability of Proxy Materials or the proxy statement, form of proxy, and accompanying materials are first being sent to stockholders on or about August 12, 2024.

LOGISTICS

 **Date and Time**
Monday, September 23, 2024, at 8:00 a.m. Central Time

 **Location**
Online via webcast at **www.virtualshareholdermeeting.com/FDX2024**

 **Who Can Vote**
Stockholders of record at the close of business on July 29, 2024, may vote at the meeting or any postponements or adjournments of the meeting.

HOW TO CAST YOUR VOTE

If you are a registered stockholder, you can vote by any of the following methods:

 **Online**
www.proxyvote.com up until 11:59 p.m. Eastern Time on 9/22/2024. For shares held in any FedEx or subsidiary employee stock purchase plan or benefit plan, vote by 11:59 p.m. Eastern Time on 9/19/2024.

 **By phone**
1-800-690-6903; Dial toll-free 24/7 up until 11:59 p.m. Eastern Time on 9/22/2024. For shares held in any FedEx or subsidiary employee stock purchase plan or benefit plan, vote by 11:59 p.m. Eastern Time on 9/19/2024.

 **Proxy card**
Completing, signing, and returning your proxy card

 **At the meeting**
You also may vote online during the annual meeting by following the instructions provided on the meeting website during the annual meeting. To vote at the meeting, visit **www.virtualshareholdermeeting.com/FDX2024**.

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank, broker, or other nominee to vote your shares.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find additional information in this proxy statement.

> **Proposal 1**
> ## Election of Directors

NOMINEE AND POSITION	AGE	DIRECTOR SINCE	COMMITTEES AFC	CHRC	CyTOC	GSPPC	OTHER PUBLIC DIRECTORSHIPS
SILVIA DAVILA IND Regional President, Latin America of Danone S.A.	53	2023		●	●		Betterware de México, S.A.P.I. de C.V.
MARVIN R. ELLISON IND Chairman of the Board, President, and Chief Executive Officer of Lowe's Companies, Inc.	59	2014	●			●	Lowe's Companies, Inc.
STEPHEN E. GORMAN IND Former Chief Executive Officer of Air Methods Corporation	69	2022			●	●	Peabody Energy Corporation
SUSAN PATRICIA GRIFFITH IND President and Chief Executive Officer of The Progressive Corporation	59	2018		●		●	The Progressive Corporation
AMY B. LANE IND Former Managing Director and Group Leader, Global Retailing Investment Banking Group, Merrill Lynch & Co., Inc.	71	2022	●	●			NextEra Energy, Inc. and TJX Companies Inc.
R. BRAD MARTIN IND Vice Chairman Chairman of RBM Venture Company	72	2011	🔴				Westrock Coffee Company
NANCY A. NORTON IND Retired Vice Admiral, U.S. Navy	59	2022			🔴		Leidos Holdings, Inc.
FREDERICK P. PERPALL IND Chief Executive Officer of The Beck Group	49	2021	●			●	Starwood Property Trust, Inc.
JOSHUA COOPER RAMO IND Chairman and Chief Executive Officer, Sornay, LLC	55	2011	●		●		
SUSAN C. SCHWAB IND Professor Emerita at the University of Maryland School of Public Policy	69	2009		●	●		Caterpillar Inc. and Marriott International, Inc.
FREDERICK W. SMITH Executive Chairman and Chairman of the Board of FedEx Corporation	80	1971					
DAVID P. STEINER IND Lead Independent Director Former Chief Executive Officer of Waste Management, Inc.	64	2009				🔴	Vulcan Materials Company
RAJESH SUBRAMANIAM President and Chief Executive Officer of FedEx Corporation	58	2020					The Procter & Gamble Company
PAUL S. WALSH IND Executive Chairman of the Board of McLaren Group Limited	69	1996		🔴			McDonald's Corporation and Vintage Wine Estates, Inc.*

* On July 24, 2024, Vintage Wine Estates, Inc. received notice that its common stock will be delisted and removed from registration on The Nasdaq Stock Market LLC.

AFC – Audit and Finance Committee

CHRC – Compensation and Human Resources Committee

CyTOC – Cyber and Technology Oversight Committee

GSPPC – Governance, Safety, and Public Policy Committee

● Member   🔴 Chair   IND Independent

> **Your Board of Directors recommends that you vote "FOR" the election of each of the fourteen nominees.** See page 12

FedEx®

Director Nominee Highlights*

Diversity of Tenure, Age, Gender, and Background

Independent Director Nominee Tenure**



9 years
Average Independent Director Nominee Tenure

5 Experienced Director Nominees (more than 10 years)

6 Newer Director Nominees (6 years or less)

1 Medium-Tenure Director Nominee (7 to 10 years)

Age**



63 years
Average Age

3 Nominees over 70 years

6 Nominees 51 to 60 years

4 Nominees 61 to 70 years

1 Nominee under 50 years

Board Refreshment



in the past **5** years

5 New independent directors have joined our Board

5 Independent directors have retired or resigned from our Board

Diversity



36% Female

29% Racially/ Ethnically Diverse

4 Racially/ Ethnically Diverse

5 Female

Nominee Self-Identification of Race/Ethnicity:

2 Black or African American

1 Asian

1 Hispanic or Latino

10 White

* Statistics assume all director nominees are elected at the annual meeting.

** As of August 12, 2024

Director Nominee Experience, Qualifications, Attributes, and Skills

The Board believes that it is desirable that the following experience, qualifications, attributes, and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:



Transportation/ Logistics/Supply Chain — 6 Nominees

International — 8 Nominees

Financial — 6 Nominees

Marketing — 7 Nominees

Retail/ E-commerce — 7 Nominees

Technological/Digital/ Cybersecurity — 4 Nominees

Energy — 5 Nominees

Human Resource Management — 2 Nominees

Government — 4 Nominees

Risk Management — 7 Nominees

Leadership — 14 Nominees

Corporate Governance Highlights

You can find detailed information about our corporate governance policies and practices in the Corporate Governance Matters section of this proxy statement. You can also access our corporate governance documents under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**. Information contained on our website is not deemed to be incorporated by reference as part of this proxy statement.

Corporate Governance Facts

- ✓ Proxy Access
- ✓ Majority Voting for Directors and Resignation Requirement for Directors Who Fail to Receive Majority Vote
- ✓ Annual Election of All Directors
- ✓ Gender and Racially/Ethnically Diverse Board
- ✓ Annual Board and Committee Self-Evaluations
- ✓ No Supermajority Voting Provisions in Company's Charter or Bylaws
- ✓ Stockholder Right to Call a Special Meeting
- ✓ Separate Chairman of the Board & CEO
- ✓ Independent Vice Chairman
- ✓ Lead Independent Director
- ✓ Independent Directors Meet Regularly Without Management Present
- ✓ Annual Independent Director Evaluations of Executive Chairman of the Board and the CEO

- ✓ Limit on Number of Other Directorships and Commitments
  - ✓ No Director Serves on More Than Two Other Public Company Boards
  - ✓ No Directors Who are Public Company Executive Officers Serve on More Than One Other Public Company Board
- ✓ Code of Conduct Applicable to All Directors
- ✓ Lead Independent Director's Mandatory Service as Chair of Governance, Safety, and Public Policy Committee
- ✓ Stock Ownership Goal for Directors and Executive Officers
- ✓ Policies on Recoupment of Incentive Compensation
- ✓ Policy on Limitation of Severance Benefits
- ✓ No Poison Pill

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

Executive Compensation Design

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. We believe there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief.

At our 2023 annual meeting of stockholders, our "say-on-pay" proposal received support from 89.7% of the votes cast.

For additional information, please see "Executive Compensation — Compensation Discussion and Analysis."

Elements of Compensation

The elements of target total direct compensation for fiscal 2024 are presented below.

	ELEMENT AND FISCAL 2024 AVERAGE NEO TARGET PAY MIX[1]		DESCRIPTION AND METRICS
SHORT-TERM	Base Salary	12%	Fixed cash income to retain and attract highly marketable executives in a competitive market for executive talent.
	Performance-Based AIC	15%	Annual cash incentive program designed to motivate our executives to achieve annual financial goals and other business objectives and reward them accordingly. Total amount paid was based on: › Achievement of adjusted consolidated operating income objectives and individual performance goals
LONG-TERM	Performance-Based LTI	29%	Long-term cash incentive program designed to motivate management to build long-term stockholder value and reward them accordingly. For the FY22–FY24 long-term incentive ("LTI") plan, total payout opportunity was based on: › Achievement of aggregate adjusted earnings-per-share ("EPS") goals for the three-fiscal-year period (weighted at 75% of the total payout opportunity); and › Achievement of goals for total capital expenditures as a percentage of total revenue ("CapEx/Revenue") for the three-fiscal-year period (weighted at 25% of the total payout opportunity).
	Restricted Stock	23%	Annual equity incentive awards designed to further align the interests of our executives with those of our stockholders by facilitating significant ownership of FedEx stock. The number of options and shares of restricted stock awarded is primarily based on an officer's position and level of responsibility.
	Stock Options	21%	

[1] See page 48 for individual fiscal 2024 target total direct compensation components.

Your Board of Directors recommends that you vote "FOR" this proposal.

See page 42

Compensation Highlights

› Under the fiscal 2024 annual incentive compensation ("AIC") plan, annual bonus payments were tied to achieving specified levels of fiscal 2024 adjusted consolidated operating income. Consistent with our pay-for-performance philosophy, achievement below the target objective for adjusted consolidated operating income for fiscal 2024 resulted in below-target payouts under the fiscal 2024 AIC plan.

› LTI payouts for fiscal 2024 were tied to meeting pre-established aggregate adjusted EPS goals (75%) and CapEx/ Revenue goals (25%) over a three-fiscal-year period. A significant year-over-year adjusted EPS decline in fiscal 2023 resulted in below-threshold attainment under the EPS component of the FY22–FY24 LTI plan, while CapEx/ Revenue below the maximum objective over the three-fiscal-year period resulted in maximum attainment under this component, all resulting in below-target total payouts under the FY22–FY24 LTI plan.

› In response to investor feedback on the metrics used in our LTI plans, the Compensation & HR Committee and the Board of Directors incorporated a new metric — return on invested capital ("ROIC") — into the FY24–FY26 LTI plan in lieu of the CapEx/Revenue metric used in the FY22–FY24 and FY23–FY25 LTI plans.

› Officers realize value from the stock options included in the total direct compensation calculation only if the stock price appreciates after the grant date. The exercise price for the fiscal 2024 annual stock option grant to executive officers was $229.595. The closing price of FedEx common stock on July 29, 2024 was $299.23.

> ### Proposal 3
> ## Ratification of the Appointment of Ernst & Young LLP as FedEx's Independent Registered Public Accounting Firm

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm and has specific policies in place to ensure its independence. The Audit and Finance Committee has appointed Ernst & Young LLP ("Ernst & Young") to serve as FedEx's independent registered public accounting firm for fiscal 2025. Ernst & Young has been our independent registered public accounting firm since 2002.

Fees paid to Ernst & Young for fiscal 2024 and 2023 are detailed on page 96.

Representatives of Ernst & Young will attend the meeting, will be given the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Your Board of Directors recommends that you vote "FOR" this proposal. See page 93

> ### Proposal 4
> ## Approval of an Amendment to the Third Amended and Restated Certificate of Incorporation of FedEx Corporation to Limit Liability of Certain Officers as Permitted by Law

Delaware recently amended Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") to allow a Delaware corporation to include a provision in its certificate of incorporation eliminating the personal liability of certain officers for monetary damages for breach of fiduciary duty as an officer in certain circumstances. The Board of Directors seeks approval from FedEx's stockholders of an amendment to the Third Amended and Restated Certificate of Incorporation of FedEx to provide for such officer exculpation as permitted by the DGCL.

Additional information, including the full text of the proposed amendment, is detailed on page 97.

Your Board of Directors recommends that you vote "FOR" this proposal. See page 97

Proposal 5

Approval of an Amendment to the Third Restated Certificate of Incorporation of Federal Express Corporation to Remove the "Pass-Through Voting" Provision

The Board of Directors seeks approval from FedEx's stockholders of an amendment to the Third Restated Certificate of Incorporation of Federal Express Corporation ("Federal Express"), a wholly owned subsidiary of FedEx, to remove a provision that requires the vote of stockholders of FedEx, in addition to the vote of FedEx as sole stockholder of Federal Express, in order for Federal Express to take certain actions. Accordingly, the provision gives FedEx's stockholders direct voting rights with respect to matters affecting Federal Express, FedEx's wholly owned subsidiary, rather than only requiring the approval of FedEx as sole stockholder. No such approval has ever been sought from the FedEx stockholders with respect to Federal Express under this provision. The amendment will provide FedEx with the flexibility to manage its organization under the holding company structure more efficiently and effectively.

Additional information, including the full text of the proposed amendment, is detailed on page 99.

Your Board of Directors recommends that you vote "FOR" this proposal.

See page 99

Proposals 6-8

Three Stockholder Proposals, if properly presented

Your Board of Directors recommends that you vote "AGAINST" each of these proposals.

See pages 103–111

Forward-Looking Statements

Certain statements in this proxy statement may be considered "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to FedEx's financial condition, results of operations, cash flows, plans, objectives, future performance, and business. Forward-looking statements include those preceded by, followed by, or that include the words "will," "may," "could," "would," "should," "believes," "expects," "forecasts," "anticipates," "plans," "estimates," "targets," "projects," "intends", or similar expressions. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the factors that can be found in FedEx's and its subsidiaries' press releases and FedEx's filings with the SEC, including its Annual Report on Form 10-K for fiscal 2024. Any forward-looking statement speaks only as of the date on which it is made. FedEx does not undertake or assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

CORPORATE GOVERNANCE MATTERS

Proposal 1
Election of Directors

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of fourteen members. The Board proposes that each of the current directors be reelected to the Board.

Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2025 and until his or her successor is duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Vote Required for Approval

Under FedEx's majority-voting standard, each of the fourteen director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "— Process for Selecting Directors — Nomination Process — Majority-Voting Standard for Director Elections."

Your Board of Directors recommends that you vote "FOR" the election of each of the fourteen nominees.

Process for Selecting Directors

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Governance, Safety, and Public Policy Committee ("GSPP Committee"), which identifies, evaluates, and recruits highly qualified director candidates and recommends them to the Board.

Experience, Qualifications, Attributes, and Skills

The GSPP Committee seeks director nominees with the skills and experience needed to properly oversee the interests, risks, and businesses of the company. The Committee carefully evaluates each candidate to ensure that he or she possesses the experience, qualifications, attributes, and skills that the Committee has found are necessary for an effective Board member. These crucial qualities include, among others:

> The highest level of personal and professional ethics, integrity, and values;

> Practical wisdom and mature judgment;

> An inquiring and independent mind;

> Expertise that is useful to FedEx and complementary to the background and experience of other Board members; and

> Willingness to represent the best interests of all stockholders and objectively appraise management performance.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of FedEx's Board members should possess the experience and expertise listed below because of their particular relevance to the company's business, strategy, and structure. These were all considered by the Board in connection with this year's director nomination process.

TRANSPORTATION/ LOGISTICS/SUPPLY CHAIN MANAGEMENT EXPERIENCE

ENERGY EXPERTISE

INTERNATIONAL EXPERIENCE

HUMAN RESOURCE MANAGEMENT EXPERTISE

FINANCIAL EXPERTISE

GOVERNMENT EXPERIENCE

MARKETING EXPERTISE

RISK MANAGEMENT EXPERTISE

RETAIL/E-COMMERCE EXPERTISE

LEADERSHIP EXPERIENCE

TECHNOLOGICAL/ DIGITAL/CYBERSECURITY EXPERTISE

Diversity:

The Board is committed to having a membership that reflects a diversity of gender, race, ethnicity, age, and background. This commitment is demonstrated by the fact that the Board currently includes five female directors and four directors who are racially or ethnically diverse.

Nomination Process

Nomination of Director Candidates

The GSPP Committee identifies, evaluates, and recruits director candidates, considers the advisability of adding new directors to the current composition of the Board, and evaluates and recommends existing director nominees to the Board as follows:



1

The GSPP Committee considers potential new candidates that may be proposed by current directors, management, professional search firms, stockholders, or other persons. The Committee may engage a third-party executive search firm to assist in identifying potential director candidates. The Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm, or other sources.

2

The GSPP Committee evaluates a potential new director candidate thoroughly in considering whether the candidate meets the criteria that the Board seeks in all of its directors and how that candidate's skills and experience would positively contribute to the Board. The process may include reviewing the candidate's qualifications, interviewing the candidate, engaging an outside firm to gather additional information about the candidate, and making inquiries of persons with knowledge of the candidate.

3

In its evaluation of all director candidates, including the members of the Board eligible for reelection, the GSPP Committee considers the appropriate size, composition, skills, and contributions of current members and the needs of the Board and each of its committees.

4

AS A RESULT OF THIS PROCESS, FIVE NEW, INDEPENDENT, HIGHLY QUALIFIED DIRECTORS HAVE JOINED (AND REMAIN ON) THE FEDEX BOARD IN THE PAST FIVE YEARS.

Stockholder Recommendations

The GSPP Committee will consider director nominees recommended by stockholders. To recommend a prospective director candidate for the GSPP Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in our Corporate Governance Guidelines and discussed in "— Process for Selecting Directors — Experience, Qualifications, Attributes, and Skills," and other relevant biographical information in writing to: FedEx Corporation Governance, Safety, and Public Policy Committee, c/o Corporate Secretary, 942 South Shady Grove

Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals and nominations of director candidates. For more information, please see "Stockholder Proposals and Director Nominations for 2025 Annual Meeting."

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from reverting to a plurality-voting standard without the affirmative vote of the holders of at least a majority of the voting power of all the shares of FedEx stock entitled to vote generally in the election of directors, voting together as a single class. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason for the director to remain on the Board and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the SEC.

Process for Training and Evaluating Directors

New Director Orientation

FedEx has a New Director Orientation Program that enables new members of the Board to quickly become active and effective Board members. The program includes, among other things, an overview of fiduciary duties and responsibilities of directors, individual meetings with key members of the Board and senior management, facility tours, and invitations to attend committee meetings regardless of whether the new director is a member of those committees, in order to gain a better understanding of committee functions. The process is tailored to take into account the individual needs of each new director.

The GSPP Committee is responsible for overseeing the New Director Orientation Program and the Executive Vice President, General Counsel and Secretary is responsible for administering the program and reporting to the GSPP Committee the status of the orientation process with respect to each new director. The orientation process is designed to provide new directors with comprehensive information about the company's business, strategy, capital structure, financial performance, risk oversight, evaluation of management, and executive compensation practices, as well as the policies, procedures, and responsibilities of the Board and its committees.

Continuing Director Education

FedEx provides continuing director education through individual speakers at Board meetings, generally four times per year. The company receives feedback from the directors on potential topics that would be useful for these discussions. In addition to facilitating these customized in-house programs, FedEx monitors pertinent developments in director education and recommends valuable outside programs for Board committee chairpersons to attend. The GSPP Committee reviews the company's director education process on an annual basis to ensure the continuing education provided serves to further directors' knowledge in their oversight responsibilities.

Board and Committee Evaluations

The GSPP Committee oversees an annual performance evaluation of each committee of the Board and the Board as a whole. Each Board member also completes an individual self-assessment, and those responses are provided to the Chairman of the Board and the chairperson of the GSPP Committee, who is also our Lead Independent Director. The responses to the performance evaluations and individual self-assessments are compiled annually by a third party who distributes the results to the applicable recipients.

The GSPP Committee reviews and discusses the evaluation results for each committee and the Board as a whole. Each committee discusses its annual evaluation results and identifies any opportunities for improvement. The chairperson of the GSPP Committee reports the results to the Board of Directors, including any action plans. The chairperson also reports to the Board the results of the full Board assessment. The Chairman of the Board and chairperson of the GSPP Committee discuss any notable results from the individual director self-assessments with the relevant directors.

As part of the evaluation, our directors consider the Board's processes to ensure, among other things, that its leadership structure remains effective, that Board and committee meetings are conducted in a manner that promotes candid and constructive dialogue, sufficient time has been allocated for such meetings, agenda items reflect key matters of importance to the company, and that the materials provided to the Board and the reports received from management are useful, comprehensive, and timely.

Nominees for Election to the Board

Below you will find each nominee's biography along with other pertinent information, including a selection of each Board nominee's skills and qualifications. Following the biographies, we have included a chart that exhibits the collective experience, qualifications, attributes, and skills of our Board nominees.

SILVIA DAVILA   INDEPENDENT



Ms. Davila currently serves as Regional President, Latin America of Danone S.A., a multinational food product company, a position she has held since 2021. She previously served as Senior Vice President, Essential Dairy and Plant Based Latin America of Danone from 2017 to 2021. Ms. Davila served as Vice President and Global Food Chief Marketing Officer of Mars, Inc. from 2014 to 2017. She served in a variety of marketing and brand roles at Mars, Inc., Procter & Gamble Company, and McDonald's Corporation from 1989 to 2014. Ms. Davila previously served as a director of Fibra Monterrey, a real estate company, from October 2021 to June 2024. Ms. Davila was first appointed to the Board in December 2023 and was recommended for consideration as a director by a search firm engaged to assist in identifying potential director nominees.

Age: **53**

Director Since: **2023**

Committees:
Compensation and Human Resources

Cyber and Technology Oversight

Other Public Company Directorships:
Betterware de México, S.A.P.I de C.V.

SKILLS AND QUALIFICATIONS


International Experience
Responsible for leading operations in Mexico for all categories in the Latin American region for Danone. Held a variety of roles in Latin America and Europe at Danone, Mars, Procter & Gamble, and McDonalds. Serves as Global Vice President of the International Women's Forum.


Marketing
Extensive marketing and brand experience in the retail and e-commerce sectors gained from roles at leading consumer companies. Previously served as professor of Strategic Marketing Planning at the Monterrey Institute of Technology.


Technology/Digital/Cybersecurity
Significant experience in digital transformation in current and prior roles.

MARVIN R. ELLISON INDEPENDENT



Age: **59**

Director Since: **2014**

Committees:
Audit and Finance

Governance, Safety, and Public Policy

Other Public Company Directorships:
Lowe's Companies, Inc.

Mr. Ellison serves as Chairman of the Board, President, and Chief Executive Officer of Lowe's Companies, Inc., a home improvement retailer, serving as Chairman since June 2021 and President and Chief Executive Officer since July 2018. Mr. Ellison served as Chairman of J. C. Penney Company, Inc., an apparel and home furnishings retailer, from August 2016 until May 2018, and Chief Executive Officer from August 2015 through May 2018 (J. C. Penney filed for reorganization in federal bankruptcy court on May 15, 2020). He served as President and CEO-Designee of J. C. Penney from November 2014 through July 2015. From August 2008 through October 2014, Mr. Ellison served as Executive Vice President – U.S. Stores of The Home Depot, Inc., a home improvement specialty retailer. From June 2002 to August 2008, he served in a variety of operational roles at The Home Depot, including as President – Northern Division and as Senior Vice President – Global Logistics. Prior to joining The Home Depot, Mr. Ellison spent 15 years at Target Corporation in a variety of operational roles. He is a former director of J. C. Penney Company, Inc. and H&R Block, Inc.

SKILLS AND QUALIFICATIONS



Marketing; Retail/E-Commerce
Marketing expert with significant retail and e-commerce expertise through his executive experience at Lowe's, The Home Depot, and J. C. Penney.



Leadership
Significant executive leadership experience gained from executive positions held at Lowe's, J. C. Penney, and The Home Depot.



Transportation/Logistics/Supply Chain Management
Served in a variety of logistics roles during his career, including as Senior Vice President – Global Logistics at The Home Depot.

STEPHEN E. GORMAN   INDEPENDENT



Age: **69**

Director Since: **2022**

Committees:

Cyber and Technology Oversight

Governance, Safety, and Public Policy

Other Public Company Directorships:

Peabody Energy Corporation

Mr. Gorman is the former Chief Executive Officer of Air Methods Corporation, a leading domestic provider in the air medical market, a position he held from August 2018 until his retirement in January 2020. Prior to that, he served as the President and Chief Executive Officer of Borden Dairy Company, a fresh milk and value-added dairy processor and distributor, from 2014 until July 2017. Prior to joining Borden Dairy, he served as Executive Vice President and Chief Operating Officer of Delta Air Lines, Inc. from 2008 to 2014 and Executive Vice President – Operations of Delta Airlines from 2007 to 2008. Prior to that, Mr. Gorman served as the President and Chief Executive Officer of Greyhound Lines, Inc. from 2003 to 2007; the Executive Vice President, Operations Support and President, North America for Krispy Kreme Doughnuts, Inc. from 2001 to 2003; and Executive Vice President – Flight Operations & Technical Operations for Northwest Airlines Corp. in 2001. He previously served as a director of Greyhound Lines, Inc., Rohn Industries, Inc., Timco Aviation Services, Inc., Pinnacle Airlines Corporation, and ArcBest Corporation.

SKILLS AND QUALIFICATIONS

 **Transportation/Logistics/Supply Chain Management**
Extensive experience in the transportation industry as CEO and COO of public companies in the aviation and transportation industries.

 **Financial**
As a public company CEO, had oversight of financial statements and strategic financial decisions, and led mergers and acquisitions and strategic restructuring activities.

 **Risk Management**
Extensive risk management expertise as CEO and COO of public companies in the aviation and transportation industries.

 **International**
Has extensive experience as an executive officer of large companies with global operations.

 **Leadership**
Extensive leadership in CEO and other executive officer leadership positions for several large public and private corporations and experience as a public company director, including service as Lead Independent Director (ArcBest Corporation).

SUSAN PATRICIA GRIFFITH INDEPENDENT



Age: **59**

Director Since: **2018**

Committees:
Compensation and Human Resources

Governance, Safety, and Public Policy

Other Public Company Directorships:
The Progressive Corporation

Ms. Griffith currently serves as President and Chief Executive Officer of The Progressive Corporation, a leading property and casualty insurance company, positions she has held since July 2016. Prior to being named President and Chief Executive Officer, Ms. Griffith served as Progressive's Personal Lines Chief Operating Officer from April 2015 through June 2016 and Vice President from May 2015 through June 2016. She joined Progressive as a claims representative in 1988 and has served in many key leadership positions during her tenure. Ms. Griffith held several managerial positions in the Claims division before being named Chief Human Resources Officer in 2002. In 2008, she returned to the Claims division as the group president, and prior to being named Personal Lines Chief Operating Officer, she was President of Customer Operations from April 2014 to March 2015. Ms. Griffith was named one of *FORTUNE* magazine's "Most Powerful Women in Business" in 2016 and 2017. She is a former director of The Children's Place, Inc.

SKILLS AND QUALIFICATIONS


Marketing; Retail/E-Commerce
Extensive executive and managerial experience in an industry that emphasizes distinctive advertising and marketing campaigns.


Leadership
Has held a series of executive leadership positions at The Progressive Corporation, including her role as President and CEO.


Technological/Digital/Cybersecurity
Executive and managerial experience at a company that relies heavily on its ability to adapt to change, innovate, develop, and implement new applications and other technologies.


Risk Management; Human Resource Management
Extensive risk management expertise as President and CEO at The Progressive Corporation; has held several other managerial positions, including Chief Human Resources Officer, at The Progressive Corporation.

AMY B. LANE INDEPENDENT



Age: **71**

Director Since: **2022**

Committees:
Audit and Finance

Compensation and Human Resources

Other Public Company Directorships:
NextEra Energy, Inc. and TJX Companies Inc.

Ms. Lane is the former Managing Director and Group Leader of the Global Retailing Investment Banking Group at Merrill Lynch & Co., Inc., an investment banking firm, a position she held from 1997 until her retirement in 2002. Ms. Lane previously served as Managing Director at Salomon Brothers, Inc., an investment banking firm, where she founded and led the retail industry investment banking unit, having joined Salomon Brothers in 1989. Ms. Lane also previously served as a director of GNC Holdings, Inc. and as a member of the Board of Trustees of Urban Edge Properties.

SKILLS AND QUALIFICATIONS


Financial
Earned an MBA in Finance from The Wharton School, University of Pennsylvania. Has numerous years of experience in financial services, capital markets, finance, and accounting, and public company audit and finance committee experience, including as a chair.


Retail/E-Commerce
Founded and led the retail industry investment banking units at Salomon Brothers and Merrill Lynch and is a member of the Board of TJX Companies Inc., a leading global off-price retailer.


Energy
Member of the Board of NextEra Energy, Inc., a leading clean energy company.


Leadership
Significant executive leadership, management, and strategy expertise as the former leader of two investment banking practices covering the global retailing industry and service as a director on numerous public company boards.

R. BRAD MARTIN   INDEPENDENT — VICE CHAIRMAN



Mr. Martin is Chairman of RBM Venture Company, a private investment company, a position he has held since 2007. He previously served as Chairman and Chief Executive Officer of Riverview Acquisition Corp., an investment company, from April 2021 until its merger with Westrock Coffee Company in August 2022. Mr. Martin was formerly the Chairman of the Board of Chesapeake Energy Corporation, a producer of oil, natural gas, and natural gas liquids, a position he held from October 2015 to February 2021. He was Chairman and Chief Executive Officer of Saks Incorporated from 1989 to 2006 and remained Chairman until his retirement in 2007. He is the former Interim President of the University of Memphis, a position he held from July 2013 until May 2014. He was previously a director of Chesapeake Energy Corporation, First Horizon National Corporation, Caesars Entertainment Corporation, Dillard's, Inc., Gaylord Entertainment Company, lululemon athletica inc., Ruby Tuesday, Inc., and Riverview Acquisition Corp.

Age: 72

Director Since: 2011

Committees:
Audit and Finance (Chair)

Other Public Company Directorships:
Westrock Coffee Company

SKILLS AND QUALIFICATIONS



Financial; Risk Management
Earned an MBA from Vanderbilt University. As a former CEO of a public company, he actively supervised the CFO, and has significant public company audit committee experience, including as a chair. An audit committee financial expert, as determined by the Board. Former chair of the First Horizon National Corporation Executive and Risk Committee.



Marketing; Retail/E-Commerce
Gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.



Energy; Transportation/Logistics/Supply Chain Management
Former member of the board of Pilot Travel Centers LLC and former Chairman of the Board of Chesapeake Energy Corporation.



Government
Former Tennessee state representative.

NANCY A. NORTON   INDEPENDENT



Vice Admiral Norton is the retired Director of the Defense Information Systems Agency (DISA), a U.S. Department of Defense combat support agency, and commander, Joint Force Headquarters Department of Defense Information Network, positions she held from February 2018 through February 2021 after serving as Vice Director of DISA from August 2017 through February 2018. Vice Admiral Norton served over 34 years of active duty service as an officer in the U.S. Navy. She served as the director, Command, Control, Communications and Cyber Directorate, U.S. Pacific Command; director of Warfare Integration for Information Warfare; and held commands and posts in multiple international locations. She is the recipient of numerous personal and campaign awards, including the National Security Agency's Frank B. Rowlett Award for individual achievement in information security.

Age: 59

Director Since: 2022

Committees:

Cyber and Technology Oversight (Chair)

Other Public Company Directorships:
Leidos Holdings, Inc.

SKILLS AND QUALIFICATIONS



Technological/Digital/Cybersecurity
Served as Director of DISA, where her focus was providing information and cyber security tools and support for the U.S. Department of Defense; held numerous other communications and information security senior leadership positions while serving in the U.S. Navy.



Human Resource Management
Led global teams as a Vice Admiral in the U.S. Navy and Director of DISA.



International
Has extensive experience conducting technology and cyberspace operations as a U.S. Naval officer, including numerous international leadership positions.



Government; Leadership
Served for 34 years as an officer in the U.S. Navy; provided leadership and oversight of global team at DISA.



FREDERICK P. PERPALL   INDEPENDENT



Age: **49**

Director Since: **2021**

Committees:
Audit and Finance

Governance, Safety, and Public Policy

Other Public Company Directorships:
Starwood Property Trust, Inc.

Mr. Perpall currently serves as Chief Executive Officer of The Beck Group, one of the world's largest integrated design-build firms, a position he has held since 2013. Mr. Perpall leads the firm's domestic and international design, planning, and construction business. He also serves on the Board of Councilors for The Carter Center and is President of the United States Golf Association Executive Committee. Mr. Perpall has a bachelor's and master's degree from the University of Texas at Arlington and is a member of the American Institute of Architects College of Fellows, an alumnus of Harvard Business School's Advanced Management Program, and a former Americas Fellow at The Baker Institute at Rice University. He previously served as a director of Triumph Bancorp, Inc.

SKILLS AND QUALIFICATIONS

   **Risk Management**
Has extensive experience in an industry where oversight and management of risks related to safety and compliance are mission-critical functions.

   **Financial**
Alumnus of Harvard Business School's Advanced Management Program; public company audit and investment committee member.

   **Leadership**
Eleven years of service as Chief Executive Officer of The Beck Group.

JOSHUA COOPER RAMO   INDEPENDENT



Age: **55**

Director Since: **2011**

Committees:
Audit and Finance

Cyber and Technology Oversight

Other Public Company Directorships: **None**

Mr. Ramo is Chairman and Chief Executive Officer of Sornay, LLC, a strategic advisory firm, a position he has held since January 2021. He previously served as Vice Chairman, Co-Chief Executive Officer, of Kissinger Associates, Inc., a strategic advisory firm, from 2011 through 2020 (he was Vice Chairman since 2011 and Co-Chief Executive Officer since 2015). He served as Managing Director of Kissinger Associates from 2006 to 2011. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that, he worked as a journalist and served as Senior Editor, Foreign Editor, and then Assistant Managing Editor of TIME Magazine from 1995 to 2003. He is a former director of Starbucks Corporation.

SKILLS AND QUALIFICATIONS

   **International**
Has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders, and Global Leaders of Tomorrow. He co-founded the U.S.-China Young Leaders Forum in conjunction with the National Committee on U.S.-China Relations.

   **Leadership**
Chairman and Chief Executive Officer, Sornay, LLC; former Vice Chairman, Co-Chief Executive Officer, of Kissinger Associates.

SUSAN C. SCHWAB INDEPENDENT



Age: **69**

Director Since: **2009**

Committees:
Compensation and Human Resources

Cyber and Technology Oversight

Other Public Company Directorships:
Caterpillar Inc. and Marriott International, Inc.

Ambassador Schwab is currently Professor Emerita at the University of Maryland School of Public Policy, a position she has held since June 2020. Prior to being named Professor Emerita, Ambassador Schwab was a Professor from January 2009 to May 2020. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as U.S. Trade Representative from 2006 to January 2009 and as Deputy U.S. Trade Representative from 2005 to 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from 2004 to 2005. Ambassador Schwab was Dean of the University of Maryland School of Public Policy from 1995 to 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from 1993 to 1995. She was Assistant Secretary of Commerce for the U.S. and Foreign Commercial Service from 1989 to 1993. Ambassador Schwab also serves as Board Chair of the National Foreign Trade Council. She is a former director of The Boeing Company.

SKILLS AND QUALIFICATIONS

 **International; Government**
Former U.S. Trade Representative and former Director–General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government.

 **Leadership**
Former U.S. Trade Representative, former Director–General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), former President and Chief Executive Officer of the University System of Maryland Foundation, and former Dean of the University of Maryland School of Public Policy.

FREDERICK W. SMITH



Age: **80**

Director Since: **1971**

Committees: **None**

Other Public Company Directorships: **None**

Mr. Smith is the company's founder and has been Executive Chairman of FedEx since June 1, 2022, and Chairman of the Board since 1998. Mr. Smith was Chief Executive Officer of FedEx from 1998 through May 2022 and President of FedEx from 1998 through January 2017. He was Chairman, President, and Chief Executive Officer of Federal Express from 1983 to 1998, Chief Executive Officer of Federal Express from 1977 to 1998, President of Federal Express from 1971 to 1975, and Chairman of Federal Express from 1975 to May 2022.

SKILLS AND QUALIFICATIONS

  **Transportation/Logistics/Supply Chain Management; Leadership**
Founder and former CEO of our company and the pioneer of the express transportation industry.

 **Energy**
Chairman Emeritus of the Energy Security Leadership Council.

International
Founder and former CEO of our multinational company and has served on the board of the Council on Foreign Relations and as chairman of the U.S.-China Business Council and the French-American Business Council.

DAVID P. STEINER INDEPENDENT — LEAD INDEPENDENT DIRECTOR



Mr. Steiner is the former Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, serving as Chief Executive Officer from 2004 through October 2016. He was President of Waste Management, Inc. from 2010 through July 2016, Executive Vice President and Chief Financial Officer from 2003 to 2004, Senior Vice President, General Counsel and Corporate Secretary from 2001 to 2003, and Vice President and Deputy General Counsel from 2000 to 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to 2000. Mr. Steiner was previously a director of TE Connectivity Ltd. and Waste Management, Inc.

Age: 64

Director Since: **2009**

Committees:
Governance, Safety, and Public Policy (Chair)

Other Public Company Directorships:
Vulcan Materials Company

SKILLS AND QUALIFICATIONS

 **Transportation/Logistics/Supply Chain Management**
Former CEO of Waste Management, which transports waste materials.

 **Financial**
Has an accounting degree from Louisiana State University and was CFO of Waste Management before becoming its CEO.

 **Energy**
Former CEO of Waste Management, which has taken an industry leadership role in converting waste to renewable energy.

RAJESH SUBRAMANIAM



Mr. Subramaniam serves as President and Chief Executive Officer of FedEx Corporation, a position he has held since June 2022. During his more than 30-year tenure with FedEx, Mr. Subramaniam has served in a multitude of leadership roles, including President and Chief Executive Officer-Elect of FedEx Corporation from March 2022 to May 2022, President and Chief Operating Officer of FedEx Corporation from March 2019 to March 2022, President and Chief Executive Officer of Federal Express, the world's largest express transportation company, from January 2019 to March 2019, and Executive Vice President and Chief Marketing and Communications Officer of FedEx Corporation from January 2017 to December 2018. He served as Executive Vice President of Marketing and Communications at FedEx Services from 2013 to January 2017. He is a former director of First Horizon National Corporation.

Age: 58

Director Since: **2020**

Committees: **None**

Other Public Company Directorships:
The Procter & Gamble Company

SKILLS AND QUALIFICATIONS

 **Transportation/Logistics/Supply Chain Management**
Over 30 years of experience across the FedEx enterprise. Serves on The President's Export Council.

  **International; Leadership**
Has held leadership roles at FedEx in the Asia-Pacific region and Canada. Serves on the U.S.-India Strategic Partnership Forum, U.S.-India CEO Forum, and the U.S.-China Business Council.

  **Marketing; Retail/E-Commerce**
Oversaw all aspects of FedEx's global marketing and communications, including advertising, brand and reputation, product and business development, e-commerce, revenue and forecasting planning, retail marketing, and digital access.

 **Technological/Digital/Cybersecurity**
Responsible for several landmark developments at FedEx, including the continuing digital transformation of the company, and has had an instrumental role in recent technology upgrades to address the continued growth of e-commerce.

PAUL S. WALSH   INDEPENDENT



Age: **69**

Director Since: **1996**

Committees:
Compensation and Human Resources (Chair)

Other Public Company Directorships:
McDonald's Corporation and Vintage Wine Estates, Inc. *

* *On July 24, 2024, Vintage Wine Estates, Inc. received notice that its common stock will be delisted and removed from registration on The Nasdaq Stock Market LLC*

Mr. Walsh is Executive Chairman of the Board of McLaren Group Limited, a luxury automotive, motorsport, and technology company, a position he has held since January 2020. He also currently serves as an advisor for L.E.K. Consulting, a global strategy consulting firm, and TPG Capital LLP, a private investment firm. Mr. Walsh formerly served as Operating Partner at Bespoke Capital Partners LLC, an investment company, and Executive Chairman of Bespoke Capital Acquisition Corp., in each case from August 2016 until June 2021, and he served as Chairman of the Board of Compass Group PLC, a food service and support services company, from February 2014 to December 2020. Mr. Walsh served as Chief Executive Officer of Diageo plc, a beverage company, from 2000 to June 2013 and then served as an advisor to the company from July 2013 through 2014. Mr. Walsh also is an advisor of Chime Communications Limited, and director of UPL Corporation Ltd., Cayman. Mr. Walsh was Chairman, President, and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from 1996 to 2000, and Chief Executive Officer of The Pillsbury Company from 1992 to 1996. He was previously a director of Avanti Communications Group PLC, Centrica plc, Compass Group PLC, Diageo plc, HSBC Holdings plc, Ontex Group NV, Pace Holdings Corp., RM2 International S.A., TPG Pace Holdings Corp., Unilever PLC, and Bespoke Capital Acquisition Corp.

SKILLS AND QUALIFICATIONS


International
Former CEO of a U.K.–based, large multinational corporation.


Financial
Has held executive finance positions, including CFO of a major division, at a U.K.–based public company.


Marketing; Retail/E-Commerce
Led a company that owes much of its growth and success to highly effective marketing of its brands. His consumer-centric experience brings a vital and unique perspective to the Board.


Government
Has held executive positions at companies where government interface is crucial.

Summary of Director Nominee Experience, Qualifications, Attributes, and Skills

	DAVILA	ELLISON	GORMAN	GRIFFITH	LANE	MARTIN	NORTON	PERPALL	RAMO	SCHWAB	SMITH	STEINER	SUBRAMANIAM	WALSH
Transportation/Logistics/Supply Chain Management Experience is a positive attribute as it greatly increases a director's understanding of our business operations and its management.	○	●	●	○	○	●	○	○	○	○	●	●	●	○
International Experience is beneficial given our operations in over 220 countries and territories.	●	○	●	○	○	○	●	○	●	●	●	○	●	●
Financial Expertise is important given our use of financial targets as measures of success and the importance of accurate financial reporting and robust internal auditing.	○	○	●	○	●	●	○	●	○	○	○	●	○	●
Marketing Expertise is valuable because we emphasize promoting and protecting the FedEx brand, one of our most important assets.	●	●	●	●	○	●	○	○	○	○	○	○	●	●
Retail/E-Commerce Expertise is significant because we are strategically focused on the opportunity presented by this massive and fast-growing market.	●	●	○	●	●	●	○	○	○	○	○	○	●	●
Technological/Digital/Cybersecurity Expertise is beneficial because attracting and retaining customers and competing effectively depend in part upon the sophistication, security, and reliability of our technology.	●	○	○	●	○	○	●	○	○	○	○	○	●	○
Energy Expertise is important as we are committed to protecting the environment and have initiatives under way to reduce our energy use and minimize our environmental impact.	○	○	●	○	●	●	○	○	○	○	●	●	○	○
Human Resource Management Expertise is important because our success depends on the talent, dedication, and well-being of our people — our greatest asset.	○	○	○	●	○	○	●	○	○	○	○	○	○	○
Government Experience is useful in our highly regulated industry as we work constructively with governments around the world.	○	○	○	○	○	●	●	○	○	●	○	○	○	●
Risk Management Expertise is important as we work to identify and manage risks to our business and operations in a complex global environment.	○	○	●	●	○	●	●	●	○	○	●	○	●	○
Leadership Experience is critical because we want directors with the experience and confidence to capably advise our senior management team on a wide range of issues.	●	●	●	●	●	●	●	●	●	●	●	●	●	●

Audit Committee Financial Expert

The Board of Directors has determined that R. Brad Martin is an audit committee financial expert as that term is defined in SEC rules.

Director Independence

The Board of Directors has determined that each member of the Audit and Finance, Compensation and Human Resources, and GSPP Committees is independent. With the exception of Frederick W. Smith and Rajesh Subramaniam, each of the Board's current members and director nominees (Silvia Davila, Marvin R. Ellison, Stephen E. Gorman, Susan Patricia Griffith, Amy B. Lane, R. Brad Martin, Nancy A. Norton, Frederick P. Perpall, Joshua Cooper Ramo, Susan C. Schwab, David P. Steiner, and Paul S. Walsh) is independent and meets the applicable independence requirements of the New York Stock Exchange (including the additional New York Stock Exchange and SEC requirements for Audit and Finance Committee and Compensation and Human Resources Committee members, as applicable, with respect to current committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Executive Chairman, and Mr. Subramaniam is FedEx's President and Chief Executive Officer. Kimberly A. Jabal and V. James Vena each served as a director for a portion of fiscal 2024 prior to the 2023 annual meeting. Ms. Jabal and Mr. Vena were independent during the time they served.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, available under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships, or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

› **Prior Employment of Director.** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner, or auditing relationship ended.

› **Prior Employment of Immediate Family Member.** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner, or auditing relationship ended.

› **Current Employment of Immediate Family Member.** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.

› **Interlocking Directorships.** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.

› **Transactions and Business Relationships.** The director or an immediate family member is a partner, greater than 10% shareholder, director, or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenue for such year.

› **Indebtedness.** The director or an immediate family member is a partner, greater than 10% shareholder, director, or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

› **Charitable Contributions.** The director is a trustee, fiduciary, director, or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenue for such year.

In determining each director's independence, the Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships, and arrangements:

› Mr. Ellison and Robert B. Carter (who served as FedEx's Executive Vice President, FedEx Information Services, and Chief Information Officer until June 30, 2024) serve on the Board of Trustees of the University of Memphis, a non-profit entity to which FedEx makes payments and charitable contributions. The payments and charitable contributions made by FedEx to the University of Memphis in its fiscal 2024 represented 1.9% of the University's consolidated gross revenue for the year. The payments and charitable contributions made by FedEx to the University of Memphis in its fiscal 2023 represented 2.8% of the University's consolidated gross revenue for the year, and payments and charitable contributions made by FedEx to the University of Memphis in its fiscal 2022 represented less than one percent of the University's consolidated gross revenue for the year. The Board determined that Mr. Ellison is an independent director under the Board's independence standards as he does not have a direct or indirect material relationship with either FedEx or the University of Memphis, other than as a director or trustee, and does not derive any financial or other personal benefit from these transactions.

› FedEx has an ordinary course business relationship with Lowe's Companies, Inc., an entity for which Mr. Ellison has served as Chairman of the Board since June 2021 and President and Chief Executive Officer and as a director since July 2018. The amount of the payments made by FedEx to Lowe's (and vice versa) within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenue for such year.

> FedEx has an ordinary course business relationship with The Progressive Corporation, an entity for which Ms. Griffith serves as President and Chief Executive Officer and as a director since July 2016. The amount of the payments made by FedEx to Progressive (and vice versa) within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenue for such year.

> FedEx has an ordinary course business relationship with McLaren Group Limited, an entity for which Mr. Walsh serves as Chief Executive Officer. The amount of the payments made by McLaren to FedEx within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenue for such year.

Related Person Transactions

In accordance with the company's Policy on Review and Preapproval of Related Person Transactions, which is described in more detail below in "— Board Processes and Policies — Policy on Review and Preapproval of Related Person Transactions," the GSPP Committee has reviewed the following existing related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

> FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. Smith paid FedEx $1,137,913 during fiscal 2024 in connection with certain personal use of corporate aircraft.

> Effective June 1, 2024, Mr. Smith's oldest son is employed by Federal Express Corporation as its Chief Operating Officer — International and Chief Executive Officer — Airline and was formerly its President and Chief Executive Officer — Airline and International. The compensation of Mr. Smith's oldest son for fiscal 2024 (including any incentive compensation amounts and the Black-Scholes value of any stock option award) was $4,337,039.

> Mr. Smith's daughter is employed by FedEx Corporation as a staff director of global public policy; Mr. Subramaniam's brother is employed by Federal Express as a manager of information technology; the son-in-law of Mark R. Allen, FedEx's Executive Vice President, General Counsel and Secretary, is employed by FedEx as a managing director in the legal department; and the wife of Sriram Krishnasamy, FedEx's Executive Vice President, Chief Digital and Information Officer and Chief Transformation Officer, is employed by Federal Express as a manager of information technology. The total annual compensation of each of Mr. Smith's daughter, Mr. Subramaniam's brother, Mr. Allen's son-in-law, and Mr. Krishnasamy's wife for fiscal 2024 (including any incentive compensation and the Black-Scholes value of any stock option award) did not, individually, exceed $428,000.

> In fiscal 2017, following the Board's approval, FedEx entered into a two-year software services agreement with LiveSafe, Inc., a leading mobile risk intelligence solution for safety and security incident prevention, response, and communication. Mr. Smith is a former member of the board of directors of LiveSafe, and an affiliated entity of Mr. Smith invested $7.25 million in LiveSafe's Series B financings. Mr. Smith's youngest son was an employee and partial owner of LiveSafe. Under the terms of the agreement, FedEx paid LiveSafe $300,000 per year, in addition to an initial set-up fee of approximately $20,000. In July 2018, following the Board's approval, FedEx and LiveSafe agreed to amend and extend the agreement through July 2021. Pursuant to the amendment, the number of licensed FedEx users of the LiveSafe application increased, and FedEx paid total license fees of approximately $4.4 million over the three-year term of the agreement. In October 2020, Vector Solutions, an unrelated third party and provider of software solutions for learning, operational readiness, workforce management, and risk reduction, acquired LiveSafe. Following the sale of LiveSafe to Vector Solutions, Mr. Smith and Mr. Smith's youngest son no longer hold any ownership interests in LiveSafe or Vector Solutions, and Mr. Smith's youngest son is no longer employed by LiveSafe or Vector Solutions. In connection with the sale of LiveSafe, Vector Solutions and Mr. Smith's youngest son entered into a referral agreement pursuant to which Mr. Smith's youngest son receives commissions upon the renewal of certain LiveSafe agreements in place prior to the sale, including the FedEx agreement. LiveSafe is an integral part of our workplace safety program. Based on the recommendations of our Security and Information Technology leadership, in fiscal 2022 FedEx extended the term of the software services agreement with Vector Solutions (as successor to LiveSafe) for a three-year term beginning July 31, 2021 through July 30, 2024. The GSPP Committee and the independent members of the Board approved the extension of the agreement. FedEx will pay an annual license fee of $1,545,000 for each year of the three-year term based on the current number of licensed FedEx users. Pursuant to the referral agreement, Vector Solutions pays Mr. Smith's youngest son a commission of $154,500 per year over the three-year renewal term based on the current number of licensed FedEx users.

> In June 2024, Mr. Smith purchased an aircraft ("Aircraft") through a wholly owned limited liability company ("Aircraft Owner") for personal use. FedEx entered into the following agreements, effective August 1, 2024, relating to the Aircraft: (1) a dry lease between FedEx and the Aircraft Owner, which obligates FedEx to arrange for protection and maintenance of the Aircraft and permits FedEx to use the Aircraft for FedEx business purposes; and (2) a flight support and flight crew services agreement with Mr. Smith ("Support Agreement" and, together with the Dry Lease, the "Aircraft Agreements") covering expenses related to Mr. Smith's personal use of the Aircraft. Under the Dry Lease, the Aircraft Owner will pay FedEx for actual expenses incurred by FedEx to protect and maintain the Aircraft and a monthly fee for services performed by FedEx personnel. If FedEx uses the Aircraft for FedEx business, FedEx will pay an hourly rental rate to the Aircraft Owner, based on operating costs of the Aircraft and the fair market dry lease rate for similar aircraft. Under the Support Agreement, FedEx will provide operational support of

the Aircraft, and Mr. Smith will pay FedEx for operating expenses, flight crew expense, services provided by FedEx personnel, and trip planning services. The financial terms of the Aircraft Agreements were determined on an arms-length basis based upon an analysis of market rates for flight crews and charter flights for comparable aircraft and FedEx's operating costs. The GSPP Committee and the independent members of the Board approved the Aircraft Agreements.

The Board's Role and Responsibilities

FedEx Corporate Governance

Our Board of Directors and management team are committed to achieving and maintaining high standards of corporate governance, as well as a culture of and reputation for the highest levels of ethics, integrity, and reliability. We periodically review our governance policies and practices against evolving standards and make changes when the Board believes they would be in the best interests of the company and our stockholders. We value the perspectives of our stockholders and other stakeholders, including our employees and the communities in which we operate, and take steps to address their concerns where warranted.

In considering possible modifications of our corporate governance policies and practices, our Board and management focus on those changes that are in the best long-term interests of our company, our stockholders, and our other stakeholders.

The following sections summarize our corporate governance policies and practices, including our Board leadership structure and the responsibilities and activities of our Board and its committees. Our corporate governance documents, including our Corporate Governance Guidelines, our Board committee charters, and our Code of Conduct, are available under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on the adequacy of FedEx's risk management practices and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each regular Board meeting includes a strategic overview by the Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates on each reporting segment. In addition, at least annually, the Board reviews in detail the company's key businesses and operations. The Board also reviews the risks associated with the company's financial forecasts and annual business plan.

Additionally, risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting, and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has four standing committees. The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility.

 ## Audit and Finance Committee

The Audit and Finance Committee reviews and discusses with management the company's financial affairs, including capital structure, allocation, and returns; strategic financial outlook; annual business plan; major financial and other risk exposures and the steps management has taken to monitor and control such exposures; and the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Conduct and the FedEx Alert Line. In addition, the Audit and Finance Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit and Finance Committee on the key enterprise risks facing FedEx.

 ## Cyber and Technology Oversight Committee

The Cyber and Technology Oversight Committee reviews and discusses with management the company's cyber and technology-related risks, including network security, information and digital security, data privacy and protection, and risks related to emerging technologies such as artificial intelligence and machine learning and the technologies, policies, processes, and practices for managing and mitigating such risks. It also reviews and discusses with management the cybersecurity, cyber-resiliency, and technology aspects of the company's business continuity and disaster recovery capabilities and contingency plans.

 ## Compensation and Human Resources Committee

The Compensation and Human Resources Committee, or "Compensation & HR Committee," reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company. In addition, the Compensation & HR Committee reviews and discusses with management the company's key human resource management strategies and programs, including company culture; diversity, equity, inclusion, and opportunity ("DEI&O"); workforce demographics; and enterprise health care programs.

 ## Governance, Safety, and Public Policy Committee

The Governance, Safety, and Public Policy Committee, or "GSPP Committee," reviews and discusses with management, in light of the company's risk exposure, the composition, structure, processes, and practices of the Board and the Board committees. In addition, the GSPP Committee reviews and discusses with management the company's safety strategies, policies, programs, and practices and safety-related risk management strategies, programs, and initiatives; steps taken by management to identify, assess, and manage risks relating to the company's political activities and expenditures; corporate social responsibility ("CSR") goals, strategies, and programs, including the management of sustainability- and climate-related risks; the company's Securities Manual, which regulates trading in FedEx securities by our executives and Board members; and the company's emergency executive management succession plan.

FedEx ®

Board Oversight of Sustainability and Corporate Social Responsibility Matters

FedEx is well recognized as a leader not only in the transportation industry and for technological innovation, but also in global CSR. We understand that a sustainable global business is tied to our ESG commitments, strategies, and goals, and we are committed to connecting the world responsibly and resourcefully. Our CSR strategies and programs emphasize long-term performance that creates lasting, positive value for our business, society, and our stakeholders, including customers, team members, suppliers, communities, and stockholders. Our culture, principles, and emphasis on long-term performance have guided our company since our founding over five decades ago. Key elements of our CSR strategy include our "Safety Above All" commitment for all our operations; goal of carbon-neutral global operations by 2040; a sustainable supply chain; a diverse, equitable, and inclusive workplace that creates opportunity; and the robust giving and volunteering platform known as FedEx Cares. Our CSR platform is aligned with our company's mission and values and embedded it into our strategies, governance, operations, systems, and culture. We conduct regular ESG materiality assessments to make sure we remain focused on the right CSR priorities for the benefit of our business, our customers, our team members, our stockholders, and other key stakeholders.

The FedEx Sustainability Leadership Action Committee is responsible for setting, implementing, and reviewing our company-wide sustainability strategy and is chaired by our Chief Sustainability Officer. The Chief Sustainability Officer also oversees the company-wide implementation of our environmental management system and reviews performance on an annual basis. The Chief Sustainability Officer regularly reviews our sustainability programs with the GSPP Committee.

Our governance, operations, culture, and CSR priorities are closely aligned. The Board of Directors and its committees oversee our global CSR initiatives. The Board is responsible for reviewing and overseeing our culture and evaluating management's efforts to align corporate culture with our stated values and long-term strategy. Additionally, the Board has delegated to each of its committees responsibility for the oversight of specific aspects of our corporate culture and other CSR activities that fall within the committee's areas of responsibility.

› **The Audit and Finance Committee** evaluates the execution and effectiveness of our corporate integrity and compliance programs and regularly discusses with management other developments regarding ESG reporting, including the alignment of financial reporting and ESG disclosures and internal controls and procedures related to ESG disclosures.

› **The GSPP Committee** oversees our CSR goals, strategies, and programs, including the management of sustainability- and climate-related risks. The committee is also responsible for overseeing our safety programs and political activities and expenditures.

› **The Compensation & HR Committee** oversees our DEI&O, culture, workforce demographics, enterprise healthcare, and other key human resource management strategies and initiatives.

› **The Cyber and Technology Oversight Committee** reviews and discusses with management the company's technologies, policies, processes, and practices for managing and mitigating cyber- and technology-related risks and monitors the company's business continuity and disaster recovery capabilities and contingency plans.

FedEx is committed to actively supporting the communities we serve worldwide through the strategic investment of our people, resources, and network. We provide financial contributions, in-kind charitable shipping services, and volunteer efforts by our team members to help a variety of non-profit organizations achieve their goals and make a measurable impact on the world.

ESG and CSR Highlights

The success of our efforts is built on our sound ESG practices, which are aligned with our company's strategic focus. We remain steadfast in transparently sharing our progress in three areas that are central to everything we do — our principles, our planet, and our people. FedEx publishes an annual ESG Report which highlights our commitment to ESG leadership in the transportation and logistics industry and includes important goals and metrics demonstrating our commitment to fulfilling these responsibilities. Our 2024 ESG Report is available at **fedex.com/en-us/sustainability/reports.html**.

FedEx also publishes a Global Economic Impact Report that demonstrates how we actively foster global, regional, and local economic growth, empower businesses of all sizes, and make substantial investments in communities around the world. Our 2023 Global Economic Impact Report is available at **economicimpact.fedex.com**.

The 2024 ESG Report and 2023 Global Economic Impact Report are not incorporated by reference in, and do not form a part of, this proxy statement.

Highlights from the 2024 ESG Report and 2023 Global Economic Impact Report are noted below:

Our Principles	› We run our business with an absolute commitment to safety, ethics, integrity, and reliability in our global operations, as well as in how we manage cybersecurity and data privacy, public policy and advocacy, and global supply chain relationships.
	› In 2024, FedEx was recognized by Ethisphere as one of the World's Most Ethical Companies® for the second year in a row. FedEx was once again the only honoree in the Transportation/Trucking/Railroad industry category in 2024.
Our Planet	› Thanks to our ongoing sustainability efforts, we reduced our carbon dioxide equivalent emissions intensity on a revenue basis by 48% from fiscal 2009 through fiscal 2023, a period during which our volume grew by 121%.
	› For fiscal 2023, our ongoing fuel- and energy-savings initiatives avoided over 2.3 million metric tons of CO_2e, representing 10% of our fiscal 2023 total greenhouse gas emissions.
	› For fiscal 2023, 147 million gallons of jet fuel were avoided through our aircraft fuel conservation and fleet modernization efforts.
	› In fiscal 2023, we had nearly 10,000 alternative on-road and off-road fuel and electric vehicles in service.
	› In fiscal 2023, 34 FedEx locations worldwide generated on-site and off-site solar energy.
	› The ongoing implementation of our innovative Network 2.0 model is designed to reduce our station footprint, increase pickup-and-delivery route efficiency, and optimize our enterprise linehaul networks, and Tricolor, the fundamental redesign of our air network, is enhancing the efficiency of our air operations.
Our People	› For fiscal 2023, 37% of FedEx management employees in the U.S. were racially or ethnically diverse, and 27% of FedEx management employees globally were women.
	› In fiscal 2023, FedEx provided over $44 million in tuition assistance to more than 12,000 employees.
	› In fiscal 2023, FedEx contributed $9 million to various non-profits aligned with our DEI&O commitment.
Our Global Impact	› We donated nearly $60 million to charitable organizations in fiscal 2023.
	› According to an analysis prepared by Dun & Bradstreet, FedEx indirectly contributed an estimated $35.3 billion to global net economic output and supported an estimated 1.1 million jobs across its suppliers in 2022.
	› $18.6 billion in goods and services were acquired from diverse and small business suppliers in our U.S. operations in fiscal 2023.

Stockholder Engagement

We believe that thoughtful stockholder engagement is important, and we have a long history of such engagement. We have an active stockholder engagement program in which we meet regularly with our largest stockholders to discuss our business strategy, operations, sustainability and CSR programs, and corporate governance, as well as other topics of interest to them. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives, and concerns, and enable the company to effectively address issues that matter most to our stockholders.

We also give our stockholders the means by which they can communicate with our Board. As set forth in our Corporate Governance Guidelines, one of the responsibilities of each of our Lead Independent Director and Vice Chairman of the Board is to communicate with stockholders, as appropriate, and if so requested. Moreover, as discussed in more detail in "— Board Processes and Policies — Communications with Directors," our stockholders have the ability to communicate directly with any director (including our Lead Independent Director or Vice Chairman of the Board), any Board committee, or the full Board.

Stockholder Engagement



Q1

Before Annual Meeting of Stockholders
› Discuss stockholder proposals with proponents
› Publish Annual Report and Proxy Statement, highlighting recent Board and company activities
› Engage stockholders and seek feedback on matters presented for their consideration

Q2

Annual Meeting of Stockholders
› Engage directly with stockholders
› Receive and review voting results for management and stockholder proposals

Off-Season Engagement and Evaluation of Practices
› Engage with stockholders and other stakeholders regarding topics of interest, including our Board, corporate governance, executive compensation, and sustainability and CSR practices to better understand their viewpoints and inform Board discussions
› Attend and participate in investor and corporate governance-related events to learn about emerging trends and issues and further engage stockholders
› Evaluate potential changes to corporate governance or executive compensation practices in light of stockholder feedback and review of practices

After Annual Meeting of Stockholders
› Discuss voting results from annual meeting in light of existing corporate governance and executive compensation practices, as well as feedback received from stockholders, and determine if any follow-up actions are appropriate
› Review corporate governance trends, recent regulatory developments, and the company's corporate governance documents, policies, and procedures to determine if any changes should be considered
› Determine topics for discussion during off-season stockholder engagement

Q4

Q3

Engagement Highlights

 Since our last annual meeting, we have engaged with a global and diverse group of approximately 120 stockholders, including actively managed funds, index funds, union and public pension funds, and socially responsible investment funds. This group represented approximately 49% of our institutional ownership and 38% of our outstanding shares. Participants included our President and Chief Executive Officer, Vice Chairman of the Board and Chair of the Audit and Finance Committee, Lead Independent Director, Chief Sustainability Officer, Executive Vice President – Chief People Officer, and legal and investor relations teams.

Focus Areas

› Business Strategy and Performance
› Executive Compensation
› Corporate Culture and DEI&O
› Human Resource Management

› Board Governance, Composition, and Refreshment
› Climate Change and Other Sustainability Matters
› Public Policy and Advocacy

Executive Officer Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chief Executive Officer and other executive officers. The GSPP Committee, in consultation with the Chief Executive Officer, annually reports to the Board on executive officer succession planning. The entire Board works with the GSPP Committee and the Chief Executive Officer to evaluate potential successors to the CEO and other executive officers. Through this process, the Board receives presentations that include qualitative evaluations of potential successors to the Chief Executive Officer and other executive officers. Each Board member has complete and open access to any member of management. We believe this enhances the Board's oversight of succession planning. The Chief Executive Officer will at all times make available, and periodically provides to the Board, his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the GSPP Committee periodically reviews and revises as necessary the company's emergency executive management succession plan, which details the actions to be taken by specific individuals in the event an executive officer suddenly dies, departs unexpectedly, or becomes incapacitated.

Board Structure

Board Leadership Structure

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs in support of our mission of producing superior financial returns for our stockholders by providing high value-added logistics, transportation, and related business services through focused operating companies.

The leadership structure of our Board of Directors includes:

A separate Executive Chairman and Chairman of the Board and Chief Executive Officer, as well as an independent Vice Chairman, who is the designated successor to the Chairman of the Board.	**Independent, active, and effective directors** of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies.	**A Lead Independent Director.** The chairperson of the GSPP Committee, who is elected annually by a majority of the independent Board members, serves as the Lead Independent Director.

The roles of FedEx Chairman of the Board and Chief Executive Officer are held by two separate individuals. From 1977 until May 31, 2022, Frederick W. Smith, FedEx's founder, served as both Chairman of the Board of Directors and Chief Executive Officer. Effective June 1, 2022, in connection with the announcement that Mr. Smith was stepping down as Chief Executive Officer and that Rajesh Subramaniam had been promoted to the role of President and Chief Executive Officer, the Board named Mr. Smith as Executive Chairman. As Executive Chairman, Mr. Smith focuses on Board governance as well as issues of global importance, including sustainability, innovation, and public policy. This separation of the roles of Chairman and Chief Executive Officer allows FedEx to leverage Mr. Smith's extensive knowledge of FedEx while transferring full oversight of FedEx's strategic initiatives and business plans to Mr. Subramaniam. In addition, effective March 25, 2022, the Board named R. Brad Martin, the independent chair of the Audit and Finance Committee, as Vice Chairman of the Board and designated him as the successor to become the independent Chairman of the Board at such time as Mr. Smith leaves the Board. The Board also determined to maintain the policy requiring that if the Chairman of the Board is the Chief Executive Officer, an Executive Chairman, or otherwise not independent, the chairperson of the GSPP Committee shall serve as Lead Independent Director.

The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors, Board committees, independent Vice Chairman, and Lead Independent Director, and the highly effective corporate governance structures and processes in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs. As set forth in our Corporate Governance Guidelines, the Lead Independent Director has the following responsibilities and authority:

› presides at executive sessions of the non-management and independent Board members and, if a Vice Chairman of the Board is not serving, presides at all other meetings of the Board of Directors at which the Chairman of the Board is not present;

› serves as a liaison between the Chairman of the Board and independent Board members, it being understood that all Board members have complete and open access to any member of management;

› reviews and approves Board meeting agendas and Board meeting schedules;

› consults with the Chairman of the Board with regard to other information sent to the Board of Directors in connection with Board meetings or other Board action;

› may call meetings of the independent Board members as he deems necessary or appropriate; and

› is available to communicate with stockholders of the company, as appropriate, if requested by such stockholders.

In addition, under our Corporate Governance Guidelines, the Board has elected an independent director to serve as Vice Chairman, and such Vice Chairman serves as the designated successor to the Chairman of the Board. FedEx's Bylaws provide that a Vice Chairman of the Board shall exercise the powers and perform the duties of the Chairman of the Board when the Chairman of the Board is not present. In addition, the Vice Chairman of the Board:

› works closely with the Chairman of the Board to assist the Chairman of the Board in carrying out his duties;

› provides such other assistance as the Chairman of the Board may request;

› communicates with stockholders of the company, as appropriate, if requested by such stockholders; and

› has additional responsibilities as may be prescribed by the Board from time to time.

The Board believes that FedEx's Bylaws and Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Under our Bylaws and Corporate Governance Guidelines, the Board maintains the following practices, in addition to those described above:

Directors stand for election annually by majority vote.	Under our Bylaws, all members of our Board of Directors are elected annually. In addition, our Bylaws require that we use a majority-voting standard in uncontested director elections in which a director nominee must receive more votes cast "for" than "against" in order to be elected.
Our independent directors hold regular executive sessions.	Our independent Board members meet at regularly scheduled executive sessions without management present. The Chairman of the Board, if independent, or the Lead Independent Director conducts and presides at these meetings. In addition, the Lead Independent Director may call such meetings of the independent Board members as he or she deems necessary or appropriate, may be designated to preside at any Board or stockholder meeting if no Vice Chairman is serving, and presides at all Board meetings at which the Chairman of the Board or Vice Chairman (if serving) is not present.
Board members may submit agenda items and request information.	Each Board member may place items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting, or request information that has not otherwise been provided to the Board. Additionally, the Lead Independent Director (if serving) reviews and approves all Board meeting schedules and agendas and consults with the Chairman of the Board regarding other information sent to the Board in connection with Board meetings or other Board action.
Our Board members interact with management.	Consistent with our philosophy of empowering each member of our Board of Directors, each Board member has complete and open access to any member of management and to the chairperson of each Board committee for the purpose of discussing any matter related to the work of such committee. The Chairman of the Board (if independent) and Lead Independent Director also serve as liaisons, but not a buffer, between the Chief Executive Officer and independent Board members.
Our directors are encouraged to interact with stockholders.	If any of our major stockholders asks to speak with any Board member on a matter related to FedEx, we encourage that director to make himself or herself available and will facilitate such interaction. Additionally, the Lead Independent Director and Vice Chairman of the Board are available to communicate with stockholders, as appropriate, if requested by such stockholders and do so from time to time.
Our directors can request special Board meetings.	Special meetings of the Board can be called by the Chairman of the Board, the Chief Executive Officer, or the Vice Chairman or at the request of two or more directors.
The Board or any Board committee can retain independent advisors.	The Board and each Board committee have the authority to retain independent legal, financial, and other advisors as they deem appropriate.
Our Bylaws provide stockholders a meaningful proxy access right.	Our Bylaws provide stockholders a meaningful proxy access right. The Bylaws include the following terms: a 3% ownership threshold and 3-year holding period requirement; a cap on the number of director nominees at two directors or 20% of the Board, whichever is greater; and a stockholder group aggregation limit of 20.
Our Bylaws provide stockholders a right to call a special meeting.	Our Bylaws provide holders of 20% or more of our common stock the right to call a special meeting, subject to the terms of our Bylaws.

Board Committees

The Board of Directors has four standing committees: the Audit and Finance Committee, Compensation & HR Committee, Cyber and Technology Oversight Committee, and GSPP Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the Investor Relations page of our website at **investors.fedex.com** under the ESG heading below "Board of Directors." Committee memberships as of the date of this proxy statement are as follows:

AUDIT AND FINANCE COMMITTEE

COMMITTEE MEMBERS:

R. BRAD MARTIN*
(CHAIR)

Marvin R. Ellison
Amy B. Lane
Frederick P. Perpall
Joshua Cooper Ramo

FY24 MEETINGS HELD
10

COMMITTEE REPORT
page 94

*   Audit Committee
    Financial Expert

COMMITTEE FUNCTIONS:

› Oversees the independent registered public accounting firm's qualifications, independence, and performance;

› Assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements, (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting, (iii) the performance of the internal auditors, (iv) the company's controls and procedures related to its ESG disclosures, and (v) the company's financial affairs, including capital structure, allocation, and returns;

› Preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm;

› Reviews and discusses with management and the Board of Directors (i) the guidelines and policies that govern the processes by which the company assesses and manages its exposure to risk and (ii) the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures;

› Oversees FedEx's integrity and compliance programs, including compliance with legal and regulatory requirements, and reviews and discusses with management legislative, regulatory, and other developments regarding ESG reporting and disclosures; and

› Reviews and discusses with management and the Board of Directors (i) the company's annual business plan and strategic financial outlook; (ii) capital expenditure and lease requests (subject to Board-established approval thresholds) and the company's ROIC and other financial performance metrics; and (iii) the company's capital structure and allocation, cash dividend policy, stock repurchase authorizations, debt and equity financings, and material credit agreements.

COMPENSATION AND HUMAN RESOURCES COMMITTEE

COMMITTEE MEMBERS:

PAUL S. WALSH
(CHAIR)

Silvia Davila
Susan Patricia Griffith
Amy B. Lane
Susan C. Schwab

FY24 MEETINGS HELD
7

COMMITTEE REPORT
page 43

COMMITTEE FUNCTIONS:

› Evaluates, together with the independent members of the Board, the performance of each of FedEx's Executive Chairman and Chief Executive Officer and recommends their compensation for approval by the independent directors;

› Reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement;

› Oversees the administration of FedEx's equity compensation plans and reviews the strategies relating to, and costs and structure of, key employee benefit and fringe-benefit plans and programs;

› Helps discharge the Board's responsibilities relating to the compensation of executive officers; and

› Reviews and discusses with management the company's key human resource management strategies and programs, including company culture; DEI&O; workforce demographics; and enterprise health care programs.

 ## CYBER AND TECHNOLOGY OVERSIGHT COMMITTEE

COMMITTEE MEMBERS:

NANCY A. NORTON (CHAIR)

Silvia Davila
Stephen E. Gorman
Joshua Cooper Ramo
Susan C. Schwab

FY24 MEETINGS HELD
7

COMMITTEE FUNCTIONS:

› Reviews major cyber and technology-related projects and technology architecture decisions;

› Assesses whether FedEx's cyber and technology programs, including those related to emerging technologies such as artificial intelligence and machine learning, effectively support the company's business objectives and strategies;

› Assists the Board of Directors in oversight of cyber and technology-related risks and management's efforts to monitor and mitigate those risks; and

› Advises FedEx's senior Data and Technology management team and the Board of Directors on cyber and technology-related matters.

 ## GOVERNANCE, SAFETY, AND PUBLIC POLICY COMMITTEE

COMMITTEE MEMBERS:

DAVID P. STEINER (CHAIR)

Marvin R. Ellison
Stephen E. Gorman
Susan Patricia Griffith
Frederick P. Perpall

FY24 MEETINGS HELD
8

COMMITTEE FUNCTIONS:

› Identifies individuals qualified to become Board members;

› Recommends to the Board of Directors director nominees to be proposed for election at the annual meeting of stockholders;

› Recommends to the Board of Directors nominees (including chairpersons) for appointment to Board committees;

› Assists the Board of Directors in determining director independence, overseeing Board and committee evaluations, and developing and implementing effective corporate governance programs;

› Reviews and discusses with management the company's safety strategies, policies, programs, and practices and safety-related risk management strategies, programs, and initiatives;

› Reviews and discusses with management (i) public policy, political, and legislative trends and matters that affect or may affect the company's business, performance, strategies, or reputation; (ii) the company's political activities and participation in the political process; (iii) the company's contributions to trade associations and other tax-exempt organizations that engage in political activities; (iv) the steps management has taken to identify, assess, and manage risks relating to the company's political activities and expenditures; (v) the company's reporting of its political activities and expenditures; and (vi) the company's Policy on Political Contributions;

› Reviews and discusses with management the company's CSR goals, strategies, and programs, including the management of sustainability- and climate-related risks, and, in consultation with the Audit and Finance Committee, reviews and discusses with management the company's annual ESG Report;

› Reviews and discusses the company's Securities Manual with the Executive Vice President and General Counsel and recommends any proposed changes to the Board of Directors for approval; and

› In consultation with the Chief Executive Officer, evaluates potential successors to the Chief Executive Officer and other executive officers and reports annually to the Board of Directors on succession planning, and periodically reviews and approves any changes to the company's emergency executive management succession plan.

In addition, as discussed above under "— The Board's Role and Responsibilities — Board Risk Oversight," each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. Also, the Audit and Finance Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

The Board of Directors has approved maintaining the composition and chairs of the committees so that, immediately following the annual meeting, if all of the director nominees are elected, the committee memberships will remain as described above.

Board Meetings and Meeting Attendance

During fiscal 2024, the Board of Directors held six regular meetings and four special meetings. The average attendance of all directors at Board and committee meetings was 93%. Each director attended at least 75% of the aggregate meetings of the Board and any committees on which he or she served that were held during the periods that he or she served as a director. Our policy on director attendance at meetings can be found in our Corporate Governance Guidelines, which are available under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. All but one of the then-current members of the Board of Directors attended the 2023 annual meeting of stockholders.

Board Processes and Policies

Director Mandatory Retirement

FedEx's Corporate Governance Guidelines provide that a non-management director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 75. Under this policy, a non-management director may not be nominated to a new term if he or she would be age 75 or older at the end of the calendar year in which the election is held. In order to provide the GSPP Committee and the Board of Directors greater flexibility in director succession planning, the policy provides that the Board of Directors, upon the recommendation of the GSPP Committee, may grant an exception to the mandatory retirement provision for a specific director, with each such exception required to be renewed annually.

Outside Board Service and Commitments

Service as a member of the FedEx Board of Directors is a significant commitment in terms of both time and responsibility. Accordingly, each Board member is encouraged to limit the number of other boards on which he or she serves and be mindful of his or her other existing and planned future commitments, so that such other directorships and commitments do not materially interfere with his or her service as an effective and active member of FedEx's Board of Directors.

Specifically, the FedEx Corporate Governance Guidelines provide that Board members should not sit on more than three public company boards in addition to the FedEx Board of Directors, and Board members who are executive officers of public companies should not sit on more than one other public company board. Board members must advise the Chairman of the Board and/ or the chairman of the GSPP Committee in advance of accepting an invitation to serve on another board. In addition, given the significant time demands and responsibilities of serving on a public company audit committee, no member of the Audit and Finance Committee may serve on more than two other public company audit committees.

The GSPP Committee reviews our policy on outside board service and commitments included in the FedEx Corporate Governance Guidelines in conjunction with its regular review of corporate governance matters, and recommends to the FedEx Board of Directors any appropriate changes. All members of the FedEx Board of Directors are currently in compliance with the limitations on outside board service set forth in the FedEx Corporate Governance Guidelines.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the GSPP Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

› Interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;

› Not be fair as to FedEx; or

› Otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the GSPP Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify, or terminate the transaction or relationship.

Communications with Directors

Stockholders and other interested parties may communicate directly with the entire Board or any member (including the Executive Chairman, President and Chief Executive Officer, Lead Independent Director, or Vice Chairman), committee, or group of independent directors of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in his opinion, deals with the functions of the Board or its committees or that he otherwise determines requires the attention of any member, group, or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Policy Regulating Trading by Insiders

We have comprehensive and detailed policies and procedures (set forth in the FedEx Securities Manual) that are designed to promote compliance with insider trading laws, rules, and regulations and New York Stock Exchange ("NYSE") listing standards and regulate trading by our officers, managing and staff directors, Board members, and any other employees having access to material, non-public information about FedEx. The Securities Manual includes information regarding trading windows, blackout periods, explains when transactions in FedEx stock are permitted, and contains a mandatory pre-clearance policy for transactions in FedEx securities by certain insiders, including Board members. The Securities Manual prohibits insiders, including Board members, from trading (or tipping others to trade) in FedEx securities on the basis of "material, non-public information" until the information has been disclosed to the public. The policy explains the principles governing "material, non-public information" and provides examples of the types of events or information that may be considered material. The GSPP Committee periodically reviews and discusses the Securities Manual with the Executive Vice President and General Counsel and recommends any proposed changes to the Board of Directors for approval.

Hedging and Pledging

The Securities Manual and our Corporate Governance Guidelines also set forth certain types of transactions in FedEx securities that are always prohibited, even when permitted by law, in order to further align the interests of our executive officers and directors with our stockholders' interests. Specifically, (i) publicly traded (or exchange-traded) options, such as puts, calls, and other derivative securities; (ii) short sales, including "sales against the box"; and (iii) hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions, are prohibited.

The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; however, the (i) Lead Independent Director or Vice Chairman of the Board and the Executive Vice President and General Counsel, with respect to any non-management Board member, the Executive Chairman, or the President and Chief Executive Officer; (ii) President and Chief Executive Officer and the Corporate Vice President – Corporate Governance, Securities, and Tax Law with respect to the Executive Vice President and General Counsel; and (iii) the Executive Vice President and General Counsel, in all other instances, may, as applicable, grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis if the requesting person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. The Executive Vice President and General Counsel will inform the Chairman of the Board and Lead Independent Director of any such exception granted.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (a) each non-management director own FedEx shares valued at five times his or her annual retainer fee within five years after joining the Board and (b) within five years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

SENIOR MANAGEMENT POSITION	OWNERSHIP GOAL	
Executive Chairman		**6x** annual base salary
President and Chief Executive Officer		**6x** annual base salary
Other FedEx Executive Officers		**3x** annual base salary
Executive Vice Presidents who are not Section 16 officers, divisional presidents, regional presidents, and enterprise vice presidents		**2x** annual base salary
Other Senior Officers		**1x** annual base salary

For purposes of meeting this goal, unvested restricted stock and restricted stock units are counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of July 29, 2024, each director currently serving owned sufficient shares to comply with this goal or was within the five-year period to obtain compliance. In addition, each executive officer owned sufficient shares to comply with this goal or was within the five-year period to attain compliance.

Directors' Compensation

Outside Directors' Compensation Program

During fiscal 2024 non-management (outside) directors were paid an annual retainer of $140,000. The Vice Chairman of the Board, Lead Independent Director, and Committee Chairpersons were paid additional annual fees as set forth below:

› Vice Chairman of the Board — $30,000

› Lead Independent Director — $30,000

› Chair, Audit and Finance Committee — $30,000

› Chair, Compensation and Human Resources Committee — $25,000

› Chair, Cyber and Technology Oversight Committee — $20,000

› Chair, Governance, Safety, and Public Policy Committee — $20,000

Non-employee directors may elect to receive their annual retainer in all cash, all shares, or 50% in cash and 50% in shares. The number of retainer shares issued is based on the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange ("NYSE")) on the date of issuance, with any fractional amounts paid in cash. In addition, each outside director received restricted stock units ("RSUs") of FedEx common stock having a target value of $195,000. The RSUs vest fully one year after the grant date (or the date of the next annual meeting of stockholders, if earlier), and accrue dividend equivalent rights, which are reinvested in additional RSUs. Non-employee directors appointed to the Board after the annual meeting received a prorated annual retainer and RSU award.

Frederick W. Smith and Rajesh Subramaniam, the only directors who are also FedEx employees, do not receive any additional compensation for serving as a director.

The Compensation & HR Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies. In 2023, two data sets were used for comparison: (1) a group of 20 companies ranked closely to FedEx on the Fortune 100 list across a range of industries (which are listed on *Appendix A* attached hereto) and (2) all publicly traded companies in the Fortune 100 (excluding FedEx). Before making a recommendation regarding director compensation to the Board, the Compensation and Human Resources Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Other Compensation

We provide transportation when a non-employee director travels on FedEx business, including to attend meetings of the Board or a committee. From time to time, spouses may be invited to attend certain meetings at the request of the Board. The Board believes this creates a collegial environment that enhances the effectiveness of the Board. If spouses are invited to attend meetings, FedEx provides transportation or covers the cost of the additional travel and related incidental expenses. Any such spousal travel costs are treated by the Internal Revenue Service as taxable income to the applicable director. Non-employee directors do not receive gross-ups to compensate for the resulting income taxes except in connection with the presentation of a retirement gift.

FedEx also provides personal digital protection services to all directors as a perquisite.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of Federal Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

Paul S. Walsh is the only director who served on the Board during fiscal 2024 who is entitled to benefits under this plan. Mr. Walsh has not yet received any plan benefits, which will be paid as a single lump-sum distribution on or before the fifteenth business day of the month immediately following the date of Mr. Walsh's retirement. In the event of Mr. Walsh's death, his surviving spouse shall be entitled to receive the lump-sum payment. The following table sets forth the amount payable to Mr. Walsh assuming a hypothetical retirement date of June 1, 2024.

NAME	LUMP SUM PAYMENT AMOUNT ($)
P.S. Walsh	64,626[1]

[1] Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2024 Director Compensation

The following table sets forth information regarding the compensation of FedEx's current and former non-employee directors for the fiscal year ended May 31, 2024:

NAME	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS IN LIEU OF CASH RETAINER ($)[2]	RSU AWARDS ($)[3][4]	ALL OTHER COMPENSATION ($)[5]	TOTAL ($)
S. Davila	52,501	52,499	146,355	—	251,355
M.R. Ellison	70,070	69,930	195,123	—	335,123
S.E. Gorman	140,000	—	195,123	—	335,123
S.P. Griffith	140	139,860	195,123	—	335,123
K.A. Jabal[6]	—	—	—	—	—
A.B. Lane	140,000	—	195,123	—	335,123
R.B. Martin	130,070	69,930	195,123	—	395,123
N.A. Norton	158,804	—	195,123	—	353,927
F.P. Perpall	70,070	69,930	195,123	—	335,123
J.C. Ramo	1,336	139,860	195,123	—	336,319
S.C. Schwab	70,070	69,930	195,123	—	335,123
D.P. Steiner	50,140	139,860	195,123	—	385,123
V.J. Vena[7]	—	—	—	—	—
P.S. Walsh	165,000	—	195,123	26,702	386,825

[1] Includes (a) annual retainer payments and committee chairperson fees (as applicable) and (b) cash paid in lieu of fractional shares issued to Messrs. Ellison, Martin, Perpall, Ramo, and Steiner, Mses. Davila and Griffith, and Ambassador Schwab in connection with their election to receive shares of FedEx's common stock in lieu of all or a portion of their annual retainer fees. Ms. Davila was first appointed to the Board on December 22, 2023. Ms. Davila received a cash payment of $52,501 for 50% of the prorated retainer for service from December 22, 2023 through the date of the 2024 annual meeting and cash paid in lieu of fractional shares issued for the remaining 50% of her prorated retainer fee. See "— Outside Directors' Compensation" above.

[2] Messrs. Ramo and Steiner and Ms. Griffith elected to receive 100% of their annual retainer ($140,000) in shares of FedEx's common stock (534 shares each), and Messrs. Ellison, Martin, Perpall and Ambassador Schwab elected to receive 50% of their annual retainer ($70,000) in shares of FedEx's common stock (267 shares each). The number of shares received was determined by dividing the dollar amount of the retainer to be paid in shares by the fair market value of our common stock on September 22, 2023 ($261.91), rounded down to the nearest whole share. Ms. Davila was first appointed to the Board on December 22, 2023, and elected to receive 50% of the prorated retainer for service from December 22, 2023 through the date of the 2024 annual meeting ($52,499) in shares of FedEx common stock (212 shares). The number of shares received was determined by dividing the dollar amount of the retainer to be paid in shares by the fair market value of our common stock on December 22, 2023 ($247.635), rounded down to the nearest whole share.

[3] On September 22, 2023, each outside director elected at the 2023 annual meeting received 745 RSUs. On December 22, 2023, following her appointment to the Board, Ms. Davila received 591 RSUs. The grant date fair value of each such RSU was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 and is set forth in this column. Assumptions used in the calculation of these amounts are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2024, included in our Annual Report on Form 10-K for fiscal 2024. RSUs granted to the outside directors generally vest fully one year after the grant date (or the date of the next annual meeting of stockholders, if earlier), and accrue dividend equivalent rights, which are reinvested in additional RSUs.

[4] For years prior to fiscal 2024, non-employee directors received stock options as part of FedEx's director compensation program. The following table sets forth the aggregate number of unvested RSUs and outstanding stock options held by each current or former non-employee director who served during fiscal 2024, as of May 31, 2024:

NAME	RSU AWARDS OUTSTANDING[a]	OPTIONS OUTSTANDING
S. Davila	594	—
M.R. Ellison	752	31,412
S.E. Gorman	752	4,727
S.P. Griffith	752	19,615
K.A. Jabal[6]	—	—
A.B. Lane	752	5,567
R.B. Martin	752	28,877
N.A. Norton	752	4,727
F.P. Perpall	752	6,719
J.C. Ramo	752	28,877
S.C. Schwab	752	25,267
D.P. Steiner	752	31,412
V.J. Vena[7]	—	840
P.S. Walsh	752	31,412

[a] Numbers shown are rounded to the nearest whole share. Includes 7.062 RSUs accrued as dividend equivalent rights for each of Messrs. Ellison, Gorman, Martin, Perpall, Ramo, Steiner, and Walsh, Mses. Griffith and Lane, Vice Admiral Norton, and Ambassador Schwab and 2.6292 RSUs accrued as dividend equivalent rights for Ms. Davila.

[5] SEC rules require perquisites and other personal benefits having a total value over $10,000 to be reported in the "All Other Compensation" column. Amounts included in the "All Other Compensation" column above for Mr. Walsh include (i) spousal travel and activities related to attendance at the July 2023 FedEx customer gala held in conjunction with the July 2023 Board meeting ($23,102) and (ii) digital personal protection services ($3,600). No other director had perquisite and other personal benefits over $10,000.

[6] Ms. Jabal served as a director for a portion of fiscal 2024 but did not stand for re-election and retired as a director immediately prior to the 2023 annual meeting.

[7] Mr. Vena served as a director for a portion of fiscal 2024 but resigned from the Board on July 26, 2023.

EXECUTIVE COMPENSATION

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

We are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

> *"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative discussion, is hereby APPROVED."*

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement. Consistent with the results of the 2023 stockholder vote on the frequency of its "say-on-pay" advisory vote, FedEx holds the "say-on-pay" advisory vote annually.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executive officers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation & HR Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 43:

› Annual and long-term incentive payments and stock options continue to represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of corporate financial-performance goals or stock price appreciation. In fiscal 2024, 70% of the Chief Executive Officer's target total direct compensation ("TDC") consisted of variable, at-risk components. With respect to the other named executive officers, 62% to 65% of their fiscal 2024 target TDC consisted of variable, at-risk components.

› In June 2023, the Board of Directors approved the fiscal 2024 AIC plan for our team members, including executive officers. Under the fiscal 2024 AIC plan, annual bonus payments were tied to achieving specified levels of fiscal 2024 adjusted consolidated operating income. Achievement below the target objective for adjusted consolidated operating income for fiscal 2024 resulted in below-target payouts under the fiscal 2024 AIC plan.

› LTI payouts for fiscal 2024 were tied to meeting pre-established aggregate adjusted EPS goals (75%) and CapEx/Revenue goals (25%) over a three-fiscal-year period. A significant year-over-year adjusted EPS decline in fiscal 2023 resulted in below-threshold attainment under the EPS component of the FY22–FY24 LTI plan, while CapEx/Revenue below the maximum objective over the three-fiscal-year period resulted in maximum attainment under this component, all resulting in below-target total payouts under the FY22–FY24 LTI plan.

› The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates. The exercise price for the fiscal 2024 annual stock option grant to executive officers was $229.595. The closing price of FedEx common stock on July 29, 2024 was $299.23.

› Our stock ownership goal effectively promotes meaningful and significant stock ownership by our executive officers and further aligns their interests with those of our stockholders. As of July 29, 2024, each of our named executive officers who is a current FedEx employee exceeded the stock ownership goal or was within the five-year period to attain compliance.

› In response to investor feedback on the metrics used in our LTI plans, the Compensation & HR Committee and the Board of Directors incorporated a new metric — ROIC — into the FY24–FY26 LTI plan in lieu of the CapEx/Revenue metric used in the FY22–FY24 and FY23–FY25 LTI plans. For additional information on the FY24–FY26 LTI plan, see "Compensation Elements and Fiscal 2024 Amounts — LTI Program — Future LTI Payout Opportunities — FY23–FY25, FY24–FY26, and FY25–FY27 LTI Plans."

› In the 2023 executive compensation advisory vote, 89.7% of the voted shares supported the compensation of FedEx's named executive officers. FedEx continues to make significant efforts to engage with stockholders and solicit feedback on our executive compensation program. We believe these efforts contributed, in part, to the strong stockholder support for FedEx's executive compensation program reflected in the fiscal 2023 executive compensation advisory vote.

› We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 43 through 86, which provides detailed information on our compensation philosophy, policies, and practices, and the compensation of our named executive officers.

Your Board of Directors recommends that you vote "FOR" this proposal.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors, or the Compensation & HR Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation & HR Committee. Even so, the Board of Directors and the Compensation & HR Committee highly value our stockholders' opinions and will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

Report of the Compensation and Human Resources Committee of the Board of Directors

The Compensation & HR Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation & HR Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2024.

Compensation and Human Resources Committee Members

    

PAUL S. WALSH
Chair

SILVIA DAVILA

SUSAN PATRICIA GRIFFITH

AMY B. LANE

SUSAN C. SCHWAB

Compensation Discussion and Analysis

Our executive compensation program is designed not only to retain and attract highly qualified and effective executive officers, but also to motivate them to contribute substantially to FedEx's future success for the long-term benefit of stockholders and reward them for doing so.

In this section we discuss and analyze the compensation of our principal executive officer, principal financial officer, our three other most highly compensated executive officers, and Michael C. Lenz, our former Executive Vice President and Chief Financial Officer (the "named executive officers") for the fiscal year ended May 31, 2024. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and the other compensation-related tables and disclosure below.

2023 Say-on-Pay Advisory Vote Outcome and Frequency of Future Say-on-Pay Votes

Each year, the Compensation & HR Committee carefully considers the most recent advisory vote by stockholders to approve named executive officer compensation. In the 2023 advisory vote, 89.7% of the voted shares supported the compensation of FedEx's named executive officers. The Compensation & HR Committee and Board of Directors interpret this strong level of support as affirmation of the current design, purposes, and direction of FedEx's executive compensation programs. FedEx continues to make significant efforts to engage with stockholders and solicit feedback on our executive compensation program, which we believe contributed, in part, to the strong stockholder support for FedEx's executive compensation program reflected in the fiscal 2023 advisory vote. Since the 2023 annual meeting, management engaged with approximately 120 stockholders (including institutional investors representing approximately 49% of our institutional ownership) on a number of issues, including executive compensation.

Over the past three years, based on stockholder feedback, the Compensation & HR Committee incorporated two new metrics into the LTI plans to continue to align executive compensation with stockholder value:

› Relative total shareholder return ("TSR") (included as 25% of the total payout opportunity in the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans); and

› ROIC (included as 25% of the total payout opportunity in the FY24–FY26 and FY25–FY27 LTI plans)

In its ongoing evaluation of FedEx's executive compensation programs and practices, the Compensation & HR Committee will continue to consider the results from future stockholder advisory votes to approve named executive officer compensation and continue to reach out to our stockholders to discuss our executive compensation program.

Additionally, following the strong preference indicated by our stockholders (98.3% of the voted shares) at the 2023 annual meeting to hold an advisory vote to approve named executive officer compensation each year, the Board of Directors has determined to hold an annual stockholder advisory vote on executive compensation until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur no later than FedEx's annual meeting stockholders in 2029.

Executive Summary

Fiscal 2024 Business and Incentive Compensation Highlights

In September 2022, FedEx announced our DRIVE transformation program to improve long-term profitability, including Network 2.0, the multi-year effort to improve the efficiency with which FedEx picks up, transports, and delivers packages in the U.S. and Canada. In April 2023, we announced one FedEx, a consolidation plan to ultimately bring FedEx Ground Package System, Inc. and FedEx Corporate Services, Inc. into Federal Express, becoming a single company operating a unified, fully integrated air-ground express network under the respected FedEx brand. FedEx Freight, Inc. continues to provide LTL freight transportation services as a separate subsidiary. The one FedEx reorganization was completed effective June 1, 2024. One FedEx will further our DRIVE transformation program, including Network 2.0. During fiscal 2024, the Compensation & HR Committee considered the one FedEx reorganization and other transformational initiatives under way as it evaluated elements of compensation and approved compensation decisions for our executive officers.

Operating income improved in fiscal 2024 due to the execution of our DRIVE program initiatives and continued focus on revenue quality. However, reduced demand and lower fuel surcharges, driven by continued challenging economic conditions, resulted in adjusted consolidated operating income that was below the target objective under our fiscal 2024 AIC plan. Accordingly, and consistent with our pay-for-performance philosophy, below-target payouts were earned by participants under the fiscal 2024 AIC plan, including the named executive officers.

Under our LTI plan for FY22–FY24, which was tied to financial performance over a three-fiscal-year period (fiscal 2022 through fiscal 2024), a below-target payout was earned in fiscal 2024 by all participants, including the named executive officers. A significant year-over-year adjusted EPS decline in fiscal 2023 resulted in below-threshold attainment under the EPS component (75%) of the FY22–FY24 LTI plan, while CapEx/Revenue below the maximum objective over the three-fiscal-year period resulted in maximum attainment under this component (25%), all resulting in below-target total payouts under the FY22–FY24 LTI plan.

The following table, which details key incentive compensation highlights of the last five fiscal years, demonstrates the pay-for-performance nature of our executive compensation program.

Incentive Compensation Highlights

FY20	FY21	FY22	FY23	FY24
No AIC plan payout	AIC plan paid at maximum	AIC plan paid below target	No AIC plan payout	AIC plan paid below target
No FY18–FY20 LTI plan payout	No FY19–FY21 LTI plan payout	No FY20–FY22 LTI plan payout	FY21–FY23 LTI plan paid above target but below maximum	FY22–FY24 LTI plan paid below target

Philosophy

FedEx is consistently ranked among the world's most admired companies and trusted employers and one of the best brands in the world. Maintaining this reputation and continuing to position FedEx for future success requires high-caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our stockholders. The FedEx approach to executive compensation is designed to achieve the following:

› Ensure that executive management's interests are aligned with FedEx stockholders.

› Support the achievement of the FedEx strategy.

› Attract, retain, and motivate a highly talented, skilled, and experienced management team.

› Differentiate pay based on individual performance, particularly in our annual bonus program, and company performance, particularly in our long-term programs.

› Focus on long-term success through a balance of short- and long-term pay programs.

› Balance compensation risk with an appropriate combination of fixed and variable pay programs.

› Provide a competitive and internally equitable compensation and benefits package.

Each of the named executive officers other than John W. Dietrich is (or was) a longstanding member of our management team. Mr. Dietrich joined FedEx as Executive Vice President and Chief Financial Officer-Elect effective July 17, 2023 and became Executive Vice President and Chief Financial Officer effective August 1, 2023. He is an accomplished and seasoned leader in the transportation industry whose unique combination of financial and operational expertise is a strong complement to the existing FedEx leadership team. Other leadership changes include the following:

› Mr. Lenz served as Executive Vice President and Chief Financial Officer from June 1, 2023 through July 31, 2023. Beginning August 1, 2023, Mr. Lenz served as a Senior Advisor until he left the company on December 31, 2023.

› Sriram Krishnasamy became Executive Vice President, Chief Digital and Information Officer-Elect effective March 11, 2024, and transitioned to the role of Executive Vice President, Chief Digital and Information Officer and Chief Transformation Officer on July 1, 2024.

› Robert B. Carter, who served as Executive Vice President, FedEx Information Services and Chief Information Officer during fiscal 2024, transitioned to the role of Executive Vice President and Senior Advisor on July 1, 2024, and will serve in this capacity until his retirement on December 31, 2024.

› Mark R. Allen, who served as Executive Vice President, General Counsel and Secretary during fiscal 2024, will transition to the role of Executive Vice President and Senior Advisor on September 24, 2024, and will serve in this capacity until his retirement on December 31, 2024.

As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our stockholders.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of stock options and restricted shares awarded are all closely tied to management level and responsibilities.

Our philosophy is to (i) closely align the compensation paid to our executive officers with the performance of the company on both a short-term and long-term basis and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals. Our executive compensation is, in large measure, highly variable and linked to the above goals and the performance of the FedEx stock price over time.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our stockholders by pursuing the following objectives:

	HOW PURSUED	
OBJECTIVE	**GENERALLY**	**SPECIFICALLY**
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for TDC, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term stockholder value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and stockholder interests.	Encourage and facilitate long-term stockholder returns and significant ownership of FedEx stock by executive officers.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS (which strongly correlates with long-term stock price appreciation), relative TSR, and, beginning with the FY24–FY26 LTI plan, ROIC; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Market Referencing

Because retention is imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point to assess the competitiveness of our compensation programs. The target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions to provide us with a reasonable range around which to focus.

For the fiscal 2024 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Willis Towers Watson and Aon Consulting. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies), including U.S. and multinational companies, in its respective database with annual revenues between $40 billion and $185 billion. These companies are listed in *Appendix B*.

General industry companies, including U.S. and multinational companies, is the appropriate comparison category because our executive officers are recruited by and from businesses outside of FedEx's industry peer group. Moreover, our industry peer group does not provide a sufficient number of companies that are of a comparable size to FedEx. Using a robust data sample (92 companies for fiscal 2024) mitigates the impact of outliers, year-over-year volatility of compensation levels, and the risk of selection bias, and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executive officers.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we consider TDC as illustrated below:

Elements of TDC

SHORT-TERM COMPENSATION		LONG-TERM COMPENSATION		
Base Salary	AIC	LTI	Stock Options	Restricted Stock*

* includes related tax payments

TDC includes AIC at target (i.e., assuming achievement of all objectives) and all long-term components at target. Tax payments on restricted stock awards are included in TDC.

Other elements of compensation of the named executive officers (such as perquisites and retirement benefits) are not included in TDC, consistent with our referenced survey information. These other elements of compensation, however, are reviewed annually and approved by the Compensation & HR Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial-performance goals against these companies or any other group of companies (other than through the TSR component of certain LTI plans). Rather, as discussed below, our AIC and LTI financial-performance goals are based upon our internal business objectives which, when set each year, represent aggressive goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance

Our executive compensation program is intended not only to retain and attract highly qualified and effective executive officers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments, and stock options represent a significant portion of our executive compensation program, and this variable compensation is "at risk" and directly dependent upon the achievement of corporate financial-performance goals and stock price appreciation.

The following chart illustrates for each named executive officer the allocation of fiscal 2024 target TDC between base salary and incentive and equity-oriented compensation elements (the restricted stock value includes the related tax payment):



Fiscal 2024 Target TDC Components

We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our stockholders. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we also emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include LTI plan cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial-performance goals and maximizing long-term stockholder value.

The actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of financial-performance goals. When we fall short of our business objectives, payments under these variable programs decrease correspondingly. Conversely, when we achieve superior results, we reward our executive officers accordingly under the terms of these programs. In addition, with regard to the stock-option component of TDC, officers realize value from the stock options recognized in the TDC calculation only if the stock price appreciates after the grant date.

The following chart illustrates for each named executive officer the allocation of fiscal 2024 target TDC between short-term components — base salary and AIC — and long-term incentives — LTI, stock options, and restricted stock, including the related tax payment:



Fiscal 2024 Target Long-Term vs. Target Short-Term Compensation

Align Management and Stockholder Interests

We award stock options and restricted stock to create and maintain a long-term economic stake in the company for our officers, thereby aligning their interests with the interests of our stockholders.

All active LTI plans, as well as the FY22–FY24 LTI plan, require the achievement of multiple pre-established financial performance metrics to receive a payout. All LTI plans also include achievement of a pre-established aggregate adjusted EPS goal for a three-fiscal-year period as the most heavily weighted performance metric. EPS was selected as the most heavily weighted measure for the LTI plans because growth in our EPS strongly correlates to long-term stock price appreciation, further aligning the interests of senior management with the interests of our stockholders. To further align executive compensation with stockholder returns, relative TSR is included as 25% of the total payout opportunity in the active LTI plans and, beginning with the FY24-FY26 LTI plan, ROIC is included as 25% of the total payout opportunity.

Stock Ownership Goal for Senior Officers

In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our stockholders, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within five years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

› 6x for the Executive Chairman;

› 6x for the President and Chief Executive Officer; and

› 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of July 29, 2024, each named executive officer who is a current FedEx employee exceeded the stock ownership goal or was within the five-year period to attain compliance.

Policy Against Hedging and Pledging Transactions

In addition, we have comprehensive and detailed policies (set forth in the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding trading windows and blackout periods and explains when transactions in FedEx stock are permitted. See "Corporate Governance Matters — Board Processes and Policies — Policy Regulating Trading by Insiders" and "— Hedging and Pledging" for additional information.

The Securities Manual and our Corporate Governance Guidelines also set forth certain types of transactions in FedEx securities that are always prohibited, even when permitted by law, in order to further align the interests of our executive officers and directors with stockholders' interests. Specifically, company officers, employees, and Board members are prohibited from, directly or indirectly, purchasing financial instruments or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity or other securities of the company or any of its subsidiaries that were granted as compensation to or that are held, directly or indirectly, by the officer, employee, or Board member, including the following financial instruments and transactions: (1) publicly traded (or exchange-traded) options, such as puts, calls, and other derivative securities; (2) short sales, including "sales against the box"; and (3) hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions.

The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; however, the (i) Lead Independent Director or Vice Chairman of the Board *and* the Executive Vice President and General Counsel with respect to any non-management Board member, the Executive Chairman, or the President and Chief Executive Officer; (ii) the President and Chief Executive Officer and the Corporate Vice President – Corporate Governance, Securities, and Tax Law with respect to the Executive Vice President and General Counsel; and (iii) the Executive Vice President and General Counsel, in all other instances, may, as applicable, grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis if the requesting person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Based upon this criterion, such an exception has been granted with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Frederick W. Smith, FedEx's Executive Chairman, and Frederick Smith Enterprise Company, Inc. ("Enterprise"). See "Stock Ownership — Directors and Executive Officers." With respect to the shares pledged by Mr. Smith and Enterprise as of July 29, 2024:

› None of the shares pledged were acquired through a FedEx equity compensation plan.

› The pledged shares are not used to shift or hedge any economic risk in owning FedEx shares. These shares collateralize loans used to fund outside personal business ventures and prior purchases of FedEx shares. If Mr. Smith had been unable to pledge these shares, he may have been forced to sell the shares in order to obtain the necessary funds.

› The pledged shares represent less than 1% of FedEx's outstanding shares as of July 29, 2024, and therefore do not present any appreciable risk for investors or the company.

› Mr. Smith is FedEx's founder and one of the company's largest stockholders, and a substantial portion of his personal net worth is in the form of company stock. Mr. Smith has pledged approximately 10.9% of his total share ownership. The number of shares pledged by Mr. Smith has decreased since last year. Based on the fiscal year-end stock price ($253.96), the value of his pledged shares was approximately $543 million. Additionally, excluding the pledged shares, as of July 29, 2024, Mr. Smith's stock ownership is 786 times what he is required to hold under the company's stock ownership goal.

› In accordance with our policy, Mr. Smith has established his financial capacity to repay the loan without resorting to the pledged shares. In the unlikely event such a sale was necessary, based on the 30-day average trading volume for FedEx shares as of July 29, 2024, it would take two days for the pledged shares to be sold in the open market. Furthermore, Mr. Smith's unpledged share ownership is very substantial and would likely be able to prevent any margin call.

As discussed, we have an active stockholder engagement program in which we meet regularly with our largest stockholders. During these discussions, none of our largest stockholders have raised any concerns regarding Mr. Smith's pledged shares.

No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account, loan, or otherwise.

Clawback Policies

In June 2023, the Board of Directors, upon the recommendation of the Compensation & HR Committee, adopted a new FedEx Corporation Policy on Recoupment of Incentive Compensation, or clawback policy, which is available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**. This policy, which replaced the previous policy adopted by the Board in March 2019, was adopted to comply with Section 10D of the Securities Exchange Act of 1934 and the NYSE listing standards adopted in 2023 as mandated by the Dodd-Frank Act. Under the policy, which applies to the company's current and former Section 16 officers, FedEx must recover erroneously awarded incentive-based compensation on a pre-tax basis (including compensation based on stock price or TSR), subject to very limited exceptions. Recovery is triggered by accounting restatements that correct errors that are material to previously issued financial statements ("Big R" restatements), as well as restatements that correct errors that are not material to previously issued financial statements but would result in a material misstatement if (a) the errors were left uncorrected in the current report or (b) the error correction was recognized in the current period ("little r" restatements). The policy does not provide for enforcement discretion by the Compensation & HR Committee or Board and requires recovery regardless of whether a covered person engaged in any misconduct or is at fault.

In July 2023, the Board of Directors, upon the recommendation of the Compensation & HR Committee, adopted a second clawback policy, which applies to the company's current and former Section 16 officers, and enables the recoupment of compensation in certain circumstances outside of a financial restatement. The policy authorizes the Compensation & HR Committee, in its sole discretion, to require the return, repayment, or forfeiture of any equity-based (whether subject to performance conditions or time-based vesting) or cash incentive compensation when it is determined that a Section 16 officer engaged in fraud or willful misconduct in the performance of his or her duties that resulted in reputational or financial harm to FedEx. This policy is also available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**.

Role of the Compensation & HR Committee, its Compensation Consultant, and the Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation & HR Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

› Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

› Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

› Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chief Executive Officer;

› Reviewing and approving all company goals and objectives relevant to the compensation of the Executive Chairman;

› Evaluating, together with the other independent directors, the performance of the Executive Chairman and the Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;

› Recommending to the Board for approval by the independent directors each element of the compensation of the Executive Chairman and the Chief Executive Officer;

› Reviewing the performance evaluations of all other executive officers (the Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers who report to him);

› Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other executive officers;

› Granting awards under our equity compensation plans and overseeing the administration of all such plans; and

› Reviewing the strategies relating to, and costs and structure of, our key employee benefit and fringe-benefit plans and programs.

The Compensation & HR Committee may form and delegate authority to any subcommittee as it deems appropriate or advisable in accordance with the terms of its written charter. To date, however, the Committee has not formed or delegated authority to any subcommittee.

In furtherance of the Compensation & HR Committee's responsibilities, the Committee has engaged Meridian Compensation Partners, LLC (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2024. In connection with this engagement, the consultant reports directly and exclusively to the Committee. The consultant participates in Committee meetings, reviews Committee materials, and provides advice to the Committee upon its request.

For example, the consultant: updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program; assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process; and reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis, and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation & HR Committee, the consultant does not perform any services for FedEx. Additionally, the consultant has robust policies and procedures in place to prevent conflicts of interest; the fees received by the consultant from FedEx in the consultant's most recently completed fiscal year represented less than 5% of the consultant's revenues; neither the consultant nor any adviser of the consultant had a business or personal relationship with any member of the Compensation & HR Committee or any executive officer of FedEx during fiscal 2024; and no adviser of the consultant directly owns, or directly owned during fiscal 2024, any FedEx stock. Accordingly, the Compensation & HR Committee has determined the consultant to be independent from the company and that no conflicts of interest exist related to the consultant's services provided to the Committee. Compensation & HR Committee preapproval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chief Executive Officer, who attends most meetings of the Compensation & HR Committee by invitation of the Committee's chair, assists the Committee in determining the compensation of all other executive officers by, among other things:

› Approving any annual merit increases to the base salaries of the executive officers who report to him within limits established by the Committee;

› Approving, as needed, any special base salary adjustments designed to maintain market competitiveness, within limits established by the Committee;

› Establishing annual individual performance objectives for the executive officers who report to him and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and

› Making recommendations, from time to time, for special stock option and restricted stock grants (e.g., for motivational or retention purposes) to other executive officers.

During fiscal 2024, the other executive officers did not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chief Executive Officer (except Mr. Smith, who reports to the Board of Directors).

Compensation Elements and Fiscal 2024 Amounts

Base Salary

Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executive officers in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries of the officers relative to one another, overall market competitiveness, and the internal salary ranges for the officer's level.

After considering our annual executive compensation review and a special analysis by the Compensation & HR Committee's independent consultant, in July 2023 the independent directors, based upon the recommendation of the Compensation & HR Committee, approved increasing Mr. Subramaniam's annual base salary by 11.5% to $1,450,000, effective October 1, 2023, in light of the competitive market for experienced executive leadership. The increase in base salary took into consideration Mr. Subramaniam's time in role, individual and company performance, and overall competitiveness with other similarly situated executive officers. Mr. Subramaniam's total target compensation remains heavily weighted toward variable, at-risk components, none of which were increased for fiscal 2024. Additionally, effective October 1, 2023, the annual base salaries for Messrs. Dietrich, Krishnasamy, Allen, and Carter were increased by 3%. As a result, the base salaries of our named executive officers effective October 1, 2023, were as follows:

NAME	ANNUAL BASE SALARY ($)
R. Subramaniam	1,450,000
J.W. Dietrich	946,570
S. Krishnasamy	633,450
M.R. Allen	773,904
R.B. Carter	971,517
M.C. Lenz[1]	871,250

[1] Mr. Lenz, who left FedEx effective December 31, 2023, did not receive a base salary increase on October 1, 2023, and no longer receives an annual base salary from FedEx.

Effective July 1, 2024, the base salary for Mr. Krishnasamy increased to $836,154 to reflect his new position as Executive Vice President, Chief Digital and Information Officer and Chief Transformation Officer. Following our annual executive compensation review and a special analysis by the Compensation & HR Committee's independent consultant, in July 2024 the independent directors, based upon the recommendation of the Compensation & HR Committee, approved increasing Mr. Subramaniam's annual base salary by 3.4% to $1,500,000, effective October 1, 2024, in light of the competitive market for experienced executive leadership.

AIC Program

The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program generally provides an annual cash bonus opportunity to many of our salaried employees on an enterprise-wide basis, including the named executive officers, at the conclusion of each fiscal year. The payout opportunity is based upon the achievement of financial-performance objectives, as well as individual performance objectives as described below.

All of the named executive officers participated in the fiscal 2024 AIC plan. Target AIC payouts are established as a percentage of the executive officer's base salary actually paid during the fiscal year. Payouts above target levels are based exclusively upon the company's financial performance (except with respect to the Chief Executive Officer as discussed below). Accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance.

AIC objectives for company annual financial performance have historically been based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our ERM process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, the AIC program has historically measured performance against our business plan, rather than a fixed growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We have historically addressed year-over-year improvement targets through our LTI plans, as discussed below.

Fiscal 2024 AIC Plan Design

In order to continue motivating management to achieve strong financial performance, the performance measure for all participants in the fiscal 2024 AIC plan was adjusted consolidated operating income. In order to ensure that payouts under the fiscal 2024 AIC plan accurately reflected the company's core financial performance, in June 2023 the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved excluding fiscal 2024 costs incurred in connection with business optimization initiatives related to DRIVE, our comprehensive program to improve long-term profitability, from fiscal 2024 consolidated operating income for purposes of the plan. The Board of Directors determined it was appropriate to minimize the impact of business optimization costs for all plan participants. In June 2024, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved excluding (i) a noncash impairment charge (net of fiscal 2024 depreciation savings resulting from the impairments) related to the fiscal 2024 impairment of certain aircraft and related engines and (ii) insurance recoveries related to a FedEx Ground legal matter from fiscal 2024 adjusted consolidated operating income. See *Appendix C* for a reconciliation of fiscal 2024 adjusted consolidated operating income used for the fiscal 2024 AIC plan to the most directly comparable GAAP measure.

The adjusted consolidated operating income target objective under the fiscal 2024 AIC plan was higher than the fiscal 2024 business plan objective for adjusted consolidated operating income and required significant year-over-year growth in adjusted consolidated operating income and above-plan performance to achieve a target or above-target payout. The maximum payout opportunity under the plan was 150% of the target amount. The actual payout for plan participants, including the non-CEO named executive officers, also depended on the achievement level of their respective individual performance objectives. The fiscal 2024 AIC payout amount for the Chief Executive Officer was not based on individual performance objectives but could be adjusted by the independent Board members based on their annual evaluation of his performance, as described below.

The fiscal 2024 AIC payout opportunity for each of the named executive officers was based on the achievement of corporate objective for adjusted consolidated operating income, as described above, and the fiscal 2024 AIC plan did not have a funding floor for the named executive officers. The minimum payout opportunity under the plan for Mr. Subramaniam was zero, as a result of the threshold financial-performance objective and the independent directors' ability to adjust Mr. Subramaniam's bonus amount downward based on his annual performance evaluation. The minimum payout opportunity for each other named executive officer was also zero, as a result of the threshold financial-performance objective and Mr. Subramaniam's ability to adjust each applicable officer's payout amount downward based on his achievement of individual performance objectives established at the beginning of the fiscal year.

The fiscal 2024 AIC target payouts for the named executive officers, as a percentage of their respective base salary paid during fiscal 2024, were as follows:

NAME	TARGET PAYOUT (AS A PERCENTAGE OF BASE SALARY)[1]
R. Subramaniam	165%
J.W. Dietrich	120%
S. Krishnasamy	120%
M.R. Allen	120%
R.B. Carter	120%
M.C. Lenz	120%

[1] The maximum fiscal 2024 AIC payout opportunity for each named executive officer was 150% of his target bonus.

Chief Executive Officer

The Chief Executive Officer's fiscal 2024 AIC payout opportunity was based on the achievement of specified levels of adjusted consolidated operating income, as described above. The Chief Executive Officer's minimum AIC payout opportunity was zero, as a result of the threshold financial-performance objective and the independent directors' ability to adjust his bonus amount downward based on his annual performance evaluation, as described above.

The Chief Executive Officer's target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved these percentages. The actual AIC payout ranges on a sliding scale based upon the performance of the company against our financial performance objectives.

In addition, the independent members of the Board of Directors, upon the recommendation of the Compensation & HR Committee, may adjust this amount upward or downward, or may determine that no AIC payout is justified, based on their annual evaluation of the Chief Executive Officer's performance. When performing this evaluation, the Compensation & HR Committee and the independent Board members consider many factors, including the quality and effectiveness of the Chief Executive Officer's leadership, the execution of key strategic initiatives, and the following corporate performance measures:

› FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average, and competitors;

› FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average, and competitors;

› FedEx's market capitalization;

› FedEx's revenue growth and operating income growth (excluding certain items) relative to competitors;

› FedEx's free cash flow (excluding business acquisitions and voluntary pension contributions), ROIC, and weighted average cost of capital;

› Analyst coverage and ratings for FedEx's stock;

› FedEx's U.S. and international revenue market share;

› FedEx's reputation rankings by various publications and surveys; and

› FedEx's achievement of corporate objectives for financial performance under the AIC program.

None of these factors is given any particular weight in determining whether to adjust the Chief Executive Officer's bonus amount.

Non-CEO Named Executive Officers

The fiscal 2024 AIC payout opportunity for each non-CEO named executive officer was also based on the achievement of specified levels of adjusted consolidated operating income, as described above. The minimum AIC payout opportunity for each of the non-CEO named executive officers was zero, as a result of the threshold financial-performance objective and the ability of Mr. Subramaniam to adjust the officer's bonus amount downward based on the achievement of individual performance objectives, as described below. Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual performance objectives is based on Mr. Subramaniam's evaluation at the conclusion of the fiscal year, which is also reviewed by the Compensation & HR Committee.

The target AIC payout for each non-CEO named executive officer is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges on a sliding scale based upon the performance of the individual and the company against the objectives.

For fiscal 2024, Mr. Subramaniam had discretion to adjust the applicable officer's bonus amount based on the achievement of individual performance objectives established at the beginning of the fiscal year. Individual performance objectives for the non-CEO named executive officers vary by position and include (but are not limited to):

› Guide continued improvement in safety and security across all FedEx operations;

› Provide leadership to support the achievement of financial goals;

› Guide and support key strategic initiatives;

› Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

› Recruit and develop executive talent and ensure successors exist for all management positions;

› Promote the People-Service-Profit culture and Purple Promise commitment throughout the company;

› Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, equity, tolerance, inclusion, and opportunity in the workplace; and

› Maintain the highest standards of corporate governance including continued focus on compliance activities, appropriate CSR activities, and enhancement of the FedEx worldwide brand and reputation.

Fiscal 2024 AIC Performance and Payouts

The following table shows the threshold, target, and maximum objectives for adjusted consolidated operating income under our fiscal 2024 AIC plan as well as our actual performance (in millions). The actual AIC plan payout ranges on a sliding scale based upon the performance of the company against our financial performance objectives. As discussed above, actual fiscal 2024 adjusted consolidated operating income was below the threshold objective under the fiscal 2024 AIC plan.

COMPANY PERFORMANCE MEASURE	THRESHOLD	TARGET	MAXIMUM	ACTUAL
Adjusted Consolidated Operating Income[1]	$5,642	$6,380	$6,734	$6,235

[1] As discussed above, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from actual adjusted consolidated operating income for purposes of the fiscal 2024 AIC plan. See *Appendix C* for a reconciliation of fiscal 2024 adjusted consolidated operating income to the most directly comparable GAAP measure.

The following table sets forth the actual AIC payout for each named executive officer as compared to his target AIC payout:

NAME	TARGET AIC PAYOUT ($)	ACTUAL AIC PAYOUT ($)
R. Subramaniam	2,310,000	1,519,010
J.W. Dietrich	987,006	649,035
S. Krishnasamy	752,760	505,102
M.R. Allen	919,668	592,413
R.B. Carter	1,154,501	735,937
M.C. Lenz[1]	609,875	409,226

[1] Mr. Lenz, who left FedEx effective December 31, 2023, received a prorated fiscal 2024 AIC payout based on the portion of fiscal 2024 during which he was employed.

Fiscal 2025 AIC Plan Design

In order to continue motivating management to achieve strong financial performance, the performance measure for all participants in the fiscal 2025 AIC program is adjusted consolidated operating income. In order to ensure that payouts under the fiscal 2025 AIC plan accurately reflect the company's core financial performance, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved excluding fiscal 2025 costs related to business optimization activities from fiscal 2025 consolidated operating income for purposes of the plan. The Board of Directors determined it was appropriate to minimize the impact of business optimization implementation spend for all plan participants.

The adjusted consolidated operating income target objective under the fiscal 2025 AIC plan is higher than the fiscal 2025 business plan objective for adjusted consolidated operating income and requires significant year-over-year growth in adjusted consolidated operating income and above-plan performance to achieve a target or above-target payout. The maximum payout opportunity under the plan is 150% of the target amount. However, the actual payout for plan participants, including the non-CEO named executive officers, depends on the achievement level of their respective individual performance objectives. The AIC payout amount for the Chief Executive Officer, Mr. Subramaniam, is not based on individual performance objectives, but may be adjusted by the independent Board members based on their annual evaluation of his performance, as described above.

The fiscal 2025 AIC payout opportunity for each of the named executive officers will be based on the achievement of corporate objectives for adjusted consolidated operating income, as described above. The minimum payout opportunity under the plan for Mr. Subramaniam will be zero, as a result of the threshold financial-performance objective and the independent directors' ability to adjust Mr. Subramaniam's bonus amount downward based on his annual performance evaluation, as described above. The minimum payout opportunity for each non-CEO named executive officer also will be zero, as a result of the threshold financial-performance objective and Mr. Subramaniam's ability to adjust each applicable officer's payout amount downward based on his achievement of individual performance objectives established at the beginning of the fiscal year. Mr. Subramaniam will determine the achievement level of the officer's individual objectives at the conclusion of fiscal 2025.

After considering our annual executive compensation review and a special analysis by the Compensation & HR Committee's independent consultant, in July 2024 the independent directors, based upon the recommendation of the Compensation & HR Committee, approved increasing Mr. Subramaniam's fiscal 2025 target AIC payout to 185% of his base salary actually paid during fiscal 2025. The fiscal 2025 AIC target payouts for the non-CEO named executive officers, as a percentage of their respective base salary actually paid during fiscal 2025, are equal to the amounts for fiscal 2024 discussed above under "Fiscal 2024 AIC Plan Design." As discussed above under "Executive Summary — Philosophy," beginning July 1, 2024 and September 24, 2024, respectively, Mr. Carter transitioned and Mr. Allen will transition to the role of Executive Vice President and Senior Advisor until his respective retirement on December 31, 2024. Potential payouts for Mr. Carter and Mr. Allen under the fiscal 2025 AIC plan will be prorated to reflect the portion of fiscal 2024 during which each individual will be employed. The maximum fiscal 2025 AIC payout opportunity for each named executive officer will be 150% of his target bonus.

LTI Program

The LTI program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of long-term objectives for financial and stock price performance. The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term stockholder value and reward them accordingly. The FY22–FY24 LTI plan and other active LTI plans are described below.

FY22–FY24 LTI Plan

The FY22–FY24 LTI plan included two financial performance metrics: (1) aggregate adjusted EPS for the three-fiscal-year period, weighted at 75% of the total payout opportunity; and (2) CapEx/Revenue for the three-fiscal-year period, weighted at 25% of the total payout opportunity.

EPS

The Compensation & HR Committee and Board of Directors determined that EPS was an appropriate financial metric for the FY22–FY24 LTI plan given that growth in EPS strongly correlates to long-term stock price appreciation. Payouts under the EPS component of the FY22–FY24 LTI plan were determined as follows:

› No payment for the EPS component unless the three-year average annual adjusted EPS growth rate ("EPS growth rate") is at least 5%;

› Target payout for the EPS component if the EPS growth rate is 12.5%;

› Above-target payout for the EPS component if the EPS growth rate is above 12.5%, up to a maximum amount (equal to 150% of the target payout) if the EPS growth rate is 15% or higher; and

› Below-target payout for the EPS component if the EPS growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payout) if the EPS growth rate is 5%.

CapEx/Revenue

The second metric in the FY22–FY24 LTI plan, CapEx/Revenue, was chosen to incent management to further optimize capital deployment and efficiency over the three-fiscal-year period. The Compensation & HR Committee and the Board of Directors chose to use CapEx/Revenue in combination with the historical EPS metric because it can easily be calculated from publicly available information, is easily understood by all plan participants, and works in conjunction with EPS to improve cash flow. The threshold, target, and maximum payout objectives were established for the three-fiscal-year period based on the forecasted level of capital expenditures for the applicable fiscal year. Payouts under the CapEx/Revenue component of the FY22–FY24 LTI plan were determined as follows:

› No payout unless CapEx/Revenue is at or below 9.5%;

› Target payout if CapEx/Revenue is at 8.0%;

› Above-target payout if CapEx/Revenue is below 8.0%, up to a maximum payout (equal to 150% of the target payout) if CapEx/Revenue is at or below 7.0%; and

› Below-target payout if CapEx/Revenue is above 8.0%, down to a threshold amount (equal to 25% of the target payout) if CapEx/Revenue is at 9.5%.

The Board determined that, by excluding these costs, payments, if any, under the LTI plans will more accurately reflect FedEx's core financial performance in fiscal 2025.

Mark-to-Market Retirement Plans Accounting and Other Adjustments to EPS for LTI Plan Purposes

All active LTI plans, as well as the FY22–FY24 LTI plan, include the achievement of EPS goals for the three-fiscal-year period as the most heavily weighted performance metric. The LTI plan design provides for payouts for the EPS plan component that correspond to specific EPS goals established by the Board of Directors that represent total growth in EPS (over a base year) for the three-year term of the LTI plan.

The mark-to-market retirement plans accounting adjustments ("MTM Adjustments"), which reflect year-end and other adjustments to the valuation of the company's defined benefit pension and other postretirement plans, can vary dramatically from year-to-year, as they are significantly impacted by changes in interest rates and the financial markets. As a result, the Board previously determined that MTM Adjustments will be excluded from EPS calculations under all LTI plans.

The Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from fiscal 2022, 2023, and 2024 EPS for purposes of FedEx's FY22–FY24, FY23–FY25, and FY24–FY26 LTI plans, and for establishing the baseline EPS for the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans, as applicable. The Board determined that, by excluding each of these items, payouts, if any, under the LTI plans will more accurately reflect FedEx's core financial performance in fiscal 2022, 2023, and 2024, as applicable. A discussion of the items excluded for each fiscal year and full reconciliation showing the individual adjustments to the GAAP EPS measure for the applicable fiscal year, as compared to the non-GAAP EPS measure used for each applicable LTI plan, is set forth in *Appendix C*. In addition, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of fiscal 2025 business optimization costs from fiscal 2025 EPS for purposes of the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans. The Board determined that, by excluding these costs, payouts, if any, under the LTI plans will more accurately reflect FedEx's core financial performance in fiscal 2025.

During fiscal 2022 and fiscal 2023, the company repurchased 8,857,202 shares and 9,180,752 shares, respectively, under our stock repurchase program. Because the positive impact on EPS resulting from these stock repurchases did not reflect core business performance, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of the impact of the fiscal 2022 and fiscal 2023 stock repurchases in excess of that which offset dilution from equity awards from EPS for fiscal 2022 and fiscal 2023 for the purpose of calculating attainment under each applicable LTI plan. Beginning in fiscal 2024, the impact of stock repurchases in excess of that which offset dilution from equity awards was not excluded from EPS for LTI plan purposes.

Fiscal 2024 LTI Performance and Payouts

For the FY22–FY24 LTI plan, the baseline EPS over which the three-fiscal-year average annual EPS growth rate goals are measured is $16.12. For purposes of establishing the baseline EPS for the FY22–FY24 LTI plan, fiscal 2021 GAAP EPS of $19.45 was adjusted to exclude MTM Adjustments ($3.33 per diluted share).

The following table presents the aggregate EPS and CapEx/Revenue threshold (minimum), target, and maximum objectives under our FY22–FY24 LTI plan, which was established by the Board of Directors in June 2021, and our actual aggregate adjusted EPS and CapEx/Revenue under the plan for the three-fiscal-year period ended May 31, 2024:

PERFORMANCE MEASURE	THRESHOLD	TARGET	MAXIMUM	ACTUAL
FY22–FY24 Aggregate Adjusted EPS	$53.38	$61.51	$64.38	$ 48.90*
FY22–FY24 CapEx/Revenue	9.5%	8.0%	7.0%	6.7%

* The actual aggregate adjusted EPS consists of $19.47 for fiscal 2022, $13.91 for fiscal 2023, and $15.52 for fiscal 2024. See *Appendix C* for a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure.

The following table shows the threshold, target, and maximum payout opportunities under the FY22–FY24 LTI plan and the actual payout to the named executive officers:

NAME	THRESHOLD LTI PAYOUT ($)	TARGET LTI PAYOUT ($)	MAXIMUM LTI PAYOUT ($)	ACTUAL LTI PAYOUT ($)
R. Subramaniam[1]	265,625	4,250,000	6,375,000	1,593,750
J. Dietrich[2]	36,458	583,333	875,000	218,750
S. Krishnasamy[1]	50,625	810,000	1,215,000	303,750
M.R. Allen	85,937	1,375,000	2,062,500	515,625
R.B. Carter	85,937	1,375,000	2,062,500	515,625
M.C. Lenz[3]	94,184	1,506,944	2,260,416	565,104

[1] Amounts shown are prorated to reflect (i) Mr. Subramaniam's position as President and Chief Operating Officer in fiscal 2022 and his current position, effective June 1, 2022, as President and Chief Executive Officer and (ii) Mr. Krishnasamy's position as a senior vice president in fiscal 2022 and promotion to an executive officer role in fiscal 2023.

(2) Mr. Dietrich's participation in the FY22-FY24 LTI plan was effective beginning June 1, 2023, and he received a prorated payout based on the portion of the three-year period during which he participated in the plan.

(3) Mr. Lenz, who left the company effective December 31, 2023, received a prorated payout based on the portion of the three-year period during which he was employed.

Future LTI Payout Opportunities

FY23–FY25, FY24–FY26, and FY25-FY27 LTI Plans

In June 2022, based upon feedback obtained through the stockholder engagement process, the Board of Directors, upon the recommendation of the Compensation & HR Committee, revised the LTI plan design for the FY23–FY25 LTI plan to include three performance metrics: (1) aggregate adjusted EPS for the three-fiscal-year period, weighted at 50% of the total payout opportunity; (2) CapEx/Revenue over the three-fiscal-year period, weighted at 25% of the total payout opportunity; and (3) relative TSR for the three-fiscal-year period, weighted at 25% of the total payout opportunity.

In July 2023, based upon further feedback obtained through the stockholder engagement process, the Board of Directors, upon the recommendation of the Compensation & HR Committee, further revised the LTI plan design, beginning with the FY24–FY26 LTI plan, to replace the CapEx/Revenue metric with a new metric, ROIC. The three performance metrics in the FY24–FY26 and FY25-FY27 LTI plans are: (1) aggregate adjusted EPS for the three-fiscal-year period, weighted at 50% of the total payout opportunity; (2) average ROIC growth over the three-fiscal-year period, weighted at 25% of the total payout opportunity; and (3) relative TSR for the three-fiscal-year period, weighted at 25% of the total payout opportunity.

The maximum payout, if maximum attainment is achieved for all metrics under the active LTI plans, is 187.5% for the FY23–FY25 LTI plan and 200% for the FY24–FY26 and FY25–FY27 LTI plans.

The performance metrics used in the active LTI plans and targets for the applicable plan are described below.

EPS

The Compensation & HR Committee and Board of Directors determined that EPS was an appropriate financial metric for the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans given that growth in EPS strongly correlates to long-term stock price appreciation. The EPS performance goals under the FY23–FY25 LTI plan are as follows:

› No payment under the EPS component unless the EPS growth rate is at least 5%;

› Target payout under the EPS component if the EPS growth rate is 15.0%;

› Above-target payout if the EPS growth rate is above 15.0%, up to an amount equal to 150% of the target payout if the EPS growth rate is 17.5%;

› Above-target payout if the EPS growth rate is above 17.5%, up to a maximum amount (equal to 200% of the target payout) if the EPS growth rate is 20.0% or higher; and

› Below-target payout if the EPS growth rate is below 15.0%, down to a threshold amount (equal to 25% of the target payout) if the EPS growth rate is 5%.

For the FY24–FY26 and FY25–FY27 LTI plans, the EPS performance goals are as follows:

› No payment under the EPS component unless the EPS growth rate is at least 5%;

› Target payout under the EPS component if the EPS growth rate is 12.5%;

› Above-target payout if the EPS growth rate is above 12.5%, up to an amount equal to 150% of the target payout if the EPS growth rate is 15%;

› Above-target payout if the EPS growth rate is above 15.0%, up to a maximum amount (equal to 200% of the target payout) if the EPS growth rate is 20% or higher; and

› Below-target payout if the EPS growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payout) if the growth rate is 5%.

The Compensation & HR Committee and Board approved the reset in EPS growth rate targets for the FY24–FY26 and FY25–FY27 LTI plans (reverting to historical EPS growth rate targets) from those used in the FY23–FY25 LTI plan due to changes in the macroenvironment.

As described above under "Mark-to-Market Retirement Plans Accounting and Other Adjustments to EPS for LTI Plan Purposes," fiscal 2022 adjusted EPS of $20.61 is the baseline EPS for the FY23–FY25 LTI plan, fiscal 2023 adjusted EPS of $13.91 is being used for purposes of calculating attainment under the FY23–FY25 LTI plan, fiscal 2023 adjusted EPS of $14.48 is the baseline EPS for the FY24–FY26 LTI plan, fiscal 2024 adjusted EPS of $17.78 is being used for purposes of calculating attainment under the FY23–FY25 and FY24–FY26 LTI plans, and fiscal 2024 adjusted EPS of $17.78 is the baseline EPS for the FY25–FY27 LTI plan.

The following table presents the aggregate EPS thresholds, targets, and maximums under the EPS component of the FY23–FY25, FY24–FY26, and FY25-FY27 LTI plans and our progress toward the FY23–FY25 and FY24-FY26 LTI plan goals:

PERFORMANCE MEASURE	THRESHOLD	TARGET	MAXIMUM	ACTUAL AGGREGATE ADJUSTED EPS AS OF MAY 31, 2024*
FY23–FY25 Aggregate Adjusted EPS	$68.22	$82.31	$90.03	$31.69
FY24–FY26 Aggregate Adjusted EPS	$47.92	$55.24	$63.27	$17.78
FY25–FY27 Aggregate Adjusted EPS	$58.85	$67.81	$77.68	N/A

* See *Appendix C* for a reconciliation of the applicable non-GAAP measure to the corresponding GAAP measure.

CapEx/Revenue

The second metric in the FY23–FY25 LTI plan, CapEx/Revenue, was chosen to incent management to further optimize capital deployment and efficiency over the three-fiscal-year period. The Compensation & HR Committee and the Board of Directors chose to use CapEx/Revenue in combination with the historical EPS metric because it can easily be calculated from publicly available information, is easily understood by all plan participants, and works in conjunction with EPS to improve cash flow. The threshold, target, and maximum payout objectives were established based on the forecasted level of capital expenditures for the three-fiscal-year period. Payouts under the CapEx/Revenue component are determined as follows:

> No payout unless CapEx/Revenue is at or below 7.2%;

> Target payout if CapEx/Revenue is at 6.9%;

> Above-target payout if CapEx/Revenue is below 6.9%, up to a maximum payout (equal to 150% of the target payout) if CapEx/Revenue is at or below 6.6%; and

> Below-target payout if CapEx/Revenue is above 6.9%, down to a threshold amount (equal to 25% of the target payout) if CapEx/Revenue is at 7.2%.

The following table presents the CapEx/Revenue threshold, target, and maximum under the FY23–FY25 LTI plan and our progress toward these goals as of May 31, 2024:

PERFORMANCE PERIOD	CAPEX/ REVENUE THRESHOLD	CAPEX/ REVENUE TARGET	CAPEX/ REVENUE MAXIMUM	ACTUAL CAPEX/ REVENUE AS OF MAY 31, 2024
FY23–FY25	7.2%	6.9%	6.6%	6.4%

ROIC

The second metric selected for the FY24–FY26 and FY25–FY27 LTI plans is ROIC, which was chosen to further align executive compensation with stockholder value, with ROIC being a key metric by which to measure the effectiveness and efficiency of our long-term capital investments. The ROIC metric measures the average growth in ROIC over a three-fiscal-year period ("average ROIC growth") from a fiscal 2023 ROIC baseline for purposes of the FY24–FY26 LTI plan and from a fiscal 2024 ROIC baseline for purposes of the FY25–FY27 LTI plan. For purposes of the plans, annual ROIC is calculated as adjusted consolidated operating income, after taxes, for the fiscal year divided by average invested capital. For purposes of the ROIC calculation, (1) adjusted consolidated operating income is calculated as consolidated operating income excluding items not reflective of our core financial performance that may be approved for exclusion for the applicable fiscal year by the Board of Directors, based upon the recommendation of the Compensation & HR Committee; and (2) average invested capital is calculated as the average of the current and prior fiscal year-end balances of long-term debt, including current portion, and total common stockholders' investment.

Payouts under the ROIC component for the FY24–FY26 LTI plan are determined as follows:

> No payout unless average ROIC growth is at least 60 basis points;

> Target payout if average ROIC growth is 120 basis points;

> Above-target payout if average ROIC growth is above 120 basis points, up to 250 basis points (equal to 150% of the target payout);

> Above-target payout if average ROIC growth is above 250 basis points, up to a maximum amount (equal to 200% of the target payout) if average ROIC growth is 370 basis points or higher; and

> Below-target payout if average ROIC growth is below 120 basis points, down to a threshold amount (equal to 25% of the target payout) if average ROIC is at the threshold objective.

The following table presents the ROIC growth threshold, target, and maximum under the FY24–FY26 LTI plan and our progress toward these goals as of May 31, 2024:

PERFORMANCE PERIOD	ROIC GROWTH THRESHOLD	ROIC GROWTH TARGET	ROIC GROWTH MAXIMUM	ACTUAL AGGREGATE ROIC GROWTH AS OF MAY 31, 2024*
FY24–FY26	60 bps	120 bps	370 bps	120 bps

* See *Appendix C* for a calculation of ROIC for fiscal 2023 and fiscal 2024.

Payouts under the ROIC component for the FY25–FY27 LTI plan are determined as follows:

› No payout unless average ROIC growth is at least 60 basis points;

› Target payout if average ROIC growth is 120 basis points;

› Above-target payout if average ROIC growth is above 120 basis points, up to 200 basis points (equal to 150% of the target payout);

› Above-target payout if average ROIC growth is above 200 basis points, up to a maximum amount (equal to 200% of the target payout) if average ROIC growth is 300 basis points or higher; and

› Below-target payout if average ROIC growth is below 120 basis points, down to a threshold amount (equal to 25% of the target payout) if average ROIC is at the threshold objective.

Fiscal 2023 ROIC of 8.7% is the baseline ROIC for the FY24–FY26 LTI plan and fiscal 2024 ROIC of 9.9% is being used for purposes of calculating attainment under the FY24–FY26 LTI plan and the baseline ROIC for the FY25-FY27 LTI plan.

RELATIVE TSR

The third metric in the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans, relative TSR, was chosen to directly align executive compensation with stockholder returns. The relative TSR metric measures the total return on an investment in FedEx stock to an investor (stock price appreciation plus dividends) compared to the total return of the stock of the companies in the S&P 500 Index over a three-fiscal-year period. If our TSR over the three-fiscal-year period is negative, there will be no payout, regardless of performance against the companies in the S&P 500 Index. The maximum payout for the relative TSR portion of the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans is 200%.

Potential payouts under the relative TSR metric are shown in the table below:

THREE-FISCAL-YEAR TSR COMPARED TO S&P 500 INDEX	PERCENTAGE OF TARGET EARNED
Greater than 75th Percentile	200%
Greater than 50th Percentile	100%
Greater than 25th Percentile	50%
Equal to or less than 25th Percentile	0%

The following table shows our TSR and the S&P 500 Index TSR for fiscal 2023 and fiscal 2024:

YEAR	FEDEX TSR	S&P 500 INDEX TSR
2023	(0.7%)	2.9%
2024	18.9%	28.2%

Potential Future Payouts

The following table sets forth the potential threshold, target, and maximum payouts for the named executive officers under the FY23–FY25, FY24–FY26, and FY25-FY27 LTI plans.

NAME	PERFORMANCE PERIOD	POTENTIAL FUTURE PAYOUTS		
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
R. Subramaniam	FY23–FY25	343,750	5,500,000	10,312,500
	FY24–FY26	343,750	5,500,000	11,000,000
	FY25–FY27	375,000	6,000,000	12,000,000
J.W. Dietrich[1]	FY23–FY25	83,333	1,333,333	2,500,000
	FY24–FY26	125,000	2,000,000	4,000,000
	FY25–FY27	125,000	2,000,000	4,000,000
S. Krishnasamy	FY23–FY25	93,750	1,500,000	2,812,500
	FY24–FY26	109,375	1,750,000	3,500,000
	FY25–FY27	109,375	1,750,000	3,500,000
M.R. Allen[2]	FY23–FY25	94,184	1,506,944	2,825,520
	FY24–FY26	57,726	923,611	1,847,222
	FY25–FY27	21,267	340,278	680,556
R.B. Carter[2]	FY23–FY25	94,184	1,506,944	2,825,520
	FY24–FY26	57,726	923,611	1,847,222
	FY25–FY27	21,267	340,278	680,556
M.C. Lenz[3]	FY23–FY25	65,972	1,055,556	1,979,168
	FY24–FY26	24,306	388,889	777,778
	FY25–FY27	n/a	n/a	n/a

[1] Mr. Dietrich's participation in each of the FY23–FY25 and FY24–FY26 LTI plans was effective beginning June 1, 2023, and he is eligible for prorated payouts under both plans.

[2] Beginning July 1, 2024 and September 24, 2024, respectively, Mr. Carter transitioned and Mr. Allen will transition to the role of Executive Vice President and Senior Advisor until his respective retirement on December 31, 2024. Each of Mr. Carter and Mr. Allen is eligible for payouts under each of the FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans based on the portion of the applicable three-fiscal-year period during which he was employed.

[3] Mr. Lenz, who left the company effective December 31, 2023, is eligible for payouts under each of the FY23–FY25 and FY24–FY26 LTI plans based on the portion of the applicable three-fiscal-year period during which he was employed. See "Potential Payments upon Termination or Change of Control — Separation and Release Agreement with Michael C. Lenz" on page 84.

Long-Term Equity Incentives — Stock Options and Restricted Stock

Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our stockholders by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term stockholder return. Equity awards also serve as an effective retention and motivational vehicle, focusing executive officers on the long-term success of FedEx and rewarding them when the stock price appreciates. During fiscal 2024 the Compensation & HR Committee again reviewed our long-term equity incentive programs and determined that they continue to be appropriate for FedEx.

Amount

Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation & HR Committee may consider:

› Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax payments for restricted stock awards) in our calculation of target TDC, and in evaluating the fiscal 2024 target TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;

› The total number of shares then available to be granted; and

› Potential stockholder dilution.

As of July 29, 2024, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 9% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation & HR Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executive officers.

Timing

Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule. Annual equity-based compensation awards to our executive officers are approved annually at the June meeting of the Compensation & HR Committee. The date of this meeting is generally scheduled at least one year in advance. If the meeting date is not on a business day, the grant date is the next business day. However, if the meeting date falls within a blackout period when trading in FedEx securities is prohibited under our Securities Manual, the Compensation & HR Committee may approve the awards but make them effective as of a future grant date that falls outside of such blackout period.

Throughout the year, equity awards are made to new hires, promoted employees, and, in rare circumstances, as a reward for exceptional performance. When the Compensation & HR Committee approves a special grant outside of the annual-grant framework, such grants are typically made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date. If the meeting date falls within a blackout period when trading in FedEx securities is prohibited under our Securities Manual, the Compensation & HR Committee may approve the awards but make them effective as of a future grant date that falls outside of such blackout period. The Compensation & HR Committee may, to the extent permitted by FedEx's equity compensation plans, delegate to one or more FedEx officers the authority to grant equity awards to eligible individuals who are not Section 16 officers or non-management Board members.

In addition, with respect to the timing of our stock options and restricted stock awards:

› We do not time equity-based awards in coordination with the release of material, non-public information and have never had a practice of doing so; and

› We have never timed and do not plan to time the release of material, non-public information for the purpose of affecting the value of employee or Board compensation.

Pricing

The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's common stock on the NYSE on that day. We believe this is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting

Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of our executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability, or retirement.

Tax Payments for Restricted Stock Awards

When granting restricted stock, FedEx first determines the total target value of the award and then approves the delivery of that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our stockholders' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the conventional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2024 annual restricted stock awards granted to our General Counsel and former Chief Information Officer:



Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executive officers and enabling them to retain their shares. Our restricted stock program also includes certain lower-level officers and high-performing managers and individual contributors who are nominated for special awards, and we make tax payments as part of restricted stock awards to these individuals.

In sum, we strongly believe that our restricted stock program is effectively designed and is aligned with the best interests of our stockholders.

Voting and Dividend Rights on Restricted Stock

Holders of restricted shares are entitled to vote and receive any dividends on such shares.

Fiscal 2024 Awards

The named executive officers were granted stock option and restricted stock awards during fiscal 2024 as follows:

NAME	NUMBER OF STOCK OPTIONS	NUMBER OF SHARES OF RESTRICTED STOCK
R. Subramaniam[1]	47,851	9,808
J.W. Dietrich[2]	16,688	3,735
S. Krishnasamy[3]	15,438	4,893
M.R. Allen[1]	15,438	3,959
R.B. Carter[1]	15,438	3,959
M.C. Lenz[1][4]	19,332	4,227

[1] Granted on June 22, 2023.

[2] Granted on July 19, 2023. Mr. Dietrich joined FedEx effective July 17, 2023.

[3] Stock options granted on June 22, 2023. 3,959 shares of restricted stock granted on June 22, 2023, and 934 shares of restricted stock granted on July 19, 2023, in connection with the special restricted stock grants discussed below under "Retention Awards and Special Bonus and Awards for Sriram Krishnasamy" on page 65.

[4] In accordance with the terms of FedEx's 2019 Omnibus Stock Incentive Plan, the stock options granted to Mr. Lenz were forfeited upon his separation from the company on December 31, 2023. The restrictions applicable to the shares of restricted stock granted to Mr. Lenz lapsed upon his separation from the company.

The amount reported for restricted stock awards in the Summary Compensation Table reflects the average of the high and low prices of FedEx common stock on the NYSE on the grant date.

Retention Awards and Special Bonus and Awards for Sriram Krishnasamy

In July 2022, Mr. Krishnasamy was promoted to Executive Vice President and Chief Transformation Officer effective August 1, 2022. In September 2022, the company announced our DRIVE transformation program to improve long-term profitability, including Network 2.0, the multi-year effort to improve the efficiency with which FedEx picks up, transports, and delivers packages in the U.S. and Canada. As Chief Transformation Officer, Mr. Krishnasamy has overseen all DRIVE domains and related key initiatives. In addition to his promotional cash and equity awards, in July 2022 Mr. Krishnasamy entered into an agreement under which he would receive four special restricted stock grants each with a total target value of $400,000 (including the related tax payments) in July 2022, July 2023, July 2024, and July 2025, respectively. Each tranche is subject to the approval of the Compensation & HR Committee and will vest ratably over a four-year period. Pursuant to the award, the Compensation & HR Committee approved grants of tranches of 934 and 781 shares of restricted stock to Mr. Krishnasamy on July 19, 2023 and July 17, 2024, respectively.

In recent years, companies across a broad spectrum of industries have placed an increased focus on recruiting and retaining individuals with expertise in emerging technologies such as artificial intelligence and machine learning, such as Mr. Krishnasamy. In recognition of the critical and strategic leadership role played by him in FedEx's ongoing transformation initiatives including DRIVE, Network 2.0, and FedEx Dataworks; the importance of his leadership to the company's future success; and the imperative to retain him, the Compensation & HR Committee approved the payment of a special cash bonus of $1,200,000 to Mr. Krishnasamy on July 16, 2023, and a special grant of 15,000 stock options to Mr. Krishnasamy on July 17, 2024.

Perquisites, Tax Payments, and Other Compensation

FedEx's named executive officers receive certain other annual compensation, including:

› Certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for certain costs related to such usage), security services and equipment, tax return preparation and financial counseling services, umbrella insurance, digital security monitoring and protection services, physical examinations, travel privileges on certain airline partners, salary continuation benefits for short-term disability, and supplemental long-term disability benefits;

› Group term life insurance and 401(k) company-matching contributions; and

› Tax payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate and commercial aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation, and financial planning), safety (security services and equipment and digital security monitoring and protection services), and health (annual physical examinations) of our executive officers so they can focus on producing superior financial returns for our stockholders. Our tax payments relating to restricted stock awards are a component of the total target value of the restricted stock grant. As a result, the total target value of the award is the same as it would be if there were no tax payments and there is no dilutive effect on our stockholders' equity interest in FedEx. The Compensation & HR Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to our Executive Chairman and our President and Chief Executive Officer. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax payments, including:

› FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and

› FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Executive Chairman, President and Chief Executive Officer, and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executive officers and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executive officers and, as a result, their values must be reported in the Summary Compensation Table.

With respect to our President and Chief Executive Officer, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. Our Executive Chairman is not required to use FedEx corporate aircraft for all travel. In addition, FedEx provides certain physical and personal security services for our Executive Chairman and President and Chief Executive Officer, including on-site residential security at the Executive Chairman's primary residence. The Board of Directors believes that the personal safety and security of Messrs. Smith and Subramaniam are of the utmost importance to FedEx and its stockholders and, therefore, the costs associated with such security are appropriate and necessary business expenses.

The Compensation & HR Committee also reviews annually and approves promotional bonus amounts, which are paid in two installments over one year, upon an officer's promotion as an executive officer or Chief Executive Officer. On August 1, 2022, in connection with his appointment as Executive Vice President and Chief Transformation Officer, Mr. Krishnasamy received a promotional bonus of $75,000 payable in two installments over one year. On July 16, 2024, the Compensation & HR Committee approved a signing bonus of $200,000 payable in two installments over one year to Mr. Dietrich in connection with his appointment as Executive Vice President and Chief Financial Officer-Elect effective July 17, 2023. On July 14, 2024, the Compensation & HR Committee approved a promotional bonus of $100,000 payable in two installments over one year to Mr. Krishnasamy in connection with his appointment as Executive Vice President, Chief Digital and Information Officer effective July 1, 2024.

Post-Employment Compensation

While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

› Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan; and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executive officers the benefits that otherwise would be paid under the tax-qualified pension plan but for certain limits under U.S. tax laws;

› Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death, or permanent disability or a change of control of FedEx;

› Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx;

› Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a change of control of FedEx, are intended to secure the executive officers' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our stockholders when evaluating any such potential transaction;

› Partial payouts under applicable LTI plans based on the portion of the three-fiscal-year periods during which the executive was employed following the executive's retirement, death, or permanent disability; and

› A prorated payout under the applicable AIC plan based on the portion of the fiscal year during which the executive was employed following the executive's retirement, death, or permanent disability.

Pursuant to a separation and release agreement between FedEx and Mr. Lenz, beginning August 1, 2023, Mr. Lenz served as a Senior Advisor until he left the company on December 31, 2023. See "Separation and Release Agreement with Michael C. Lenz" beginning on page 84. The amounts received by Mr. Lenz under the separation and release agreement complied with the limits set forth in our policy on limitation of severance benefits, which is described below.

The Compensation & HR Committee approves and recommends Board approval of all plans, agreements, and arrangements that provide for these payments and benefits.

Limitation on Severance Benefits

In June 2022, following engagement with our stockholders, the Board of Directors, upon the recommendation of the Compensation & HR Committee, adopted a policy that we will not pay or enter into any new agreement with an executive officer that provides for severance benefits in connection with the executive officer's voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer's base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G of the Internal Revenue Code ("Section 280G")), unless approved or ratified by stockholders. We also amended FedEx's 2019 Omnibus Stock Incentive Plan, as amended ("2019 Plan"), to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual's Section 280G "base amount," so as to avoid triggering the excise tax.

In the event of a change of control and qualifying termination, the MRAs limit the amounts payable to each executive officer under the MRA to the largest amount that would result in none of the MRA payments being subject to any excise tax. See "Potential Payments Upon Termination or Change of Control — Benefits Triggered by Change of Control or Termination after Change of Control — Management Retention Agreements" on page 83 for additional information.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation & HR Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer, Chief Financial Officer, and the three other highest-paid executive officers to $1,000,000 per year. The Compensation & HR Committee may continue to approve compensation that will not be fully deductible in order to ensure competitive levels of total compensation for its executive officers.

Accounting for Stock-Based Compensation

We account for stock-based payments, including grants under our equity compensation plans, in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718. Our equity award accounting complies with GAAP and is transparently disclosed in our filings with the SEC.

Summary Compensation Table

In this section, we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers, the other named executive officers, and our former principal financial officer Michael C. Lenz, who left FedEx on December 31, 2023, for the fiscal year ended May 31, 2024, and for each of the previous two fiscal years (except as noted).

NAME AND PRINCIPAL POSITION[1]	YEAR	SALARY ($)	BONUS ($)[2]	STOCK AWARDS ($)[3]	OPTION AWARDS ($)[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)[5]	ALL OTHER COMPENSATION ($)[6]	TOTAL ($)
Rajesh Subramaniam President and Chief Executive Officer (Principal Executive Officer)	2024	1,400,000	0	2,251,868	3,712,797	3,112,760	247,803	1,657,279	12,382,507
	2023	1,300,000	250,000	2,251,294	3,712,859	3,998,750	209,016	1,527,904	13,249,823
	2022	1,115,453	0	1,053,213	1,518,721	548,915	195,153	738,671	5,170,126
John W. Dietrich[7] Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2024	822,505	100,000	970,540	1,500,081	867,785	—	867,762	5,128,673
Sriram Krishnasamy[8] Executive Vice President, Chief Digital and Information Officer—Elect and Chief Transformation Officer	2024	627,300	1,237,500	1,151,667	1,197,846	808,852	154,764	816,161	5,994,090
Mark R. Allen[9] Executive Vice President, General Counsel and Secretary	2024	766,390	0	908,967	1,197,846	1,108,038	—	1,185,827	5,167,068
	2023	745,254	0	908,915	1,197,782	1,885,125	—	649,101	5,386,177
Robert B. Carter Executive Vice President, FedEx Information Services and Chief Information Officer	2024	962,084	0	908,967	1,197,846	1,251,562	—	796,101	5,116,560
	2023	935,552	0	908,915	1,197,782	1,885,125	—	750,625	5,677,999
	2022	911,281	0	690,849	888,214	364,148	—	597,740	3,452,232
Michael C. Lenz[10] Former Executive Vice President and Chief Financial Officer (Former Principal Financial Officer)	2024	508,229	0	970,498	1,499,985	974,330	103,951	2,028,814	6,085,807
	2023	864,167	0	970,190	1,499,884	1,885,125	136,117	686,770	6,042,253
	2022	747,788	0	892,653	1,155,096	322,057	184,314	634,765	3,936,673

(1) The titles in this column are as of May 31, 2024, and reflect the titles held by the named executive officer during fiscal 2024. Effective July 1, 2024, Mr. Carter transitioned to the role of Executive Vice President and Senior Advisor until his retirement on December 31, 2024 and Mr. Krishnasamy transitioned to the role of Executive Vice President, Chief Digital and Information Officer and Chief Transformation Officer. Effective September 24, 2024, Mr. Allen will transition to the role of Executive Vice President and Senior Advisor until his retirement on December 31, 2024.

(2) The amounts reported in this column reflect (a) a promotional bonus received by Mr. Subramaniam related to his election as President and Chief Executive Officer that was paid in fiscal 2023, (b) a signing bonus received by Mr. Dietrich upon his appointment as Executive Vice President and Chief Financial Officer that was paid in fiscal 2024, and (c) a bonus of $1,200,000 and the second installment ($37,500) of a promotional bonus of $75,000 related to his election as Executive Vice President and Chief Transformation Officer that were paid to Mr. Krishnasamy in fiscal 2024. For additional information, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — Retention Awards and Special Bonus for Sriram Krishnasamy" and "— Perquisites, Tax Payments, and Other Compensation" above.

(3) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each fiscal year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2024, included in our Annual Report on Form 10-K for fiscal 2024. See the "Grants of Plan-Based Awards During Fiscal 2024" table for information regarding restricted stock and option awards granted to the named executive officers during fiscal 2024.

(4) Reflects cash payouts, if any, under FedEx's fiscal 2024, 2023, and 2022 AIC plans and FY22–FY24, FY21–FY23, and FY20–FY22 LTI plans, as follows (for further discussion of the fiscal 2024 AIC plan and the FY22–FY24 LTI plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — AIC Program" and "— LTI Program" above):

NAME	YEAR	AIC PAYOUT ($)	LTI PAYOUT ($)	TOTAL NON-EQUITY INCENTIVE PLAN COMPENSATION ($)
R. Subramaniam	2024	1,519,010	1,593,750	3,112,760
	2023	0	3,998,750	3,998,750
	2022	548,915	0	548,915
J.W. Dietrich*	2024	649,035	218,750	867,785
S. Krishnasamy	2024	505,102	303,750	808,852
M.R. Allen	2024	592,413	515,625	1,108,038
	2023	0	1,885,125	1,885,125
R.B. Carter	2024	735,937	515,625	1,251,562
	2023	0	1,885,125	1,885,125
	2022	364,148	0	364,148
M.C. Lenz**	2024	409,226	565,104	974,330
	2023	0	1,885,125	1,885,125
	2022	322,057	0	322,057

* Mr. Dietrich's participation in the FY22–FY24 LTI plan was effective beginning June 1, 2023. He received a prorated payout based on the portion of the three-year period during which he participated in the FY22–FY24 LTI plan.

** Mr. Lenz received payouts under the fiscal 2024 AIC plan based on the portion of fiscal 2024 during which he was employed and the FY22–FY24 LTI plan based on the portion of the three-fiscal-year period during which he was employed.

(5) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2024 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and Parity Plan for Mr. Allen decreased as follows: (a) between fiscal 2024 and fiscal 2023 — $105,041 and (b) between fiscal 2023 and fiscal 2022 — $167,185. The present value of the benefits under the Pension Plan and Parity Plan for Mr. Carter decreased as follows: (a) between fiscal 2024 and fiscal 2023 — $395,627; (b) between fiscal 2023 and fiscal 2022 — $542,242; and (c) between fiscal 2022 and fiscal 2021 —$278,544. The amounts in the table and this footnote were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2024. Mr. Dietrich is not eligible to participate in the Pension Plan, and did not participate in the Parity Plan until August 1, 2024. See "— Fiscal 2024 Pension Benefits" below.

(6) Includes:

› The aggregate incremental cost to FedEx of providing perquisites and other personal benefits;

› Group term life insurance premiums paid by FedEx;

› Company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan;

› Tax payments relating to restricted stock awards, certain business-related use of corporate and commercial aircraft, relocation expenses (Mr. Dietrich), and prior overseas service on behalf of the company (Mr. Allen). FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the conventional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock — Tax Payments for Restricted Stock Awards" above; and

› With respect to Mr. Lenz for fiscal 2024, amounts paid pursuant to his separation and release agreement, as discussed below.

The following table shows the amounts included for each such item:

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS ($)[a]	LIFE INSURANCE PREMIUMS ($)	COMPANY CONTRIBUTIONS UNDER 401(K) PLAN ($)	TAX REIMBURSEMENT PAYMENTS ($)[a]	OTHER ($)[b]	TOTAL ($)
R. Subramaniam	2024	167,753	2,955	15,467	1,471,104	0	1,657,279
	2023	50,793	2,445	7,458	1,467,208	0	1,527,904
	2022	39,497	2,035	10,921	686,218	0	738,671
J.W. Dietrich	2024	147,037	2,216	27,600	690,909	0	867,762
S. Krishnasamy	2024	52,599	2,955	13,400	747,207	0	816,161
M.R. Allen	2024	562,844	76	14,898	608,009	0	1,185,827
	2023	47,972	1,495	8,119	591,515	0	649,101
R.B. Carter	2024	187,311	2,955	14,907	590,928	0	796,101
	2023	143,186	2,566	8,253	596,620	0	750,625
	2022	135,066	2,289	10,572	449,813	0	597,740
M.C. Lenz	2024	14,866	1,970	115	632,383	1,379,480	2,028,814
	2023	34,368	2,566	12,199	637,637	0	686,770
	2022	38,528	2,289	10,675	583,273	0	634,765

[a] See the following two tables for additional details regarding the amounts included in each item.

[b] The amount for Mr. Lenz for fiscal 2024 reflects payments made pursuant to his separation and release agreement referred to in note 10 below, which are discussed further under the caption "Separation and Release Agreement with Michael C. Lenz" beginning on page 84.

During fiscal 2024, 2023, and 2022, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

› **Personal use of corporate aircraft:** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage. The Board of Directors and the FedEx executive security procedures require our Chief Executive Officer to use FedEx corporate aircraft for all travel, including personal travel.

   › Mr. Subramaniam is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him on business travel. He is, however, required to pay FedEx for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

   › Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or organization for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees, and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

   › In addition, when an aircraft is already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Subramaniam, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

› For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require our Chief Executive Officer to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, during fiscal 2024 and fiscal 2023, FedEx was required to reimburse Mr. Subramaniam for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they were accompanying him (no such reimbursement payments were made during fiscal 2024 or 2023). FedEx reimburses each named executive officer for taxes relating to imputed income for business-related travel. For additional information regarding FedEx policies on the use of FedEx corporate aircraft, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — Perquisites, Tax Payments, and Other Annual Compensation" above.

› **Security services and equipment:** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (e.g., out-of-town transportation and other security-related expenses and home security system installation, maintenance, and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs).

› **Tax return preparation services:** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

› **Financial counseling services:** FedEx reimburses officers for certain financial counseling services, subject to various caps.

› **Umbrella insurance premiums:** FedEx pays umbrella insurance premiums on behalf of officers.

› **Physical examinations:** FedEx pays for officers to have comprehensive annual physical examinations.

› **Travel privileges:** FedEx provides certain executive officers and their spouses with travel privileges on certain airline partners. There is a small per-trip ticketing fee incurred by FedEx in connection with these privileges. FedEx reimburses an executive officer for taxes relating to imputed income for business-related travel.

› **Supplemental disability benefits:** FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (i.e., no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

› **Digital security protection services:** Beginning in fiscal 2024, FedEx provides optional digital security monitoring and protection services to executive officers, which are provided through a third-party vendor.

In addition, during fiscal 2024, certain payments were made with respect to Mr. Allen's prior overseas service on behalf of the company and Mr. Dietrich's relocation following his hire.

The following table shows the amounts (the aggregate incremental cost to FedEx) included in the perquisites and other personal benefits column in the table above for each such item:

NAME	YEAR	PERSONAL USE OF CORPORATE AIRCRAFT ($)[a]	SECURITY SERVICES AND EQUIPMENT ($)	TAX RETURN PREPARATION SERVICES ($)	FINANCIAL COUNSELING SERVICES ($)	UMBRELLA INSURANCE PREMIUMS ($)	DIGITAL SECURITY MONITORING AND PROTECTION SERVICES ($)	OTHER ($)[b]	TOTAL ($)
R. Subramaniam	2024	38,112	110,873	4,900	5,489	4,755	3,600	24	167,753
	2023	31,383	11,995	0	3,500	3,699	0	216	50,793
	2022	0	19,307	10,600	3,734	3,490	0	2,366	39,497
J.W. Dietrich	2024	44,232	23,030	0	0	4,008	0	75,767	147,037
S. Krishnasamy	2024	0	43,534	2,825	970	4,755	0	515	52,599
M.R. Allen	2024	0	18,148	1,500	10,919	4,755	3,600	523,922	562,844
	2023	0	39,366	1,500	3,407	3,699	0	0	47,972
R.B. Carter	2024	94,439	41,037	4,500	38,932	4,755	3,600	48	187,311
	2023	79,048	45,225	4,500	8,510	3,699	0	2,204	143,186
	2022	56,973	66,543	0	5,451	3,490	0	2,609	135,066
M.C. Lenz	2024	0	4,444	1,750	5,538	2,774	0	360	14,866
	2023	0	25,899	3,500	0	3,699	0	1,270	34,368
	2022	0	21,635	7,000	5,250	3,490	0	1,153	38,528

[a] The amounts shown include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the following named executive officers served as directors for fiscal 2024: Mr. Subramaniam — $38,112 and Mr. Carter — $80,456; and fiscal 2023: Mr. Subramaniam — $31,383 and Mr. Carter — $79,048.

[b] The fiscal 2024 amount for Mr. Dietrich is for relocation expenses and the fiscal 2024 amount for Mr. Allen is for certain payments relating to his prior overseas service. Other amounts shown include physical examinations and/or ticketing fees for airline travel privileges.

The following table shows the tax payments relating to the items listed, which are included in the table:

NAME	YEAR	RESTRICTED STOCK ($)	BUSINESS-RELATED USE OF CORPORATE AND COMMERCIAL AIRCRAFT ($)	OTHER* ($)	TOTAL ($)
R. Subramaniam	2024	1,461,022	10,082	0	1,471,104
	2023	1,460,650	6,558	0	1,467,208
	2022	683,329	2,889	0	686,218
J.W. Dietrich	2024	638,019	11,381	41,509	690,909
S. Krishnasamy	2024	747,207	0	0	747,207
M.R. Allen	2024	589,742	5,622	12,645	608,009
	2023	589,708	1,771	36	591,515
R.B. Carter	2024	589,742	1,186	0	590,928
	2023	589,708	6,912	0	596,620
	2022	448,226	1,587	0	449,813
M.C. Lenz	2024	629,664	2,719	0	632,383
	2023	629,464	8,173	0	637,637
	2022	579,157	4,116	0	583,273

* These are tax reimbursement payments for expenses related to Mr. Dietrich's relocation and Mr. Allen's prior overseas service on behalf of the company and, with respect to Mr. Allen for fiscal 2023, related exclusively to tax preparation fees for prior overseas service, which fees are included in the tax return preparation services column in the preceding table.

[7] Mr. Dietrich joined FedEx as Executive Vice President and Chief Financial Officer-Elect effective July 17, 2023, and was appointed Executive Vice President and Chief Financial Officer effective August 1, 2023.

[8] Mr. Krishnasamy was not a named executive officer in fiscal 2022 or fiscal 2023. Accordingly, the table includes Mr. Krishnasamy's compensation only for fiscal 2024.

[9] Mr. Allen was not a named executive officer in fiscal 2022. Accordingly, the table includes Mr. Allen's compensation only for fiscal 2023 and fiscal 2024.

[10] Mr. Lenz served as Executive Vice President and Chief Financial Officer until July 31, 2023. Beginning August 1, 2023, Mr. Lenz served as a Senior Advisor until he left the company on December 31, 2023. In connection with his separation from the company, Mr. Lenz and FedEx entered into a separation and release agreement, which is discussed further under the caption "Separation and Release Agreement with Michael C. Lenz" beginning on page 84.

[11] In connection with his separation from the company, Mr. Lenz forfeited an aggregate of 50,454 stock options that had not yet vested, including 19,332, 16,943, and 6,925 options that were granted in fiscal 2024, 2023, and 2022, respectively.

Grants of Plan-Based Awards During Fiscal 2024

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2024:

NAME	TYPE OF PLAN/AWARD	GRANT DATE	APPROVAL DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)[1]	CLOSING PRICE ON GRANT DATE ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[2]
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)					
R. Subramaniam	Restricted Stock[3]	06/22/2023	06/11/2023				9,808				$2,251,868
	Stock Option[4]	06/22/2023	06/11/2023					47,851	$229.595	$232.93	$3,712,796
	FY24 AIC[5]			0	2,310,000	3,465,000					
	FY24–FY26 LTI[6]			343,750	5,500,000	11,000,000					
J.W. Dietrich	Restricted Stock[3]	07/19/2023	07/16/2023				3,735				$970,540
	Stock Option[4]	07/19/2023	07/16/2023					16,688	$259.85	$260.26	$1,500,081
	FY24 AIC[5][7]			0	987,006	1,480,509					
	FY24–FY26 LTI[6][7]			125,000	2,000,000	4,000,000					
S. Krishnasamy	Restricted Stock[3]	06/22/2023	06/11/2023				3,959				$908,967
	Stock Option[4]	06/22/2023	06/11/2023					15,438	$229.595	$232.93	$1,197,846
	Restricted Stock[3]	07/20/2023	07/17/2023				934				$242,700
	FY24 AIC[5]			0	752,760	1,129,140					
	FY24–FY26 LTI[6]			109,375	1,750,000	3,500,000					
M.R. Allen	Restricted Stock[3]	06/22/2023	06/11/2023				3,959				$908,967
	Stock Option[4]	06/22/2023	06/11/2023					15,438	$229.595	$232.93	$1,197,846
	FY24 AIC[5]			0	919,668	1,379,502					
	FY24–FY26 LTI[6]			109,375	1,750,000	3,500,000					
R.B. Carter	Restricted Stock[3]	06/22/2023	06/11/2023				3,959				$908,967
	Stock Option[4]	06/22/2023	06/11/2023					15,438	$229.595	$232.93	$1,197,846
	FY24 AIC[5]			0	1,154,501	1,731,751					
	FY24–FY26 LTI[6]			109,375	1,750,000	3,500,000					
M.C. Lenz	Restricted Stock[3][8]	06/22/2023	06/11/2023				4,227				$970,498
	Stock Option[4][9]	06/22/2023	06/11/2023					19,332	$229.595	$232.93	$1,499,985
	FY24 AIC[5][10]			0	609,875	914,812					
	FY24–FY26 LTI[6][10]			24,306	388,889	777,778					

[1] The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the grant date.

[2] Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 3 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

[3] Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted stock are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" for further discussion of restricted stock awards. In accordance with the terms of FedEx's 2019 Omnibus Stock Incentive Plan, the restrictions applicable to the shares of restricted stock granted to Mr. Lenz lapsed upon his separation from the company on December 31, 2023.

(4) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards. In accordance with the terms of FedEx's 2019 Omnibus Stock Incentive Plan, the stock options granted to Mr. Lenz were forfeited upon his separation from the company on December 31, 2023.

(5) In June 2023, the Board of Directors, upon the recommendation of the Compensation & HR Committee, established this annual performance cash compensation plan, which provided a cash payment opportunity at the conclusion of fiscal 2024. Payment amounts were based upon the achievement of company financial-performance goals for fiscal 2024 and, for Messrs. Dietrich, Krishnasamy, Allen, Carter, and Lenz, the achievement of individual performance objectives. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — AIC Program" above for further discussion of this plan.

(6) The Board of Directors, upon the recommendation of the Compensation & HR Committee, established this long-term performance cash compensation plan in June 2023. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2026 if FedEx achieves (a) an aggregate EPS goal established by the Board with respect to the three-fiscal-year period 2024 through 2026 (50% of the total payout opportunity), (b) an average ROIC growth goal over the three-fiscal-year period 2024 through 2026 (25% of the total payout opportunity, and (c) a relative TSR performance goal with respect to the three-fiscal-year period 2024 through 2026 (25% of the total payout opportunity). No amounts can be earned under the plan until 2026 because achievement of the EPS, ROIC, and relative TSR goals can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts if the EPS, ROIC, and relative TSR goals achieved are less than target, up to maximum amounts if the plan goals are substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2024 Amounts — LTI Program" above for further discussion of this plan. Each of Mr. Allen and Mr. Carter will retire on December 31, 2024, and will be eligible for a prorated payout under the FY24–FY26 LTI plan based on the portion of the three-fiscal-year period during which he was employed.

(7) Mr. Dietrich joined FedEx as Executive Vice President and Chief Financial Officer-Elect effective July 17, 2023, and was appointed Executive Vice President and Chief Financial Officer effective August 1, 2023. His participation in the FY24–FY26 LTI plan was effective beginning June 1, 2023.

(8) In accordance with the terms of FedEx's 2019 Omnibus Stock Incentive Plan, the restrictions applicable to these shares lapsed upon Mr. Lenz's separation from the company on December 31, 2023.

(9) In accordance with the terms of FedEx's 2019 Omnibus Stock Incentive Plan, this stock option was forfeited upon Mr. Lenz's separation from the company on December 31, 2023.

(10) Mr. Lenz, who served as Executive Vice President and Chief Financial Officer until July 31, 2023, and as a Senior Advisor from August 1, 2023 until he left the company on December 31, 2023, was eligible for a prorated fiscal 2024 AIC payout based on the portion of fiscal 2024 during which he was employed and is eligible for a prorated payout under the FY24–FY26 LTI plan based on the portion of the three-fiscal-year period during which he was employed.

Outstanding Equity Awards at End of Fiscal 2024

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2024:

	OPTION AWARDS				STOCK AWARDS	
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[a]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[a]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[b]
R. Subramaniam	13,225	—	162.8200	6/06/2026		
	12,120	—	207.3050	6/12/2027		
	9,185	—	261.7800	6/11/2028		
	163	—	173.0200	1/28/2029		
	45,570	—	161.8500	6/10/2029		
	56,700	18,900[1]	130.9600	6/15/2030		
	9,105	9,105[2]	294.6050	6/14/2031		
	13,980	41,940[3]	226.9450	6/30/2032		
	—	47,851[4]	229.5950	6/22/2033		
					21,909[5]	5,564,010
J.W. Dietrich	—	16,688[6]	259.8500	7/19/2033		
					3,735[7]	948,541
S. Krishnasamy	2,565	—	261.7800	6/11/2028		
	1,772	—	161.8500	6/10/2029		
	1,927	1,928[8]	130.9600	6/15/2030		
	1,415	1,415[9]	294.6050	6/14/2031		
	1,130	3,390[10]	226.9450	6/30/2032		
	2,070	6,210[11]	219.4250	7/18/2032		
	—	15,438[12]	229.5950	6/22/2033		
					8,611[13]	2,186,850
M.R. Allen	4,900	—	207.3050	6/12/2027		
	12,360	—	219.2600	9/25/2027		
	14,380		261.7800	6/11/2028		
	26,655	—	161.8500	6/10/2029		
	21,761	7,254[14]	130.9600	6/15/2030		
	5,325	5,325[15]	294.6050	6/14/2031		
	4,510	13,530[16]	226.9450	6/30/2032		
	—	15,438[17]	229.5950	6/22/2033		
					10,021[18]	2,544,933

FedEx

	OPTION AWARDS				STOCK AWARDS	
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[a]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[a]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[b]
R.B. Carter	16,010	—	180.8200	6/08/2025		
	19,385	—	162.8200	6/06/2026		
	17,260	—	207.3050	6/12/2027		
	14,380	—	261.7800	6/11/2028		
	26,655	—	161.8500	6/10/2029		
	21,761	7,254[19]	130.9600	6/15/2030		
	5,325	5,325[20]	294.6050	6/14/2031		
	4,510	13,530[21]	226.9450	6/30/2032		
	—	15,438[22]	229.5950	6/22/2033		
					10,021[23]	2,544,933
M.C. Lenz	4,770	—	180.8200	6/08/2025		
	5,655	—	162.8200	6/06/2026		
	5,035	—	207.3050	6/12/2027		
	3,820	—	261.7800	6/11/2028		
	7,085	—	161.8500	6/10/2029		
	14,761	—	130.9600	6/15/2030		
	6,925	—	294.6050	6/14/2031		
	5,647	—	226.9450	6/30/2032		

[a] The following table sets forth the vesting dates of the options and restricted stock included in these columns:

		DATE	NUMBER
R. Subramaniam	(1)	6/15/2024	18,900
	(2)	6/14/2024	4,552
		6/14/2025	4,553
	(3)	6/30/2024	13,980
		6/30/2025	13,980
		6/30/2026	13,980
	(4)	6/22/2024	11,962
		6/22/2025	11,963
		6/22/2026	11,963
		6/22/2027	11,963
	(5)	6/14/2024	894
		6/15/2024	2,873
		6/22/2024	2,452
		6/30/2024	2,480
		6/14/2025	894
		6/22/2025	2,452
		6/30/2025	2,480
		6/22/2026	2,452
		6/30/2026	2,480
		6/22/2027	2,452

		DATE	NUMBER
J.W. Dietrich	(6)	7/19/2024	4,172
		7/19/2025	4,172
		7/19/2026	4,172
		7/19/2027	4,172
	(7)	7/19/2024	933
		7/19/2025	934
		7/19/2026	934
		7/19/2027	934

		DATE	NUMBER
S. Krishnasamy	(8)	6/15/2024	1,928
	(9)	6/14/2024	707
		6/14/2025	708
	(10)	6/30/2024	1,130
		6/30/2025	1,130
		6/30/2026	1,130
	(11)	7/18/2024	2,070
		7/18/2025	2,070
		7/18/2026	2,070
	(12)	6/22/2024	3,859
		6/22/2025	3,860
		6/22/2026	3,859
		6/22/2027	3,860
	(13)	6/14/2024	136
		6/15/2024	439
		6/22/2024	989
		6/30/2024	367
		7/18/2024	635
		7/19/2024	233
		6/14/2025	137
		6/22/2025	990
		6/30/2025	367
		7/18/2025	635
		7/19/2025	234
		6/22/2026	990
		6/30/2026	367
		7/18/2026	635
		7/19/2026	233
		6/22/2027	990
		7/19/2027	234

		DATE	NUMBER
M.R. Allen	(14)	6/15/2024	7,254
	(15)	6/14/2024	2,662
		6/14/2025	2,663
	(16)	6/30/2024	4,510
		6/30/2025	4,510
		6/30/2026	4,510
	(17)	6/22/2024	3,859
		6/22/2025	3,860
		6/22/2026	3,859
		6/22/2027	3,860
	(18)	6/14/2024	586
		6/15/2024	1,885
		6/22/2024	989
		6/30/2024	1,001
		6/14/2025	587
		6/22/2025	990
		6/30/2025	1,001
		6/22/2026	990
		6/30/2026	1,002
		6/22/2027	990

		DATE	NUMBER
R.B. Carter	[19]	6/15/2024	7,254
	[20]	6/14/2024	2,662
		6/14/2025	2,663
	[21]	6/30/2024	4,510
		6/30/2025	4,510
		6/30/2026	4,510
	[22]	6/22/2024	3,859
		6/22/2025	3,860
		6/22/2026	3,859
		6/22/2027	3,860
	[23]	6/14/2024	586
		6/15/2024	1,885
		6/22/2024	989
		6/30/2024	1,001
		6/14/2025	587
		6/22/2025	990
		6/30/2025	1,001
		6/22/2026	990
		6/30/2026	1,002
		6/22/2027	990

[b] Computed by multiplying the closing market price of FedEx's common stock on May 31, 2024 (which was $253.96), by the number of shares.

Option Exercises and Stock Vested During Fiscal 2024

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2024:

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
R. Subramaniam	24,580	2,804,321	8,010	1,883,752
J.W. Dietrich	—	—	—	—
S. Krishnasamy	—	—	2,110	519,199
M.R. Allen	10,145	1,179,037	4,630	1,080,909
R.B. Carter	19,270	1,974,308	4,630	1,080,909
M.C. Lenz	12,745	1,513,087	14,844[3]	3,694,829

[1] If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the date of exercise and the exercise price of the option.

[2] Represents the fair market value of the shares on the vesting date.

[3] In accordance with the terms of FedEx's 2019 Omnibus Stock Incentive Plan, restrictions applicable to 10,834 shares lapsed upon Mr. Lenz's separation from the company.

Fiscal 2024 Pension Benefits

The following table sets forth for each participating named executive officer the present value of accumulated benefits on May 31, 2024, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)[1]	PAYMENTS DURING FISCAL 2024 ($)
R. Subramaniam	FedEx Corporation Employees' Pension Plan	33	1,411,534	—
	FedEx Corporation Retirement Parity Pension Plan	33	3,394,024	—
J.W. Dietrich[2]	FedEx Corporation Employees' Pension Plan	—	—	—
	FedEx Corporation Retirement Parity Pension Plan	—	—	—
S. Krishnasamy	FedEx Corporation Employees' Pension Plan	7	109,727	—
	FedEx Corporation Retirement Parity Pension Plan	7	182,823	—
	Federal Express Belgian Pension Plan[3]	n/a	8,700	—
M.R. Allen	FedEx Corporation Employees' Pension Plan	42	1,586,747	—
	FedEx Corporation Retirement Parity Pension Plan	42	2,444,191	—
R.B. Carter	FedEx Corporation Employees' Pension Plan	31	1,332,668	—
	FedEx Corporation Retirement Parity Pension Plan	31	7,721,852	—
M.C. Lenz	FedEx Corporation Employees' Pension Plan	15	—	316,267
	FedEx Corporation Retirement Parity Pension Plan	15	525,562	—

[1] These amounts were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2024. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $5,000 or less may be distributed as a lump sum under the traditional pension benefit formula under the Pension Plan). The benefits using the Portable Pension Account formula (discussed below) under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2024 if the officer is past normal retirement age, converted based on an interest rate of 5.577% and the Club Vita 2023 US VitaCurves mortality tables with MP-2021 mortality improvement scale, discounted to May 31, 2024 using an interest rate of 5.577%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age (age 60), or June 1, 2024 if the officer is past normal retirement age, converted based on an interest rate of 4.66% for lump sums paid through May 31, 2025, 3.98% for lump sums paid through May 31, 2026, and 3.30% for lump sums paid on and after June 1, 2026, and the 1994 Group Annuity Reserving Table, discounted to May 31, 2024 using an interest rate of 5.577%. The present value of the Portable Pension Account as of May 31, 2024 is equal to the officer's account balance on May 31, 2024, projected to the normal retirement date, if applicable, based on an interest rate of 1.535% credited quarterly during fiscal 2025, 1.2675% credited quarterly during fiscal 2026, and 1% credited quarterly thereafter and discounted to May 31, 2024, using an interest rate of 5.577%.

[2] Mr. Dietrich is not eligible to participate in the Pension Plan, and did not participate in the Parity Plan until August 1, 2024.

[3] Mr. Krishnasamy participated in the Federal Express Belgian Pension Plan in connection with prior overseas service.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For fiscal 2024, the maximum compensation limit under a tax-qualified pension plan was $290,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied to certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental, non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003 had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the participating named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

Effective January 1, 2020, FedEx amended and restated the Pension Plan to close the Pension Plan to employees hired on or after January 1, 2020. In 2021, eligible employees hired prior to January 1, 2020 were given a one-time option to (a) continue receiving pension compensation credits under the existing Portable Pension Account formula and remain in the FedEx Corporation Retirement Savings Plan (the "401(k) Plan") with its existing matching company contribution of up to 3.5% of eligible earnings or (b) effective January 1, 2022, cease receiving compensation credits under the Pension Plan and move to a new 401(k) plan (the "New 401(k) Plan") with a higher match (as described below). Employees hired on or after January 1, 2020 were automatically moved to the New 401(k) Plan effective January 1, 2022. The Parity Plan will continue to be open to all new officers and managing/staff directors, but the benefits provided under the plan will mirror the benefits provided by the Pension Plan and the 401(k) Plan.

The named executive officers also participate in the 401(k) Plan. The annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective January 1, 2022, the annual matching contribution under the 401(k) Plan for employees hired on or after January 1, 2020 or eligible employees who choose the New 401(k) Plan option increased to a maximum of 8.0% of eligible earnings.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, Parity Plan participants, including the named executive officers, receive additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans (or 8% after January 1, 2022 for eligible employees who elect to participate in the New 401(k) Plan or who were hired on or after January 1, 2020).

Normal retirement age for the majority of participants, including the participating named executive officers, under the Pension Plan and the Parity Plan is age 60. However, for benefits accrued after January 31, 2016, the normal retirement age is age 62. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan generally included salary and annual incentive compensation.

Each participating named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

AGE + SERVICE ON MAY 31	COMPENSATION CREDIT
Less than 55	5%
55 – 64	6%
65 – 74	7%
75 or over	8%

On May 31, 2024, the sum of age plus years of service for the participating named executive officers was as follows: Mr. Subramaniam — 89; Mr. Krishnasamy — 57; Mr. Allen — 108; Mr. Carter — 93; and Mr. Lenz — 73. Eligible compensation under the Portable Pension Account feature includes salary, annual incentive compensation, and promotional and certain other bonuses (but does not include long-term incentive compensation).

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

AGE + SERVICE ON MAY 31	TRANSITION COMPENSATION CREDIT*
Less than 55	2%
55 – 64	3%
65 – 74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and ceased as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28, and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting factor, which is equal to the greater of (a) 1/4 of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (1/4 of 4%). Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting factor for each of the plan years ended May 31, 2024, 2023, and 2022 was 1%.

Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump-sum payment or an annuity.

All Parity Plan benefits are paid as a single lump-sum distribution as follows:

› For the portion of the benefit accrued under the Portable Pension Account formula, the lump-sum benefit will be paid six months following the date of the participant's termination of employment; and

› For the portion of the benefit accrued under the traditional pension benefit formula, the lump-sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Nonqualified Deferred Compensation

Mr. Lenz was Vice President – Finance of FedEx Office and Print Services, Inc. ("FedEx Office") from 2005 to 2010 and participated in the FedEx Office Supplemental Executive Retirement Plan ("FedEx Office SERP"). Mr. Lenz did not make any contributions to the FedEx Office SERP since 2010 but accrues interest credits on balances in the plan.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)	REGISTRANT CONTRIBUTIONS IN LAST FY ($)	AGGREGATE EARNINGS IN LAST FY[1] ($)	PAYMENTS DURING FISCAL 2024 ($)	AGGREGATE BALANCE AT LAST FYE ($)
M.C. Lenz	—	—	828	2,115	45,033

[1] None of these earnings are included in the Summary Compensation Table.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation or voluntary termination; severance or involuntary termination; and retirement) or a change of control of FedEx.

Benefits Triggered by Voluntary or Involuntary Separation

Each of the named executive officers (other than Mr. Lenz) is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than death or permanent disability, any unvested stock options are automatically terminated. If the officer's employment terminates for any reason other than retirement, death, or permanent disability, any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death, or permanent disability, or in connection with a change of control of FedEx.

During fiscal 2024, we entered into a separation and release agreement with Mr. Lenz. See "— Separation and Release Agreement with Michael C. Lenz" beginning on page 84 for a description of payments made to Mr. Lenz under the agreement in fiscal 2024.

Under our policy on limitation of severance benefits, we will not pay or enter into any new agreement with an executive officer that provides for severance benefits in connection with the executive officer's voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer's base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G) unless approved or ratified by stockholders. We also amended our 2019 Plan to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual's Section 280G "base amount." See "Compensation Discussion and Analysis — Post-Employment Compensation — Limitation on Severance Benefits."

Benefits Triggered by Retirement, Death, or Permanent Disability

Retirement

When an employee retires:

› If retirement occurs at or after age 60, all restrictions applicable to the restricted stock held by the employee lapse on the date of retirement (unless otherwise provided in the applicable award agreement);

› If retirement occurs at or after age 55, but before age 60 (unless otherwise provided in the applicable award agreement), the restrictions applicable to restricted stock held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability, or the employee's death; and

› All of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2024 Pension Benefits" above.

Death or Permanent Disability

When an employee dies or becomes permanently disabled:

› all restrictions applicable to the restricted stock held by the employee immediately lapse; and

› all of the employee's unvested stock options immediately vest.

In addition, FedEx provides each named executive officer (other than Mr. Lenz) with:

› $1,500,000 of group term life insurance coverage;

› $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

› A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control

Stock Option and Restricted Stock Plans

Each of our 2010 Omnibus Stock Incentive Plan, as amended, and our 2019 Plan (together, the "Stock Incentive Plans") provides that, in the event of a "change of control" (as defined in the Stock Incentive Plans), each holder of an unexpired option has the right to exercise such option without regard to the date such option would first be exercisable. The Stock Incentive Plans also provide that, in the event of a "change of control," depending on the change of control event, either (i) the restricted stock will be canceled and FedEx will make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of shares of restricted stock held or (ii) the restrictions applicable to any such shares will immediately lapse.

Under the Stock Incentive Plans, our Compensation & HR Committee may exercise its discretion to provide for a treatment different than described above with respect to any particular stock option or restricted stock award, as set forth in the related award agreement. To date, such discretion has not been exercised.

Our 2019 Plan provides that, if the value of any award holder's unvested awards that accelerate in connection with a change of control would give rise to adverse tax consequences under Section 4999 of the Internal Revenue Code, then the amount of the holder's awards eligible to accelerate will automatically be reduced, to the extent possible, to one dollar ($1) less than the three times the participant's "base amount" (as defined in Section 280G).

Management Retention Agreements

FedEx has entered into MRAs with each of its executive officers, including the named executive officers (other than Mr. Lenz). The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term

Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period

Upon a change of control, each MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles, and reporting relationships), authority, duties, and responsibilities may not be materially diminished.

Compensation

During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive compensation (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits, and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination

Each MRA terminates immediately upon the executive officer's death, voluntary termination, or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination.

During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony, and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination

A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability, or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties, or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump-sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) plus two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental, and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control, or be employed by any enterprise that competes with FedEx or any of its affiliates.

Separation and Release Agreement with Michael C. Lenz

Mr. Lenz and the company entered into a separation and release agreement (the agreement") on June 19, 2023. Pursuant to the agreement, Mr. Lenz ceased to be FedEx's Executive Vice President and Chief Financial Officer on July 31, 2023. Beginning August 1, 2023, Mr. Lenz served as a Senior Advisor reporting to FedEx's President and Chief Executive Officer until his separation from the company on December 31, 2023 (the "separation date").

Mr. Lenz agreed that for two years following the separation date, he will not engage as a principal, employee, agent, consultant, or independent contractor for, or act in any other capacity with, United Parcel Service, Inc., DHL, the U.S. Postal Service, or Amazon.com, Inc. In consideration for Mr. Lenz's agreement not to compete as part of his separation from FedEx, Mr. Lenz received a cash payment of $1,379,480. In addition, FedEx agreed to reimburse Mr. Lenz for the costs of preparing and filing his 2023 income tax returns in accordance with FedEx's generally applicable policies for reimbursing officers for such costs. The agreement contains a general release of claims that Mr. Lenz may have against FedEx and its subsidiaries and affiliated companies, and their respective affiliates and related parties.

Mr. Lenz continued to receive his base salary through the separation date. In accordance with the terms of the fiscal 2024 AIC plan and FedEx's FY22–FY24, FY23–FY25, and FY24–FY26 LTI plans, Mr. Lenz received prorated payouts based on his position as Executive Vice President and Chief Financial Officer and the portion of fiscal 2024 (with respect to the fiscal 2024 AIC plan) and the three-fiscal-year period fiscal 2022 to fiscal 2024 (with respect to the FY22–FY24 LTI plan) during which he was employed, and will receive prorated payouts, if any, under the FY23–FY25 and FY24–FY26 LTI plans based on the portion of the applicable three-fiscal-year period during which he was employed. The vesting and exercise rights of his stock options and restricted stock was governed by the terms of FedEx's Stock Incentive Plans. See "Grants of Plan-Based Awards During Fiscal 2024," "Outstanding Equity Awards at End of Fiscal 2024," and "Option Exercises and Stock Vested During Fiscal 2024" for additional information.

The amounts received by Mr. Lenz under the agreement complied with the limits set forth in our policy on limitation of severance benefits, which is described under "Compensation Discussion and Analysis — Post-Employment Compensation —Limitation on Severance Benefits."

Quantification of Potential Payments Upon Termination or Change of Control

The following table and footnotes describe the potential payments to the named executive officers (other than Mr. Lenz) upon termination of employment or a change of control of FedEx as of May 31, 2024. Amounts shown for Mr. Lenz reflect payments made to Mr. Lenz in fiscal 2024 under the agreement described above.

This table does not include:

› compensation or benefits previously earned by the named executive officers or equity awards that are fully vested;

› the value of pension benefits that are disclosed under "Fiscal 2024 Pension Benefits" beginning on page 79 or balances that are disclosed in the Nonqualified Deferred Compensation table on page 82; and

› the value of any benefits provided on the same basis to substantially all other employees.

NAME	VOLUNTARY SEPARATION (NON-CIC) [1] ($)	INVOLUNTARY SEPARATION (NON-CIC) [1] ($)	RETIREMENT ($)[2]	DEATH ($)	PERMANENT DISABILITY ($)	CHANGE OF CONTROL (NO TERMINATION) ($)	CHANGE OF CONTROL AND QUALIFYING TERMINATION ($)
R. Subramaniam							
Base Salary[3]	—	—	—	—	—	—	2,900,000
AIC[3]	—	—	—	—	—	—	4,620,000
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[4]	—	—	5,564,010	5,564,010	5,564,010	5,564,010	5,564,010
Stock Options[4]	—	—	—	4,623,599	4,623,599	4,623,599	4,623,599
Health Benefits[3]	—	—	—	—	—	—	46,082
280G Cutback Amount[5]	—	—	—	—	—	—	—
TOTAL	—	—	5,564,010	10,187,609	10,187,609	10,187,609	17,753,691
J.W. Dietrich							
Base Salary[3]	—	—	—	—	—	—	1,893,140
AIC[3]	—	—	—	—	—	—	1,974,012
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[4]	—	—	948,541	948,541	948,541	948,541	948,541
Stock Options[4]	—	—	—	0	0	0	0
Health Benefits[3]	—	—	—	—	—	—	49,070
280G Cutback Amount[5]	—	—	—	—	—	—	—
TOTAL	—	—	948,541	948,541	948,541	948.541	4,864,763
S. Krishnasamy							
Base Salary[3]	—	—	—	—	—	—	1,266,900
AIC[3]	—	—	—	—	—	—	1,505,520
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[4]	—	—	2,186,850	2,186,850	2,186,850	2,186,850	2,186,850
Stock Options[4]	—	—	—	919,334	919,334	919,334	919,334
Health Benefits[3]	—	—	—	—	—	—	35,928
280G Cutback Amount[5]	—	—	—	—	—	—	—
TOTAL	—	—	2,186,850	3,106,184	3,106,184	3,106,184	5,914,532

NAME	VOLUNTARY SEPARATION (NON-CIC) [1] ($)	INVOLUNTARY SEPARATION (NON-CIC) [1] ($)	RETIREMENT ($)[2]	DEATH ($)	PERMANENT DISABILITY ($)	CHANGE OF CONTROL (NO TERMINATION) ($)	CHANGE OF CONTROL AND QUALIFYING TERMINATION ($)
M.R. Allen							
Base Salary[3]	—	—	—	—	—	—	1,547,808
AIC[3]	—	—	—	—	—	—	1,840,632
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[4]	—	—	2,544,933	2,544,933	2,544,933	2,544,933	2,544,933
Stock Options[4]	—	—	—	1,633,902	1,633,902	1,633,902	1,633,902
Health Benefits[3]	—	—	—	—	—	—	69,493
280G Cutback Amount[5]	—	—	—	—	—	—	—
TOTAL	—	—	2,544,933	4,178,835	4,178,835	4,178,835	7,636,768
R.B. Carter							
Base Salary[3]	—	—	—	—	—	—	1,943,034
AIC[3]	—	—	—	—	—	—	2,309,002
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[4]	—	—	2,544,933	2,544,933	2,330,642	2,544,933	2,544,933
Stock Options[4]	—	—	—	1,633,902	1,636,536	1,633,902	1,633,902
Health Benefits[3]	—	—	—	—	—	—	58,731
280G Cutback Amount[5]	—	—	—	—	—	—	—
TOTAL	—	—	2,544,933	4,178,835	3,967,178	4,178,835	8,489,602
M.C. Lenz							
Cash[6]	—	—	1,379,480	—	—	—	—
280G Cutback Amount[5]	—	—	—	—	—	—	—
TOTAL	—	—	1,379,480	—	—	—	—

[1] Reflects entitlements if there is a separation prior to reaching age 55.

[2] Reflects entitlements if there is a separation after reaching age 55, whether voluntary or involuntary.

[3] The MRAs with each named executive officer provide for (a) a lump–sum cash payment equal to two times his base salary plus two times his target AIC opportunity and (b) 18 months of continued coverage of medical, dental, and vision benefits.

[4] Represents the intrinsic value of the acceleration of vesting of any restricted stock or stock options that vest upon the event. For restricted stock, intrinsic value is computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2024 ($253.96), by the number of unvested shares of restricted stock held by the officer as of May 31, 2024. For stock options, intrinsic value represents the difference between the closing market price of FedEx's common stock on May 31, 2024 ($253.96) and the exercise price of each unvested option (if the exercise price was less than such market price) held by the officer as of May 31, 2024. The value of the acceleration of any equity awards under the Policy on Limitation of Severance Benefits in connection with an executive officer's retirement, or in connection with an actual change of control of FedEx, would be determined using the applicable methodology set forth in Section 280G, which amounts would be less than the intrinsic values shown in the table above.

[5] Represents the amount of payments that would be forfeited by the named executive officer to avoid being subject to any excise tax or excess payment under the Policy on Limitation of Severance Benefits, the 2019 Plan, or the MRAs, as applicable. Based upon a hypothetical analysis as of May 31, 2024, no executive officer would be required to forfeit any cash payments or reduce the number of shares of stock or amount received upon acceleration of vesting of restricted stock or stock options held as of May 31, 2024.

[6] Non-compete payment made to Mr. Lenz pursuant to the separation and release agreement. The vesting and exercise rights of Mr. Lenz's restricted stock and stock options was governed by the terms of FedEx's Stock Incentive Plans. See "Option Exercises and Stock Vested During Fiscal 2024" and "Potential Payments Upon Termination or Change of Control — Separation and Release Agreement with Michael C. Lenz" for additional information.

Pay Versus Performance

Under rules adopted by the SEC pursuant to the Dodd-Frank Act, FedEx is required to calculate and disclose information about the relationship between executive "compensation actually paid" ("CAP") and certain financial performance measures of FedEx. "Compensation actually paid," as determined pursuant to Item 402(v) of Regulation S-K adopted by the SEC, reflects adjusted values to unvested and vested equity awards during the years shown in the table based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual compensation paid for those awards. CAP generally fluctuates due to stock price changes and varying levels of projected and actual achievement of performance goals. For a discussion of how our Compensation & HR Committee assessed FedEx's performance and the performance of our Chief Executive Officer and our other named executive officers for purposes of determining pay each year, see "Executive Compensation — Compensation Discussion and Analysis" in this proxy statement and in our proxy statements for 2024, 2023, 2022, and 2021.

For further information about our compensation philosophy and the pay-for-performance nature of our executive compensation program, please see "Executive Compensation — Compensation Discussion and Analysis" beginning on page 43.

YEAR	SUMMARY COMPENSATION TABLE TOTAL ($)[1]	COMPENSATION ACTUALLY PAID TO CEO ($)[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs ($)[3]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs ($)[4]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET INCOME (IN MILLIONS) ($)[7]	ADJUSTED CONSOLIDATED OPERATING INCOME (IN MILLIONS) ($)[8]
					FEDEX TSR ($)[5]	DOW JONES TRANSPORTATION AVERAGE TSR ($)[6]		
2024	12,382,507	15,909,634	5,498,440	5,688,059	208.06	179.57	4,331	6,235
2023	13,249,823	12,796,020	6,296,043	5,689,551	174.99	159.13	3,972	4,948
2022	10,596,150	(19,560,048)	4,131,008	(1,388,125)	176.23	163.49	3,826	6,733
2021	14,325,537	88,307,582	5,783,014	16,035,779	244.15	177.82	5,231	5,857

[1] Reflects total compensation amounts for Mr. Subramaniam for fiscal 2024 and 2023 and Frederick W. Smith for fiscal 2022 and 2021 reported in the proxy statements reporting pay for the fiscal years covered in the table above.

[2] Reflects "compensation actually paid" to Mr. Subramaniam in fiscal 2024 and fiscal 2023 and Mr. Smith in fiscal 2022 and 2021, as determined in accordance with Item 402(v) of Regulation S-K for each year, adjusted in accordance with Item 402(v) of Regulation S-K as set forth in the table below. The amounts reflected for fiscal years 2021–2023 have been revised from the amounts previously reported in last year's proxy statement in order to incorporate an administrative correction in the calculation of fair value for stock and option awards. These dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Subramaniam in fiscal 2024 or 2023 or Mr. Smith in fiscal 2022 or 2021. For information regarding the decisions made by our Compensation & HR Committee relating to CEO compensation for each fiscal year, please see the "Executive Compensation — Compensation Discussion & Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

YEAR	2021	2022	2023	2024
CEO	F.W. Smith	F.W. Smith	R. Subramaniam	R. Subramaniam
SCT Total Compensation ($)	14,325,537	10,596,150	13,249,823	12,382,507
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(8,784,094)	(7,160,341)	(5,964,153)	(5,964,665)
Plus: Year End Fair Value for Stock and Option Awards Granted in the Covered Year ($)	49,787,090	4,378,639	6,029,546	7,017,566
Change in Fair Value of Outstanding Unvested Stock, and Option Awards from Prior Years ($)	32,335,923	(24,455,363)	(484,674)	1,826,533
Change in Fair Value of Stock, and Option Awards from Prior Years that Vested in the Covered Year ($)	532,670	(2,970,262)	69,188	784,265
Less: Fair Value of Stock, and Option Awards that failed to meet Vesting Conditions in the Covered Year ($)	—	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	(209,016)	(247,803)
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	110,456	51,129	105,306	111,231
Compensation Actually Paid ($)	88,307,582	(19,560,048)	12,796,020	15,909,634

Executive Compensation – Pay Versus Performance

Equity Valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 as of the end of the respective fiscal year. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Time-vested restricted stock awards grant date fair values are calculated using the stock price as of the date of grant. Adjustments have been made using the stock price as of fiscal year-end and as of each vesting date. Stock award valuations include reinvested dividends where applicable.

(3) Reflects the average total compensation amounts reported in the Summary Compensation Table for the following non-CEO named executive officers for the indicated years:

 2021: Messrs. Colleran, Subramaniam, Carter, and Lenz; Donald F. Colleran, the former President and Chief Executive Officer of Federal Express; and Alan B. Graf, Jr., our former Executive Vice President and Chief Financial Officer.

 2022: Messrs. Colleran, Subramaniam, Carter, and Lenz.

 2023: Messrs. Smith, Carter, Lenz, and Allen.

 2024: Messrs. Krishnasamy, Allen, Carter, Dietrich, and Lenz.

(4) (4) Reflects the average of the "compensation actually paid" to our non-CEO named executive officers in each of fiscal 2021, 2022, 2023, and 2024 as determined in accordance with Item 402(v) of Regulation S-K for each year, adjusted in accordance with Item 402(v) of Regulation S-K as set forth in the table below. The amounts reflected for fiscal years 2021–2023 have been revised from the amounts previously reported in last year's proxy statement in order to incorporate an administrative correction in the calculation of fair value for stock and option awards. These dollar amounts do not reflect the actual amount of compensation earned by or paid to our non-CEO named executive officers during the applicable year. For information regarding the decisions made by our Compensation & HR Committee with respect the compensation of the non-CEO named executive officers for each fiscal year, please see the "Executive Compensation —Compensation Discussion & Analysis" sections of the proxy statements reporting pay for the fiscal years covered in the table above.

YEAR	2021 AVERAGE	2022 AVERAGE	2023 AVERAGE	2024 AVERAGE
Non-CEO NEOs(3)				
SCT Total Compensation ($)	5,783,014	4,131,008	6,296,043	5,498,440
Less: Stock, and Option Award Values Reported in SCT for the Covered Year ($)	(2,457,868)	(2,061,624)	(1,670,867)	(2,300,849)
Plus: Year-End Fair Value for Stock and Option Awards Granted in the Covered Year ($)	8,632,939	1,381,663	1,685,166	2,000,364
Change in Fair Value of Outstanding Unvested Stock, and Option Awards from Prior Years ($)	3,534,655	(4,374,850)	(605,233)	437,425
Change in Fair Value of Stock, and Option Awards from Prior Years that Vested in the Covered Year ($)	250,602	(443,261)	(33,347)	294,355
Fair Value as of Vesting Date of Stock and Option Awards Granted and Vested in the Covered Year ($)	390,549	—	—	214,520
Fair Value of Stock, and Option Awards that Failed to Meet Vesting Conditions in the Covered Year ($)	(104,391)	—	—	(449,287)
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	(66,903)	(94,867)	(34,030)	(51,743)
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	73,182	73,806	51,819	44,835
Compensation Actually Paid ($)	16,035,779	(1,388,125)	5,689,551	5,688,059

Equity Valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 as of the end of the respective fiscal year. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Time-based restricted stock award grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of fiscal year-end and as of each vesting date. The aggregate change in actuarial present value of accumulated benefits under pension plans reflects the amount reported for the applicable year in the Summary Compensation Table. Stock award valuations include reinvested dividends where applicable.

(5) For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of FedEx for the measurement periods ending May 31, 2024, 2023, 2022, and 2021, respectively.

(6) For the relevant fiscal year, represents the cumulative TSR of the Dow Jones Transportation Average ("Peer Group TSR") for the measurement periods ending May 31, 2024, 2023, 2022, and 2021, respectively.

(7) Reflects "Net Income" in FedEx's audited consolidated income statements included in our Annual Reports on Form 10-K for fiscal 2024, 2023, 2022, and 2021.

(8) Company-selected measure is adjusted consolidated operating income, as used in our AIC plans. See "Executive Compensation — Compensation Discussion and Analysis — Compensation Elements" for a discussion of how adjusted consolidated operating income is used in our executive compensation program. See *Appendix C* for a reconciliation of adjusted consolidated operating income to the most directly comparable GAAP measure for fiscal 2024, 2023, and 2022. GAAP consolidated operating income was the performance measure for the fiscal 2021 AIC plan.

Relationship between Pay and Performance. Below are graphs showing the relationship of "compensation actually paid" to our Chief Executive Officer and our non-CEO named executive officers in fiscal 2021, 2022, 2023, and 2024 to (1) the TSR of FedEx and the peer group, (2) FedEx's net income, and (3) FedEx's adjusted consolidated operating income.







Compensation Actually Paid vs. Adjusted Consolidated Operating Income

■ Compensation Actually Paid to PEO
■ Average Compensation Actually Paid to Other NEOs
— Adjusted Consolidated Operating Income

Listed below are the financial and non-financial performance measures which in our assessment represent the most important financial performance measures we used to link compensation actually paid to our named executive officers, for fiscal 2024, to company performance.

› Adjusted consolidated operating income;

› Adjusted EPS;

› CapEx/Revenue;

› Relative TSR; and

› ROIC.

See "Executive Compensation — Compensation Discussion and Analysis — Compensation Elements" for a discussion of each measure and how it is used to determine compensation actually paid to FedEx's named executive officers.

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K (the "pay ratio rule"), we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. This ratio is a reasonable estimate calculated in a manner consistent with the pay ratio rule and is based on our employee and payroll records and the methodology described below. The pay ratio rule allows companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations when calculating the ratio. Our reported ratio may not be comparable to those reported by other companies due to differences in industry, business models, scope of international operations, and scale, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their ratios.

Based upon the estimates, assumptions, and methodology described herein, the fiscal 2024 annual total compensation of our CEO was $12,398,210 (including $15,703 in employer-provided health benefits not included in the Summary Compensation Table), the fiscal 2024 annual total compensation of our median employee was $42,990 (including $6,089 in employer-provided health benefits), and the ratio of these amounts was 288:1.

Considered Population

We determined our median employee as of March 1, 2024, which was within the last three months of our fiscal 2024 year as required by the pay ratio rule. As of that date, we employed 506,897 employees worldwide (other than our CEO), including full-time, part-time, seasonal, and temporary employees. As permitted by the pay ratio rule, in determining our median employee, we excluded approximately 3.5% of our total employee population as of March 1, 2024, or 17,574 employees outside of the U.S., from the following countries and territories: Antilles Francaises (10); Argentina (235); Aruba (15); Austria (386); Bahamas (29); Bahrain (98); Barbados (35); Bermuda (25); Botswana (19); British Virgin Islands (7); Bulgaria (186); Cambodia (11); Cayman Islands

(24); Colombia (320); Costa Rica (91); Curacao (14); Cyprus (70); Czech Republic (644); Denmark (420); Dominican Republic (146); Ecuador (1); Egypt (206); Estonia (71); Fiji (36); Finland (192); Greece (274); Grenada (7); Guadeloupe (10); Guam (14); Guatemala (48); Honduras (1); Hungary (366); Indonesia (791); Ireland (275); Israel (563); Jamaica (71); Jordan (12); Kenya (70); Kuwait (129); Latvia (102); Lithuania (124); Luxembourg (53); Macau (9); Malawi (15); Namibia (24); New Zealand (269); Nigeria (20); Norway (174); Oman (14); Panama (71); Peru (1); Philippines (1,243); Portugal (872); Puerto Rico (579); Romania (429); Russia (23); Saint Kitts (8); Saint Lucia (9); Saint Maarten (9); Saint Vincent (6); Saudi Arabia (91); Singapore (1,172); Slovakia (182); Slovenia (102); South Africa (770); South Korea (1,137); Swaziland (11); Sweden (766); Switzerland (1,038); Trinidad and Tobago (46); Turks and Caicos Islands (6); Turkey (799); Ukraine (167); United Arab Emirates (995); United States Virgin Islands (18); Uruguay (37); Venezuela (14); Vietnam (169); and Zambia (78). As a result, an aggregate employee population of 489,323 was considered (the "considered population") in determining our median employee in fiscal 2024.

Identifying our Median Employee

We selected annual taxable wages as the consistently applied compensation measure used to identify our median employee, which is a permissible approach even though this definition is defined differently across jurisdictions. For employees outside the U.S., we applied a reasonable estimate to determine taxable wages by consistently adjusting each non-U.S. employee's annual pay rate upward to include additional elements of taxable compensation. From the considered population, we used statistical sampling to collect additional data for a group of employees (the "median population") who were paid within a range of 10% above or below what we estimated to be our median taxable wage amount. We reviewed recent historical taxable wage data of the median population and selected employees within the median population with consistent taxable wages over the three previous years. We calculated fiscal 2024 total compensation for each of the selected employees using the methodology for calculating our CEO's fiscal 2024 total compensation as set forth in the Summary Compensation Table of our 2024 proxy statement. We then identified an employee from this group, who was reasonably representative of our workforce and whose wage was a reasonable estimate of the median wage at our organization as the median employee.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 2010 Omnibus Stock Incentive Plan, as amended, and the 2019 Plan (the "stock plans"). Although options were still outstanding under the 2010 Omnibus Stock Incentive Plan as of May 31, 2024, no shares are available under this plan for future grants.

Equity Compensation Plans Not Approved by Stockholders

In connection with its acquisition of Caliber System, Inc. ("Caliber") in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2024, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

PLAN CATEGORY	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SHARES REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved by stockholders	13,457,990[1]	$210.35	12,718,700[2]
Equity compensation plans not approved by stockholders	291[3]	N/A	—
Total	13,458,281	$210.35	12,718,700[2]

[1] Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock plans. This number does not include 400 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber.

[2] Shares available for equity grants under the 2019 Plan (no more than 751,017 of the shares available under the 2019 Plan may be used for full-value awards).

[3] Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

AUDIT MATTERS

> **Proposal 3**
> Ratification of the Appointment of the
> Independent Registered Public Accounting Firm

Vote Required for Ratification

The Audit and Finance Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2025. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit and Finance Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

Your Board of Directors recommends that you vote "FOR" this proposal.

Appointment of Independent Registered Public Accounting Firm

Ernst & Young audited FedEx's annual financial statements for the fiscal year ended May 31, 2024, and FedEx's internal control over financial reporting as of May 31, 2024. The Audit and Finance Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2025.

Ernst & Young has been FedEx's external auditor continuously since 2002. The members of the Audit and Finance Committee and the Board of Directors believe that the continued retention of Ernst & Young to serve as FedEx's independent registered public accounting firm is in the best interests of the company and our stockholders.

The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will attend the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, including the audit fee negotiations associated with the retention of the firm. Additionally, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit and Finance Committee and its chairperson are directly involved in the selection of any new lead engagement partner. To help ensure the independence of the independent registered public accounting firm, the Audit and Finance Committee has adopted two policies: the Policy on Engagement of Independent Auditor and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit and Finance Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit and Finance Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is reported at the next Audit and Finance Committee meeting.

The Audit and Finance Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax, and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit and Finance Committee. The Audit and Finance Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit and Finance Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit and Finance Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $50,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit and Finance Committee or by an officer of FedEx authorized by the Audit and Finance Committee to sign on behalf of FedEx.

The Audit and Finance Committee will not approve or pre-concur any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit and Finance Committee's opinion, the independence of the independent registered public accounting firm.

In addition, the policy provides that FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit and Finance Committee member, or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm, or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer must preapprove any hire who was employed during the preceding three years by the independent registered public accounting firm, and report at least annually all such hires to the Audit and Finance Committee.

Report of the Audit and Finance Committee of the Board of Directors

The Audit and Finance Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit and Finance Committee's responsibilities are more fully described in its charter, which is available on the Investor Relations page of the FedEx website at **investors.fedex.com/esg/board-of-directors/committee-charters/audit-committee-charter**.

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2024, including a discussion of, among other things:

› The acceptability and quality of the accounting principles;

› The reasonableness of significant accounting judgments and critical accounting policies and estimates;

› The clarity of disclosures in the financial statements; and

› The adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures, and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit and Finance Committee also reviewed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2024.

The Audit and Finance Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2024, the firm's judgments as to the acceptability and quality of FedEx's accounting principles, and such other matters as are required to be discussed with the Audit and Finance Committee by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit and Finance Committee also reviewed and discussed with the independent registered public accounting firm its audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit and Finance Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit and Finance Committee concerning independence and discussed with the independent registered public accounting firm the firm's independence.

The Audit and Finance Committee discussed with FedEx's senior internal audit executive and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit and Finance Committee meets with the senior internal audit executive and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls, and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 15, 2024 with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2024, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit and Finance Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2024, for filing with the SEC.

Audit and Finance Committee Members



R. BRAD MARTIN
Chairman



MARVIN R. ELLISON



AMY B. LANE



FREDERICK P. PERPALL



JOSHUA COOPER RAMO

Audit and Non-Audit Fees

The following table sets forth fees for services Ernst & Young provided to FedEx during fiscal 2024 and 2023, which were preapproved by FedEx's Audit and Finance Committee in accordance with the Policy on Engagement of Independent Auditor (discussed above):

	2024	2023
Audit	$33,516,000	$32,617,000
Audit-related fees	2,301,000	1,704,000
Tax fees	4,461,000	5,188,000
All other fees	72,000	6,000
Total	$40,350,000	$39,515,000

› **Audit Fees.** Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements, and audit services provided in connection with other statutory or regulatory filings.

› **Audit-Related Fees.** Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2024 were primarily for, and the fees for fiscal 2023 were for, benefit plan audits, international accounting and reporting compliance, and system and organization controls (SOC) assessments and reports.

› **Tax Fees.** Represents fees for professional services provided primarily for international tax compliance and domestic and international tax advisory services. Tax compliance and preparation fees totaled $3,277,000 and $3,530,000 in fiscal 2024 and 2023, respectively.

› **All Other Fees.** Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2024 and fiscal 2023 were for technical accounting and reporting resources.

FedEx's Audit and Finance Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

CHARTER AMENDMENTS

❯ **Proposal 4**

Approval of an Amendment to the Third Amended and Restated Certificate of Incorporation of FedEx Corporation to Limit Liability of Certain Officers as Permitted by Law

Article THIRTEENTH of FedEx's Third Amended and Restated Certificate of Incorporation (the "FedEx Charter") currently contains a provision eliminating the personal liability of our directors for monetary damages for breach of fiduciary duty as a director consistent with the Delaware General Corporation Law (the "DGCL"). Delaware recently amended Section 102(b)(7) of the DGCL to allow a Delaware corporation to include a similar provision in its certificate of incorporation eliminating the personal liability of certain officers for monetary damages for breach of fiduciary duty as an officer in certain circumstances.

The Board of Directors seeks approval from FedEx's stockholders to amend the FedEx Charter to provide for such officer exculpation (the "FedEx Charter Amendment"). The FedEx Charter Amendment would amend Article THIRTEENTH of the FedEx Charter to read in its entirety as follows (additions are indicated by double underlining and deletions are indicated by strike-outs):

> "ARTICLE THIRTEENTH: No Director or Officer shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director or Officer, respectively, to the fullest extent permitted under applicable law, provided that this ARTICLE THIRTEENTH shall not eliminate or limit the liability of: (i) a Director (i)or Officer for any breach of the Director's or Officer's duty of loyalty to the Corporation or its stockholders, (ii) a Director or Officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a Director under Section 174 of Title 8 of the Delaware Code or any amendment or successor provision thereto, or (iv) a Director or Officer for any transaction from which the Director or Officer derived an improper personal benefit, or (v) an Officer in any action by or in the right of the Corporation. This ARTICLE THIRTEENTH shall not eliminate or limit the liability of a Director or Officer for any act or omission occurring prior to the date when this ARTICLE THIRTEENTH becomes effective. Neither the amendment nor repeal of this ARTICLE THIRTEENTH, nor the adoption of any provision of the Amended and Restated Certificate of Incorporation inconsistent with this ARTICLE THIRTEENTH, shall eliminate or reduce the effect of this ARTICLE THIRTEENTH with respect to any matter occurring, or any cause of action, suit or claim that, but for this ARTICLE THIRTEENTH, would accrue or arise prior to such amendment, repeal or adoption of an inconsistent provision. All references in this ARTICLE THIRTEENTH to an "Officer" shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term "officer" as defined in Section 102(b)(7) of Title 8 of the Delaware Code."

A complete copy of the FedEx Charter Amendment is attached as *Appendix D*.

Vote Required for Approval

Under the DGCL, the approval of the FedEx Charter Amendment requires the affirmative vote of the holders of a majority of the outstanding common stock of FedEx entitled to vote on this matter at the annual meeting.

Your Board of Directors recommends that you vote "FOR" this proposal.

Charter Amendments – Reasons for the Amendment

In conjunction with its regular review of corporate governance matters, the Board of Directors desires to amend the FedEx Charter to eliminate the personal liability of certain of our officers for monetary damages for breach of fiduciary duty as an officer to the fullest extent permitted by the DGCL. In considering the FedEx Charter Amendment, the Board of Directors considered the narrow class and type of claims for which officers are permitted to be exculpated from personal liability, which is more limited than the protection currently permitted for our directors. Consistent with the DGCL amendments, the FedEx Charter Amendment would only provide exculpation for direct claims brought by stockholders, including class actions, for breaches of the duty of care. Like the provision currently in place that limits the personal liability of directors, the FedEx Charter Amendment does not permit the elimination of liability of officers for:

› Any breach of the duty of loyalty to FedEx or its stockholders;

› Any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or

› Any transaction from which the officer derived an improper personal benefit.

Additionally, the FedEx Charter Amendment does not permit the limitation of liability of officers in any derivative action.

The Board of Directors believes that the FedEx Charter Amendment will limit concerns about personal liability, which will empower officers to best exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability. The nature of the role of officers often requires them to make difficult judgments and decisions on important and complex matters on a time-sensitive basis, which can create the risk of investigations, claims, actions, suits, or proceedings seeking to impose personal liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. The Board of Directors believes the FedEx Charter Amendment better aligns the protections available to our officers with those currently available to our directors and that it would discourage plaintiff's attorneys from adding officers to direct claims relating to breaches of the duty of care, which can lead to increased litigation and insurance costs. The exculpation provisions available to our directors are not affected by the FedEx Charter Amendment.

In addition, the Board of Directors believes it is important to protect our officers to the fullest extent permitted by the DGCL to continue to attract and retain experienced and highly qualified officers. Other corporations that are organized in Delaware have adopted and will likely continue to adopt amendments to their certificates of incorporation that limit the personal liability of officers. Additionally, the corporate laws of several other states permit corporations to exculpate officers in a similar manner to the DGCL. Our failure to adopt the FedEx Charter Amendment could impact the company's ability to recruit and retain experienced and highly qualified officers.

The Board of Directors has approved and declared advisable the FedEx Charter Amendment in accordance with the DGCL. If the proposal is approved, FedEx expects to file a Certificate of Amendment to the FedEx Charter with the Secretary of State of the State of Delaware to be effective promptly following the annual meeting. If adopted, the FedEx Charter Amendment would not eliminate the liability of officers for any act or omission occurring prior to the date on which it becomes effective. The Board of Directors retains the discretion to abandon, and not implement, the FedEx Charter Amendment at any time before it becomes effective, even if it is approved by FedEx stockholders.

Proposal 5

Approval of an Amendment to the Third Restated Certificate of Incorporation of Federal Express Corporation to Remove the "Pass-Through Voting" Provision

On October 2, 1997, FedEx was incorporated in Delaware to serve as the parent holding company and provide strategic direction to the FedEx portfolio of companies. On January 27, 1998, as part of a series of transactions relating to FedEx's acquisition of Caliber System, Inc., Federal Express implemented a holding company reorganization pursuant to Section 251(g) of the DGCL through which FedEx became a public holding company and Federal Express became a wholly owned subsidiary of FedEx (the "Holding Company Reorganization").

As required by Section 251(g) of the DGCL, in connection with the Holding Company Reorganization, Federal Express's Third Restated Certificate of Incorporation (the "Federal Express Charter") was amended to provide that any act or transaction by or involving Federal Express (other than the election or removal of directors) that requires the approval of FedEx, as Federal Express's sole stockholder, shall also require the approval of FedEx's stockholders (the "Pass-Through Voting Provision"). Accordingly, the Pass-Through Voting Provision gives FedEx's stockholders direct voting rights with respect to matters affecting Federal Express, FedEx's wholly owned subsidiary, rather than only requiring the approval of FedEx, as sole stockholder. No such approval has ever been sought from the FedEx stockholders with respect to Federal Express.

This Pass-Through Voting Provision is highly unusual for the wholly owned subsidiary of a public company. Absent an express provision like the Pass-Through Voting Provision, there is no general requirement under the DGCL that stockholders of a parent entity be given the right to vote on charter amendments of, or transactions involving, the parent entity's wholly owned subsidiaries.

The Board of Directors seeks approval from FedEx's stockholders to amend the Federal Express Charter to remove the Pass-Through Voting Provision (the "Federal Express Charter Amendment"). Among other things, the elimination of the Pass-Through Voting Provision would allow FedEx, as Federal Express's sole stockholder, to approve certain corporate actions relating to Federal Express without the additional approval of FedEx's stockholders. The Pass-Through Voting Provision, which will be removed from the Federal Express Charter if the Federal Express Charter Amendment is approved, reads as follows:

> "ARTICLE FOURTEENTH: Any act or transaction by or involving the Corporation that requires for its adoption under Chapter 251 of the General Corporation Law of the State of Delaware or this Certificate of Incorporation the approval of the stockholders of the Corporation shall, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of FDX Corporation (or any successor by merger), by the same vote as is required by Chapter 251 of the General Corporation Law of the State of Delaware and/or by this Certificate of Incorporation."

A complete copy of the Federal Express Charter Amendment is attached as *Appendix E*.

Vote Required for Approval

Under the DGCL and the Federal Express Charter, the approval of the Federal Express Charter Amendment requires the affirmative vote of the holders of a majority of the outstanding common stock of FedEx entitled to vote on this matter at the annual meeting.

Your Board of Directors recommends that you vote "FOR" this proposal.

Charter Amendments – Reasons for the Amendment

The removal of the Pass-Through Voting Provision will put FedEx in the same position as most other public holding companies that operate through multiple subsidiaries. It is uncommon for the stockholders of such public holding companies to have direct voting rights as to matters that affect only subsidiaries of the holding company. By removing this requirement, FedEx will gain the flexibility and efficiency currently realized by most other companies that operate under similar structures.

Under Delaware law, certain acts, such as a change in domicile, the conversion of a wholly owned subsidiary from a corporation into a limited liability company, certain mergers involving a wholly owned subsidiary, or an amendment to the certificate of incorporation of the subsidiary would require the approval of the parent corporation as the sole stockholder of the subsidiary but would not normally require a vote of the stockholders of the parent corporation. However, if the Pass-Through Voting Provision were to be retained in the Federal Express Charter, then such acts would continue to require the approval of the FedEx stockholders.

Obtaining the approval of the stockholders of a public corporation would significantly delay Federal Express's ability to complete certain routine actions and increase their costs, including through scheduling a vote, whether at a regular annual meeting or at a special meeting, of FedEx's stockholders. Especially in light of our ongoing DRIVE transformation, one FedEx consolidation, and announced assessment of the role of FedEx Freight in the company's portfolio structure, it is imperative to avoid such delays and costs if it is determined that Federal Express needs to effect certain acts or transactions. Accordingly, to provide maximum flexibility and efficiency to FedEx to structure and operate Federal Express for the benefit of FedEx's stockholders, FedEx proposes to remove the Pass-Through Voting Provision from the Federal Express Charter. Following the removal of the Pass-Through Voting Provision from the Federal Express Charter, FedEx stockholders would continue to have the voting rights typically provided to stockholders of a public holding company under Delaware law.

Removing the Pass-Through Voting Provision from the Federal Express Charter would have no effect on the right of FedEx's stockholders to vote on matters relating to FedEx, such as a merger or consolidation of FedEx, a sale of all or substantially all of FedEx's assets, amendments to FedEx's certificate of incorporation, or any other acts or transactions requiring the approval of FedEx's stockholders under applicable law. If the Federal Express Charter Amendment is approved by FedEx's stockholders and effected, then the Pass-Through Voting Provision will be eliminated and Federal Express would no longer be required to undertake the burdensome step of obtaining the additional approval of the FedEx stockholders for acts or transactions by or involving Federal Express as is currently required by the Pass-Through Voting Provision.

The respective boards of directors of Federal Express and FedEx, as its sole stockholder, have approved and declared advisable the Federal Express Charter Amendment in accordance with the DGCL. If the proposal is approved, Federal Express expects to file a Certificate of Amendment to the Federal Express Charter with the Secretary of State of the State of Delaware to be effective promptly following the annual meeting. The respective boards of directors of Federal Express and FedEx retain the discretion to abandon, and not implement, the Federal Express Charter Amendment at any time before it becomes effective, even if it is approved by FedEx stockholders.

FedEx®

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director, each named executive officer included in the Summary Compensation Table, and all directors and executive officers as a group, as of July 29, 2024 (unless otherwise noted below). The table also includes information about stock options, restricted stock, and RSUs granted to our directors and executive officers. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

| NAME OF BENEFICIAL OWNER | COMMON STOCK BENEFICIALLY OWNED | | | |
	SHARES	RSUs[1]	OPTION SHARES[2]	PERCENT OF CLASS[3]
Silvia Davila	212	596	0	*
Marvin R. Ellison	6,210	755	28,877	*
Stephen E. Gorman	1,258	755	4,727	*
Susan Patricia Griffith	4,561[4]	755	19,615	*
Amy B. Lane	2,559	755	5,567	*
R. Brad Martin	72,264[5]	755	28,877	*
Nancy A. Norton	0	755	4,727	*
Frederick P. Perpall	1,445	755	6,179	*
Joshua Cooper Ramo	5,025	755	28,877	*
Susan C. Schwab	7,120	755	25,267	*
Frederick W. Smith	19,552,569[6]	—	1,091,851	8.39%
David P. Steiner	34,438	755	28,877	*
Rajesh Subramaniam	106,228[7]	—	209,442	*
Paul S. Walsh	14,000	755	28,877	*
Sriram Krishnasamy	12,246	—	14,946	*
Mark R. Allen	35,370[8]	—	35,246	*
Robert B. Carter	62,830[9]	—	127,561	*
John W. Dietrich	8,067	—	4,172	*
Michael C. Lenz[10]	5,982	—	41,928	*
All directors and executive officers as a group (21 persons)[11]	20,074,423[12]	8,901	1,809,450	8.87%

* Less than 1% of FedEx's outstanding common stock.

[1] Numbers shown are rounded to the nearest whole share. Includes 10 RSUs accrued as dividend equivalent rights for each of Messrs. Ellison, Gorman, Martin, Perpall, Ramo, Steiner, and Walsh; Mses. Griffith and Lane; Vice Admiral Norton; and Ambassador Schwab and five RSUs accrued as dividend equivalent rights for Ms. Davila.

[2] Reflects the number of shares that can be acquired at July 29, 2024, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

[3] Based on 244,962,665 shares outstanding on July 29, 2024.

[4] Includes 1,000 shares owned by Susan P. Griffith Living Trust.

[5] Includes 7,250 shares owned by R. Brad Martin Family Foundation, 55,000 shares held through grantor retained annuity trusts, 2,250 shares in children's trusts, and 2,100 shares owned by Mr. Martin's spouse.

[6] Includes 14,505,844 shares owned by Mr. Smith (as of July 29, 2024, 1,940,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (as of July 29, 2024, 200,000 of such shares have been pledged as security by Enterprise), 902,018 shares held through grantor retained annuity trusts, and 736 shares owned by Mr. Smith's spouse. Regions Bank, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock, and Mr. Smith owns 45% directly. Includes 2,691 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(7) Includes 43,032 shares owned by a family trust.

(8) Includes 405 shares held in FedEx's retirement savings plan.

(9) Includes 2,946 shares owned by Mr. Carter's spouse.

(10) Ownership information for Mr. Lenz is as of June 14, 2024.

(11) Does not include Mr. Carter as he is not an executive officer as of the record date.

(12) Includes the shares reflected in footnotes 4-8 above and 63,303 shares held in trusts.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS[1]
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	18,805,955[2]	7.68%
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	15,498,779[3]	6.33%
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	13,572,703[4]	5.54%
PRIMECAP Management Company 177 East Colorado Boulevard, 11th Floor Pasadena, California 91105	12,902,957[5]	5.27%

(1) The ownership percentages set forth in this column are based on the assumption that each of the significant stockholders continued to own the number of shares reflected in the table above as of July 29, 2024.

(2) Based solely upon a Schedule 13G/A filed with the SEC on February 13, 2024, and reporting beneficial ownership as of December 31, 2023, The Vanguard Group, Inc., a registered investment advisor, had sole voting power over no shares, shared voting power over 304,587 shares, sole dispositive power over 17,811,810 shares, and shared dispositive power over 994,145 shares. The 13G/A indicates that all shares reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

(3) Based solely upon a Schedule 13G/A filed with the SEC on January 29, 2024, and reporting beneficial ownership as of December 31, 2023, BlackRock, Inc. is the parent holding company of certain institutional investment managers, which collectively had sole voting power over 13,928,548 shares, shared voting power over no shares, and sole dispositive power over all 15,498,779 shares. The 13G/A indicates that all shares reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

(4) Based solely upon a Schedule 13G/A filed with the SEC on February 13, 2024, and reporting beneficial ownership as of December 31, 2023, Dodge & Cox, a registered investment advisor, had sole voting power over 12,756,149 shares, shared voting power over no shares, and sole dispositive power over all 13,572,703 shares. The 13G/A indicates that all shares reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

(5) Based solely upon a Schedule 13G/A filed with the SEC on February 12, 2024, and reporting beneficial ownership as of December 31, 2023, PRIMECAP Management Company, a registered investment advisor, had sole voting power over 12,649,984 shares, shared voting power over no shares, and sole dispositive power over all 12,902,957 shares. The 13G/A indicates that all shares reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

STOCKHOLDER PROPOSALS

> **Proposal 6**
> Just Transition Report

✕ **Your Board of Directors recommends that you vote "AGAINST" this proposal.**

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner for at least three years of shares of FedEx common stock having a value of at least $2,000, intends to present the following proposal for consideration at the annual meeting:

"**RESOLVED:** Shareholders request the Board of Directors prepare a report disclosing how FedEx Corp., is addressing the impact of its climate change strategy on relevant stakeholders, including but not limited to its employees, workers in its supply chain, and communities in which it operates, consistent with the "Just Transition" guidelines of the International Labor Organization and indicators of the World Benchmarking Alliance. The report should be prepared at reasonable cost, omit proprietary information, and be available to investors.

SUPPORTING STATEMENT: At the 2021 UN Climate Change Conference, the United States and other governments agreed to the Just Transition Declaration, which aligns with the "Just Transition" guidelines in the International Labor Organization's Guidelines for a just transition towards environmentally sustainable economies and societies for all. The latter states an environmentally sustainable future requires "anticipating impacts on employment, adequate and sustainable social protection for job losses and displacement, skills development and social dialogue." (See: https://www.ilo.org/wcmsp5/groups/public/@ ed_emp/@emp_ent/documents/publication/wcms_432859.pdf) Those guidelines emphasize the "pivotal role" of employers "in bringing about social, economic and environmental sustainability with decent work and social inclusion."

The World Benchmarking Alliance's indicators include discrete, time-based indicators, including those tied to developing a just transition plan through consultation with affected stakeholders; mitigating the negative social impacts of the carbon transition on workers and communities; establishing a clear process for identifying job dislocation risks for workers and communities; and developing plans to retain and reskill workers for an inclusive workforce. (See: https://assets.worldbenchmarkingalliance.org/ app/uploads/2021/07/Just-Transition-Methodology.pdf)

In 2021, FedEx announced its goal of becoming carbon-neutral across its operations by 2040. This is laudable; however, FedEx fails to disclose how this will be achieved in a manner consistent with a just transition, despite the potentially profound impact on employees and communities. A 2022 study by the World Benchmarking Alliance scored FedEx at just 1.9/20 for its just transition indicator disclosure and called on the company to increase reporting. (See: https://www.worldbenchmarkingalliance. org/publication/transport/companies/fedex/) The report, which evaluated 100 transport companies, warned that the sector's lack of preparation for a just transition "plac[es] a workforce of around 10 million people at risk."

The need for FedEx to develop and disclose a just transition strategy is clear from the role afforded to automation in its carbon reduction plan, even though such technologies risk displacing or down skilling workers. FedEx's efforts include exploring and developing autonomous delivery and linehaul vehicle technologies.

Additionally, route and network efficiency initiatives, such as the recently announced "one FedEx and Network 2.0 efforts" — touted by the company for their ability, among other things, to reduce emissions — could have a profound impact on employment.

With route efficiency and automation playing a key role in FedEx's climate-strategy, there is an urgent need for the company to develop a just transition plan to ensure its actions are fair and equitable to affected workers and communities."

Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Why We Recommend You Vote Against This Proposal:

› We acknowledge the strategic risks climate change poses and already provide ample information regarding how FedEx is addressing the impact of its climate change strategy on relevant internal and external stakeholders in our annual ESG Reports and other communications and disclosures.

› As we work toward our carbon-neutral operations goal and continue to execute our business and operational strategies, we are also committed to the growth and evolution of the employees, communities, and other stakeholders that support FedEx.

› We are dedicated to nurturing the growth and career development of our team members and implement a range of programs and initiatives across our global operations to foster an environment of continuous learning.

› Additionally, we are committed to working with external stakeholders to create a more sustainable future throughout our value chain and in the communities where we operate.

› As discussed in more detail under "Corporate Governance Matters – The Board's Role and Responsibilities – Board Oversight of Sustainability and Corporate Social Responsibility Matters," effective oversight of our sustainability efforts and disclosures and human resource management initiatives is provided by the FedEx Board of Directors and its committees.

We recognize the impact climate change could have on our business and stakeholders and already provide comprehensive and detailed sustainability disclosures. FedEx has reported on our environmental and social impact since 2009 (starting with fiscal 2008) and remains steadfast in transparently sharing our progress in these areas. We identify and evaluate climate-related physical and transition risks through our enterprise risk management process and align our assessment and reporting approach with the recommendations of the Sustainability Accounting Standards Board and the Task Force on Climate-Related Financial Disclosures. Additionally, we respond annually to the CDP Climate Change questionnaire, where we provide a more detailed discussion of our climate change risks and opportunities.

Our carbon-neutral operations goal and overall climate change strategy present a great opportunity for value creation for our stakeholders. We expect the solutions we are innovating will create ongoing employment opportunities, contribute to our customers' environmental performance, and elevate standards of living in the communities where we operate. Still, we recognize potential challenges along our journey and with the larger transition to a low-carbon economy. To prepare for the transition to cleaner energy, we work to identify fair and equitable approaches that benefit our team members and the communities where we operate. Our 2024 ESG Report includes information regarding how FedEx is contributing to a just transition for our employees and other stakeholders. Our 2024 ESG Report and other sustainability disclosures can be found at fedex.com/en-us/sustainability.html.

We have implemented strategies to develop our workforce to have the skills to meet the needs of our evolving business. At FedEx, our greatest asset is our people, and we are committed to helping our team members grow and further develop their careers. We communicate with our employees regarding changes in our business related to the transition to cleaner energy, including our carbon-neutral operations goal. Additionally, we work to equitably support our team members through a comprehensive benefits package and prepare our workforce with the skills needed to operate in a lower-emissions world, such as training offered by the company on driving electric vehicles. Our suite of learning and development opportunities is designed to enhance team member engagement, improve retention, and strengthen our employee value proposition. Team members can access the FedEx Learning Center, a vast library of nearly 16,000 online courses that deliver an efficient and convenient learning experience.

To align with emerging trends, we adapt our learning frameworks to cover existing competencies and any future capabilities we may need in our workforce. Where the existing talent pool may not possess the full skills and capabilities our business needs, we support upskilling and development programs. For example, the FedEx Freight Driver Development program provides team members with the confidence and skills necessary to become professional tractor-trailer drivers, and 75 drivers were employed from this program in fiscal 2023. Similarly, the company hosts apprentice programs that provide participants with hands-on experience to maintain and repair our vehicle fleet. We also incentivize transfers where appropriate to load-level our capacity and prevent overstaffing at certain locations.

Additionally, in fiscal 2023 we provided over $44 million in tuition assistance supporting nearly 13,000 FedEx team members. The Learning inspired by FedEx (LiFE) program, a collaborative initiative between the company and the University of Memphis, offers tuition-free, fully online degree options spanning 30 associate's and bachelor's programs to eligible FedEx employees.

We are proud that FedEx is consistently recognized as one of the world's best places to work. For example, FedEx was named one of "America's Best Large Employers" by *Forbes* in 2023. For additional information regarding career development at FedEx, see our 2024 ESG Report.

We are committed to working with stakeholders throughout the value chain and in the communities we serve so that everyone can share the benefits of a more sustainable future. We believe that thoughtful stakeholder engagement is important, and we have a long history of such engagement. Our 2024 ESG Report includes additional information on how we effectively engage with our team members, suppliers, governments, and other key stakeholders. Our team members' feedback is integral to constructive engagement and our human resource management approach and strategy. We provide a range of avenues for engagement, including annual surveys, employee networks, and direct channels for feedback. These grant us deeper insight into employee concerns and expectations and inform our future strategies.

We work closely with our suppliers and collaborate with internal stakeholders to advance our ESG goals throughout the value chain. Additionally, for many years, we have engaged with regulators and associations to advocate on many policy issues, including sustainability. As we implement Network 2.0 and progress towards our goal of carbon-neutral operations globally by 2040, we understand there will be potential opportunities and challenges, and are committed to working with all of our stakeholders on this journey.

In 2023, we published the FedEx Supplier Code of Conduct, which outlines the specific expectations and guidelines that FedEx has for its suppliers. We expect all suppliers to commit to the principles and standards included in the Supplier Code of Conduct, encompassing a wide range of subjects, such as workplace health, safety, and security; human rights and the prevention of human trafficking; equal opportunity and anti-harassment; and environment and sustainability.

FedEx continues to explore renewable energy opportunities that benefit local communities where we live and work, in addition to helping reduce our emissions. For example, we provided grant funding to Third Derivative, a climate tech accelerator program, in support of innovative and equitable transportation infrastructure solutions at scale. We also participate in the TPG Rise Climate fund, one of the world's largest private equity funds dedicated to investing and scaling climate solutions around the world. In 2021, FedEx committed $100 million to help establish the Yale Center for Natural Carbon Capture. With research being shared broadly, the global community, beyond FedEx and aviation, will benefit from Yale's research. Additionally, FedEx operates a one-megawatt community solar system in Washington, D.C. and allocates a portion of the electricity bill credits generated by the solar installation to the local nonprofit SOME (So Others Might Eat), which provides services to individuals experiencing poverty and homelessness in the district. For additional information regarding how we invest in communities around the world, see our 2024 ESG Report and 2023 Global Economic Impact Report, which can be found at *economicimpact.fedex.com*.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.



Proposal 7
Shareholder Input on Bylaw Amendments

Your Board of Directors recommends that you vote "AGAINST" this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner for at least three years of shares of FedEx common stock having a value of at least $2,000, intends to present the following proposal for consideration at the annual meeting:

"Proposal 7 – Shareholder Input on Bylaw Amendments

FOR | ***Shareholder Rights***

Shareholders request the Board of Directors amend the Company Governing Documents to provide for shareholders to vote on Board of Directors amendments to the bylaws that currently do not require a shareholder vote. Amendments to the bylaws may still take effect upon approval by the Board of Directors, and will remain in effect even if not approved by shareholders. A shareholder vote shall occur at the next regular or special meeting of shareholders after the Board of Directors approves the amendment.

The advantage of this proposal is that the Board of Directors will thus tend to be more reluctant to adopt bylaw amendments that reduce the rights of shareholders.

The Board of Directors can continue to propose, draft, and approve any bylaw amendments it wishes. And such amendments can become effective immediately. Amendments merely need to be subject to a shareholder vote at the next annual or special shareholder meeting.

This proposal is like the say on pay vote. If shareholders give less than majority support for executive pay the directors still get paid but such a vote of rejection can lead to reforms in executive pay amounts and incentives.

Please vote yes:
Shareholder Input on Bylaw Amendments – Proposal 7"

Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Why We Recommend You Vote Against This Proposal:

› Delaware law already provides FedEx stockholders with the ability to amend the Bylaws, independent of the Board. Consistent with the practice of the vast majority of similarly situated public companies, FedEx has also provided the Board with the ability to amend the Bylaws. The Board is required to act in accordance with its fiduciary duties when considering such amendments.

› FedEx's Board, which is composed of independent, active, and effective directors, is committed to achieving and maintaining high standards of corporate governance. In considering possible modifications to our corporate governance policies and practices, our Board focuses on those changes that are in the best interests of our company and our stockholders.

› FedEx's Board does not have a track record of adopting amendments to the Bylaws that compromise the rights of our stockholders.

› Through its robust and continuous stockholder engagement program, FedEx actively seeks feedback from its stockholders, and this feedback is considered by the Board when considering amendments to the Bylaws.

› Our Bylaws and other corporate governance policies reflect sound and effective corporate governance principles and ensure that our Board is held accountable.

› Requiring that all Bylaw amendments adopted by the Board, the vast majority of which have traditionally been minor and technical in nature and responsive to legal and regulatory changes, be subject to a subsequent non-binding stockholder vote would impose an unnecessary administrative burden and expense on the company.

Delaware law provides our stockholders with the unfettered ability to amend our Bylaws. Under Delaware law, FedEx stockholders have the power to adopt, amend, or repeal the company's Bylaws, which may not be limited by the Board. Additionally, as noted below, stockholders also have the ability to hold the Board accountable if the Board adopts a Bylaw amendment that raises stockholder concern, including through majority voting in uncontested director elections and the use of Bylaw provisions previously adopted by the Board such as proxy access. Under Delaware law, a Delaware corporation may confer the power to adopt, amend, or repeal bylaws upon the board of directors. We believe that almost all large publicly traded corporations incorporated in Delaware grant the right to amend bylaws to their directors, and FedEx has provided its Board this power. In considering and implementing amendments to the Bylaws, the Board, however, must act in a manner consistent with its fiduciary duties of care and loyalty owed to the company and our stockholders.

Recent Board amendments to the Bylaws have not adversely affected the rights and interests of our stockholders. The proposal seeks to make the Board more reluctant to adopt Bylaw amendments that reduce the rights of stockholders. However, the FedEx Board does not have a history of adopting such Bylaw amendments. The Bylaw amendments adopted by FedEx's Board over the last ten years, which are discussed in greater detail in Current Reports on Form 8-K filed by FedEx with the SEC, have largely consisted of clarifying and administrative changes and updates to reflect changes to Delaware law and other applicable rules and regulations (including the SEC's adoption of universal proxy rules). Additionally, other than amendments adopted in June 2022 to reflect changes to the Board's leadership structure, all such Bylaw amendments have been made in connection with the Board's regular review of corporate governance matters. Notably, in March 2016 following consultation with many of our largest institutional stockholders, the Board amended the Bylaws to implement proxy access. Other than clarifying and administrative changes, the proxy access Bylaw provision has not been subsequently amended.

FedEx engages regularly with our stockholders. We believe that thoughtful stockholder engagement is important, and we have a long history of such engagement. Through our active stockholder engagement program, which is discussed in more detail under "Corporate Governance Matters – The Board's Role and Responsibilities – Stockholder Engagement" on page 30, stockholders have meaningful opportunities to provide feedback on corporate governance and other topics. The Board carefully considers this feedback when adopting corporate governance enhancements, including changes to the Bylaws. In recent engagement, FedEx stockholders and other stakeholders have not identified the proposal's request as an issue that the Board should consider, much less focus on.

Our corporate governance policies ensure that the Board of Directors is held accountable. The Board is accountable to FedEx's stockholders through the stockholder rights that are embedded in our governing documents. For example:

› Our Bylaws provide stockholders a meaningful proxy access right;

› All directors are elected annually;

› Our Bylaws require that we use a majority-voting standard in uncontested director elections and include a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders;

> › All supermajority stockholder voting requirements in our Certificate of Incorporation and Bylaws have been eliminated;
> › Our Bylaws require stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill; and
> › Stockholders are allowed to call a special stockholders' meeting, subject to the conditions set forth in our Bylaws.

We believe that our existing corporate governance policies provide the appropriate balance between ensuring Board accountability to stockholders and enabling the Board to effectively oversee FedEx's business and affairs for the long-term benefit of stockholders.

Requiring subsequent non-binding stockholder approval of all Board-adopted Bylaw amendments would impose an unnecessary administrative burden and expense on FedEx. As mentioned above, the Board regularly evaluates the Bylaws in connection with its review of corporate governance matters. The Board routinely adopts amendments to the Bylaws, which have recently consisted largely of clarifying and administrative changes and updates to reflect changes in Delaware law and applicable rules and regulations. Requiring that each such amendment be submitted to a subsequent non-binding stockholder vote at the next annual or special stockholder meeting would impose a recurring administrative burden and expense on the company with no corresponding benefit to our stockholders.

For these reasons, this proposal is unnecessary and not in the best interests of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

> **Proposal 8**
> ## Climate Lobbying Alignment with Company's Carbon Neutral Goals

---

✕ **Your Board of Directors recommends that you vote "AGAINST" this proposal.**

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that United Church Funds, 475 Riverside Drive, Suite 1020, New York, New York 10115, the beneficial owner for at least one year of shares of FedEx common stock having a value of at least $25,000, and The Pension Boards – UCC, Inc., 475 Riverside Drive, Suite 1020, New York, New York 10115, as co-filer, the beneficial owner for at least one year of shares of FedEx common stock having a value of at least $25,000, intend to present the following proposal for consideration at the annual meeting:

"**WHEREAS:** FedEx has committed to achieve carbon neutral operations globally by 2040[1]. Proponents applaud this target, yet also recognize that achieving this ambitious goal requires significant innovation in heavy truck transport, EV infrastructure, Sustainable Aviation Fuels and more. Proponents believe that FedEx will not be able to achieve this goal on its own effort and that well-informed climate policy is necessary to achieve these targets in a manner that is consistent with FedEx's future growth and profitability.

Meanwhile, FedEx has an inconsistent[2] record of supporting enabling climate policies and legislation (both directly and indirectly) across the jurisdictions where it operates. While FedEx does list membership in some groups supporting the low carbon transition, like the Electrification Coalition, it is not clear how FedEx is approaching climate policy alignment at its largest trade associations. FedEx is a member of—or in the leadership of---various trade associations that routinely oppose major climate policies and rules—both at the national, international, and local level. Such groups include the U.S. Chamber of Commerce, Business Roundtable, National Association of Manufacturers, California Chamber of Commerce, and Tennessee Chamber, among others. Furthermore, FedEx currently scores a D from InfluenceMap[3] on its climate lobbying engagement.

FedEx risks heightened claims of greenwashing[4] from such misalignment, and increased legal risks from its global contributions to carbon emissions when its policy actions hinder its own decarbonization strategy.

RESOLVED: Shareholders recommend that FedEx's Board of Directors analyze and report to shareholders annually (at reasonable cost, omitting confidential/proprietary information) on whether and how it is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, alliances, and other organizations) with its public commitment to achieve carbon neutral operations globally--including the climate policy activities and positions analyzed, the criteria used to assess alignment, and the involvement of stakeholders, if any, in the analytical process.

SUPPORTING STATEMENT: In evaluating the degree of alignment between its climate goals and its policy advocacy, we recommend that FedEx disclose its lobbying actions and the actions of its external policy partners regarding climate provisions of key international, federal and state legislation and regulation, and not rely solely on position statements to identify climate policy actions taken. We recommend that FedEx consider investor expectations in the Global Standard on Responsible Climate Lobbying[5] as a useful implementation resource."

---

[1] https://newsroom.fedex.com/newsroom/asia-english/sustainability2021

[2] https://www.fedex.com/content/dam/fedex/us-united-states/sustainability/FedEx_Corp_CDP_2023.pdf

[3] https://lobbymap.org/company/Fedex-54811ef5232e63c0052e529fec3e8adf

[4] https://www.wri.org/insights/how-businesses-mitigate-risk-greenwashing-trade-associations-us

[5] https://climate-lobbying.com/

Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Why We Recommend You Vote Against This Proposal:

› We have reported on our environmental impact since 2009 and remain steadfast in transparently sharing our progress towards our goal of carbon-neutral operations by 2040.

› We provide extensive disclosures about our participation in the political process, including with respect to sustainability and climate policy.

› We directly engage with policymakers in support of our carbon-neutral operations goal and work with various government and industry organizations to lobby for effective climate policy. We strive to engage in a productive manner, foster innovation, and improve the transportation sector's environmental performance.

› As discussed in more detail under "Corporate Governance Matters," we have governance practices in place, including Board oversight, to ensure effective oversight of our sustainability efforts and lobbying and political activities.

FedEx remains committed to its carbon-neutral operations goal and steadfast in transparently sharing its progress. FedEx is a leader in sustainability and remains committed to minimizing the impacts our business has on the environment. In March 2021, we announced our goal to achieve carbon-neutral operations by 2040 across our global operations' Scope 1 and 2 greenhouse gas (GHG) emissions and our contracted transportation Scope 3 GHG emissions. This goal is ambitious given our industry and scale and is aligned with the spirit of the net-zero aspirations of the Paris Agreement. Progressing towards our sustainability goals requires bold action supported by strategic investment, so in 2021 we designated an initial $2 billion investment for operational GHG-reduction initiatives and carbon-sequestration solutions research. The FedEx Board of Directors oversaw planning for the announcement of our carbon-neutral operations goal and continues to monitor and discuss progress towards achievement of the goal.

FedEx is one of the most widely recognized, trusted, and respected brands in the world, and we have a strong reputation among customers, team members, and the general public for high standards of social and environmental responsibility and corporate governance and ethics. We promote full and accurate disclosure in our public communications so that our stockholders can make informed investment decisions. FedEx has reported its GHG emissions and other information regarding our environmental impact publicly since 2009 (starting with fiscal 2008). Our 2024 ESG Report and other sustainability disclosures, which can be found at *fedex.com/en-us/sustainability.html*, provide significant information regarding our carbon-neutral operations goal, our path towards achievement of this goal, and our progress to date, along with additional information regarding our sustainability and climate change strategy. We align our sustainability assessment and reporting approach with the recommendations of the Sustainability Accounting Standards Board and the Task Force on Climate-Related Financial Disclosures. Additionally, an independent third party verifies our Scope 1 and Scope 2 GHG emissions data.

FedEx provides extensive public disclosures about our participation in the political process, including our engagement on sustainability and climate change. We provide disclosures about FedEx's public policy and advocacy in one centralized location, which is publicly available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*. These public disclosures include information on FedEx's climate lobbying activities, which we continue to enhance in response to ongoing engagement with the proponents and other stockholders. This information includes:

› our policies and procedures governing our participation in the political process, including our Policy on Political Contributions;

› an overview of our perspective on public policies and the issues on which we engage, including sustainability;

› a discussion of the manner in which we participate in the political process, including our process for alignment of our legislative and regulatory priorities with FedEx's overall business objectives;

› a discussion of our participation and membership in trade associations, including the reasons we believe it is important to maintain memberships with a variety of trade associations and industry organizations; our process for evaluating our trade association memberships; Board oversight of our membership in trade associations; and a list of the trade associations receiving $50,000 or more in annual payments from FedEx; and

› examples of our engagement with trade associations that seek to shape climate-related policy, and the degree to which FedEx shares or influences organizational perspectives.

The disclosures include an overview of our climate lobbying activities, including information on our engagement with external organizations such as Airlines for America ("A4A"), American Trucking Associations ("ATA"), the Business Roundtable, the National Association of Manufacturers, and the U.S. Chamber of Commerce on climate-related policy and the degree to which FedEx shares or influences organizational perspectives. For example, FedEx has publicly supported A4A-led advocacy efforts advancing the commercialization and deployment of sustainable aviation fuels in the aviation industry and engaged the ATA for support of the first-ever GHG emissions and fuel efficiency regulations for all commercial vehicles in the United States.

Additional information regarding our discussions with trade associations on climate change and how we have influenced, or attempted to influence, positions taken by individual trade associations is available in our 2023 CDP Response, available at *fedex.com/content/dam/fedex/us-united-states/sustainability/FedEx_Corp_CDP_2023.pdf*.

The Center for Political Accountability ranked FedEx in the "Trendsetters" tier in its 2022 and 2023 reports on Corporate Political Disclosure and Accountability. Our extensive disclosures provide transparency and accountability with respect to our lobbying and political activities and expenditures, including those relating to climate change. The report requested by the proposal would require a duplication of efforts and inefficient use of resources with no meaningful additional information provided to our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process, and sustainability and climate policy remains a critical component of our advocacy strategy. As more fully described in our Policy on Political Contributions (which is available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*), we actively participate in the political process and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. We ethically and constructively promote legislative and regulatory actions that further the business objectives of the company and attempt to protect FedEx from unreasonable, unnecessary, or burdensome legislative or regulatory actions at all levels of government.

FedEx has been a longtime leader and advocate on sustainability and climate policy issues. FedEx works with various government and industry organizations to lobby for various proposals and initiatives that address climate challenges, particularly as it relates to FedEx and the transportation ecosystem. On occasion, the views of FedEx are not completely aligned with those of other members in external organizations in which we hold membership. Given the variety of policy topics relevant to our company, we focus engagement with individual membership organizations on the topic areas where their convening power is strongest. In instances where there is a lack of alignment on a particular policy position, we continue to utilize our in-house government affairs resources to independently advance the positions we hold as a company that are not reflected by a trade association. We believe our dissenting voice has greater impact when we participate as a member of these organizations offering a balance of perspective. Across the board, we strive to engage in a productive manner, foster innovation, and improve the transportation sector's environmental performance.

Participation as a member of various trade associations and in the political process comes with the understanding that we may not always agree with every position of the organizations, other members of the organization, or recipients of FedEx's political contributions. We believe, however, that the associations take positions and address issues in a collective industry manner and often advance positions consistent with company interests, and these recipients take many positions and address many issues of importance to FedEx in a meaningful manner, that will help us provide strong financial returns, enhance long-term stockholder value, and further the best interests of our employees consistent with our corporate values.

For additional information, see the "Political Activity and Contributions" page under the ESG heading on the Investor Relations section of our website at *investors.fedex.com*.

The Board has concluded that ample oversight and public information exists regarding FedEx's advocacy of sustainability and climate policies, and related political and lobbying activities, to alleviate the concerns cited in this proposal. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

INFORMATION ABOUT THE ANNUAL MEETING

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are a FedEx stockholder of record as of the close of business on July 29, 2024, and FedEx's Board of Directors is soliciting your proxy to vote your shares at the 2024 annual meeting of stockholders. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize Mark R. Allen, FedEx's Executive Vice President, General Counsel and Secretary, and John W. Dietrich, FedEx's Executive Vice President and Chief Financial Officer, or their designees, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our 2024 annual meeting of stockholders include the Notice of 2024 Annual Meeting of Stockholders (the "Annual Meeting Notice"), this proxy statement (the "Proxy Statement"), and FedEx's Annual Report to Stockholders for the year ended May 31, 2024 (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card, or voting instruction form, and prepaid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement, and Annual Report are being made available at **www.proxyvote.com** and are being mailed, along with the accompanying proxy card or voting instruction form, to applicable stockholders beginning on or about August 12, 2024.

Why did I receive a notice regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are furnishing proxy materials to our stockholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, beginning August 12, 2024, we are mailing to many of our stockholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Stockholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other stockholders, including stockholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our stockholders, reduces the cost of producing and mailing the full set of proxy materials, and helps us contribute to sustainable practices.

If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access the proxy materials and vote on the Internet. If you received a notice by mail and would like to receive paper copies of our proxy materials in the mail, you may call 1-800-579-1639 or send an email to **sendmaterial@proxyvote.com** to request a printed copy of our proxy materials.

Who is entitled to vote at the annual meeting?

The record date for the meeting is July 29, 2024. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 244,962,665 shares of FedEx common stock outstanding, held by 11,964 holders of record.

FedEx

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and the Notice of Internet Availability or proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm, or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability or proxy materials (including a voting instruction form) are being forwarded to you by your bank, brokerage firm, or other nominee (the "bank or broker"). As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions on the Notice of Internet Availability or voting instruction form for voting on the Internet or by telephone (if made available by your bank or broker with respect to any shares you hold in street name), or by completing and returning the voting instruction form, and the bank or broker is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your broker will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the broker will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the approval of an amendment to the FedEx Charter (Proposal 4), the approval of an amendment to the Federal Express Charter (Proposal 5), or the adoption of the three stockholder proposals (Proposals 6 through 8), and your shares will be considered "broker non-votes" on those proposals. See "— How will broker non-votes be treated?" below.

What does it mean if I receive more than one Notice of Internet Availability, proxy card, or voting instruction form?

If you receive more than one Notice of Internet Availability, proxy card, or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name), or sign and return by mail all proxy cards and voting instruction forms.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person (online) or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person (online) or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How can stockholders help FedEx reduce mailing costs?

If you vote on the Internet, you may elect to have next year's proxy materials delivered to you electronically. We strongly encourage you to enroll in electronic delivery. Opting to receive your proxy materials electronically will reduce the cost of producing and mailing documents and help us contribute to sustainable practices.

How do I vote?

 **You may vote on the Internet or by telephone**
If you are a registered stockholder, you may vote on the Internet or by telephone by following the instructions included on the Notice of Internet Availability or proxy card. If you vote on the Internet or by telephone, you do not have to mail in a proxy card. If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically on the Internet or by telephone. The availability of Internet and telephone voting will depend on the voting process of your bank or broker. We recommend that you follow the instructions set forth on the Notice of Internet Availability or voting instruction form provided to you.

 **You may vote by mail**
If you properly complete, sign, and date a proxy card or voting instruction form provided to you and return it in the envelope provided, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

All stockholders of record can vote by written proxy card. If you are a stockholder of record and receive the Notice of Internet Availability, you may request a written proxy card by following the instructions included on the notice. If you are a beneficial owner, you may request a voting instruction form from your bank or broker.

 **You may vote online during the virtual meeting**
You may vote online during the virtual meeting by following the instructions provided at **www.virtualshareholdermeeting.com/FDX2024** and entering the 16-digit control number on your Notice of Internet Availability, proxy card, or voting instruction form when you access the virtual meeting website.

How do I vote my shares held in a FedEx employee stock purchase plan or benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary employee stock purchase plan or benefit plan (a "FedEx benefit plan holder"), you can direct the record holder or the plan trustee to vote the shares held in your account in accordance with your instructions by completing any proxy card or voting instruction form you receive in the mail and returning it in the envelope provided or by registering your instructions via the Internet or telephone as directed on the Notice of Internet Availability or proxy card you receive. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. In order to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by September 19, 2024. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Do I have to register in advance to attend the meeting?

We will have a virtual-only annual meeting of stockholders in 2024. The meeting will be conducted exclusively via live audio webcast. You do not have to register in advance to attend the virtual meeting. To participate in the virtual meeting, please visit **www.virtualshareholdermeeting.com/FDX2024** and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform at 7:45 a.m. Central Time on Monday, September 23, 2024. The meeting will begin promptly at 8:00 a.m. Central Time on September 23, 2024. See the following question "— Who can attend the meeting?" and "Virtual Meeting Information" below for additional details.

Who can attend the meeting?

Stockholders of record and "street name" holders at the close of business on July 29, 2024, can attend the meeting by accessing **www.virtualshareholdermeeting.com/FDX2024** and entering the 16-digit control number included in the proxy materials previously received. Please note that the **www.virtualshareholdermeeting.com/FDX2024** website will not be active until approximately two weeks before the meeting date. If you hold your shares in street name and did not receive a 16-digit control number, please contact your bank, broker, or other nominee at least five days before the meeting and obtain a legal proxy to be able to participate in or vote at the meeting.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access **www.virtualshareholdermeeting.com/FDX2024** and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote during the meeting if you participate as a guest. See "Virtual Meeting Information" below for additional details.

Can I revoke or change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

› a later-dated vote on the Internet or by telephone or submitting a valid, later-dated proxy card in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether on the Internet, by telephone, or by mail, will count as your vote); or

› giving written notice of such revocation to the Secretary of FedEx prior to the meeting or by voting online at the annual meeting by entering the 16-digit control number found on your proxy card, voting instruction form, or Notice of Internet Availability, as applicable.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote online at the virtual meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

› required by law;

› necessary to assert or defend claims for or against the company;

› you expressly request disclosure of your vote;

› you communicate your vote to management by following the instructions on your proxy card; or

› there is (i) a proxy contest or (ii) a tender offer or other change-in-control situation.

Who will count the votes?

Broadridge Investor Communication Solutions, Inc. ("Broadridge") will tabulate and certify the votes. A representative of Broadridge will serve as the inspector of election.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you sign and properly submit a proxy card but do not indicate any voting instructions, your shares will be voted:

› FOR the election of each of the fourteen nominees named in this proxy statement to the Board of Directors;

› FOR the advisory proposal to approve named executive officer compensation;

› FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;

› FOR the approval of an amendment to the FedEx Charter to limit liability of certain officers as permitted by law;

› FOR the approval of an amendment to the Federal Express Charter to remove the "pass-through voting" provision; and

› AGAINST each of the three stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

What happens if a director nominee does not receive the required majority vote?

Each nominee is a current director who is standing for reelection. Accordingly, each nominee has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal. See "Process for Selecting Directors — Nomination Process — Majority-Voting Standard for Director Elections" above.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

What happens if a stockholder proposal is approved?

The stockholder proposals are non-binding. Therefore, approval of a stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

What is the effect of a stockholder not casting a vote?

If you are a registered stockholder and you do not vote electronically on the Internet or by telephone or sign and return your proxy card, no votes will be cast on your behalf on any of the items of business at the meeting. Failure to vote will not have any effect on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the ratification of the appointment of the independent registered public accounting firm (Proposal 3), or the adoption of the three stockholder proposals (Proposals 6 through 8). Failure to vote will have the same practical effect as a vote AGAINST the proposal requesting approval of an amendment to the FedEx Charter (Proposal 4) and the proposal requesting approval of an amendment to the Federal Express Charter (Proposal 5).

If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm but will not be allowed to vote your shares on any of the other proposals. See "— How will broker non-votes be treated" below.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2 through 8), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.

If you hold your shares in street name and you do not instruct your broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all of the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, your broker may not vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the proposal requesting approval of an amendment to the FedEx Charter (Proposal 4), the proposal requesting approval of an amendment to the Federal Express Charter (Proposal 5), and the adoption of the three stockholder proposals (Proposals 6 through 8). A broker non-vote with respect to Proposals 1 through 3 and Proposals 6 through 8 will not affect their outcome. A broker non-vote with respect to Proposal 4 and Proposal 5 will have the same practical effect as a vote AGAINST Proposal 4 and Proposal 5, respectively.

Will the meeting be webcast?

The annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast at **www.virtualshareholdermeeting.com/FDX2024**, and is available to FedEx's stockholders as of the record date. Guests may also attend the virtual meeting. A replay of the annual meeting will be available under the News & Events heading on the Investor Relations page of our website (**investors.fedex.com**) approximately 24 hours after the meeting ends and will remain available on our website for at least one month following the meeting.

VIRTUAL MEETING INFORMATION

The annual meeting of stockholders in 2024 will be a virtual meeting, conducted exclusively via live audio webcast at **www.virtualshareholdermeeting.com/FDX2024**. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

We are committed to ensuring that stockholders will be afforded the same rights and opportunities to participate as they would have at an in-person meeting. To participate in the virtual meeting, please visit **www.virtualshareholdermeeting.com/FDX2024** and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. If you hold your shares in street name and did not receive a 16-digit control number, please contact your bank, broker, or other nominee at least five days before the meeting and obtain a legal proxy to be able to participate in or vote at the meeting. You may begin to log into the meeting platform beginning at 7:45 a.m. Central Time on Monday, September 23, 2024. The meeting audio webcast will begin promptly at 8:00 a.m. Central Time on September 23, 2024.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong Wi-Fi connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts. If you experience any technical difficulties accessing the annual meeting or during the meeting, please call the toll-free number that will be available on **www.virtualshareholdermeeting.com/FDX2024** for assistance. We will have technicians ready to assist you with any technical difficulties you have beginning 15 minutes prior to the start of the annual meeting.

You have multiple opportunities to submit questions. You may submit questions in advance of the annual meeting of stockholders beginning on September 9, 2024 by logging into **www.proxyvote.com** and entering your 16-digit control number. Once past the log-in screen, click on "Question for Management," type in the question, and click "Submit." Alternatively, stockholders will be able to submit questions live during the virtual meeting by typing the question into the "Ask a Question" field and clicking submit. In the interest of providing the opportunity for as many stockholders to have their questions answered as possible, we ask that stockholders limit themselves to one question each and provide their name and contact details when submitting a question through the meeting platform. We will answer questions that comply with the meeting rules of conduct during the annual meeting of stockholders, subject to time constraints. If we receive substantially similar questions, we will group such questions together. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access **www.virtualshareholdermeeting.com/FDX2024** and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote during the meeting if you participate as a guest. An archived copy of the audio webcast will be made available on our website (**investors.fedex.com**) after the meeting and will remain available for at least one month following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 7:45 a.m. Central Time and until the meeting has finished.

ADDITIONAL INFORMATION

General Information

The principal executive offices of FedEx Corporation are located at 942 South Shady Grove Road, Memphis, Tennessee 38120.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2024, which includes FedEx's fiscal 2024 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement. In addition, the information on any website referenced in this proxy statement, including **fedex.com**, **investors.fedex.com**, **fedex.com/en-us/about/diversity-inclusion.html, fedex.com/en-us/sustainability/reports.html**, and **economicimpact.fedex.com** is not deemed to be part of or incorporated by reference into this proxy statement.

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers, and regular employees may solicit proxies personally or by mail, telephone, facsimile, or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries, and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Sodali & Co., 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $15,000 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or proxy materials, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding and receive full sets of the proxy materials will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability or multiple sets of proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Notice of Internet Availability or the proxy materials for your household, please contact our transfer agent at Computershare Trust Company, N.A. (for overnight mail delivery: 150 Royall St., Suite 101, Canton, Massachusetts 02021; for regular mail delivery: P.O. Box 43006, Providence, Rhode Island 02940-3006; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of the Notice of Internet Availability or the proxy materials, or if you do not wish to participate in householding and prefer to receive separate copies of future Notices of Internet Availability or sets of proxy materials, please contact Computershare as indicated above. A separate copy of the Notice of Internet Availability or the proxy materials will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their bank, broker, or other holders of record.

FedEx®

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2025 ANNUAL MEETING

Stockholder Proposals for 2025 Annual Meeting

Stockholder proposals (other than director nominations) intended to be included in the proxy statement and presented at FedEx's 2025 annual meeting must be received by FedEx no later than April 14, 2025 and must comply with applicable SEC rules, including Rule 14a-8, to be eligible for inclusion in FedEx's proxy materials for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below) but is instead sought to be presented directly at the 2025 annual meeting, including director nominations, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2025 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as May 26, 2025, but no later than June 25, 2025.

Proxy Access Director Nominations

Our proxy access bylaw permits up to 20 stockholders owning 3% or more of FedEx's outstanding voting stock continuously for at least three years to nominate and include in FedEx's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

FedEx's Bylaws require stockholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 150 days and no less than 120 days prior to the anniversary of the date that FedEx mailed its proxy statement for the prior year's annual meeting of stockholders. Accordingly, with respect to our 2025 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as March 15, 2025, but no later than April 14, 2025.

Additional Information

Our Bylaws are available under "Governance" below the ESG heading on the Investor Relations page of our website at **investors.fedex.com**. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,

MARK R. ALLEN
Executive Vice President,
General Counsel and Secretary

COMPANIES IN DIRECTOR COMPENSATION COMPARISON SURVEY GROUP

Albertsons Companies, Inc.

Archer-Daniels-Midland Company

AT&T Inc.

Comcast Corporation

General Electric Company

Humana Inc.

Johnson & Johnson

Lowe's Companies, Inc.

MetLife, Inc.

Pfizer, Inc.

PepsiCo, Inc.

Raytheon Technologies Corporation

Sysco Corporation

Target Corporation

The Boeing Company

The Procter & Gamble Company

The Walt Disney Company

United Parcel Service, Inc.

Verizon Communications Inc.

Walgreens Boots Alliance, Inc.

Appendix B

COMPANIES IN EXECUTIVE COMPENSATION COMPARISON SURVEY GROUP

7-Eleven	Ford Motor Company	NIKE, Inc.
AbbVie Inc.	Framatome	Nissan Motor
Accenture plc	GE Aviation	Novartis AG
Ahold Delhaize	GE Capital	Orange Business Services
Airbus Group (EADS)	GE Healthcare	Panasonic of North America
Albertsons Companies, Inc.	GE Power Portfolio	PepsiCo, Inc.
Alibaba Group Holding Limited	GE Renewable Energy	Pfizer Inc.
Anheuser-Busch Companies	General Electric Company	Pilot Flying J
ArcelorMittal SA	General Motors Company	Raytheon Technologies Corporation
AT&T Inc.	GlaxoSmithKline plc	Roche Holding
Bayer AG	HCA Healthcare plc	Saint-Gobain
Best Buy Co., Inc.	Hitachi Solutions America, Ltd.	Sanofi SA
The Boeing Company	Hitachi Vantara Corporation	Sephora
BP p.l.c.	HP Inc.	Sony Electronics Inc.
Bristol-Myers Squibb Co.	Humana, Inc.	Stellantis N.V.
Bunge Ltd.	Iberdola SA	SYSCO Corporation
ByteDance	International Business Machines Corporation	Sysco LABS
Cardinal Health, Inc.	IKEA	Target Corporation
Cargill Corporation	Ingram Micro	Telefónica
Caterpillar Inc.	Intel Corporation	The TJX Companies, Inc.
Charter Communications, Inc.	Johnson & Johnson	Tiffany & Co.
Chevron Corporation	The Kroger Co.	T-Mobile US, Inc.
Cisco Systems, Inc.	Lockheed Martin Corporation	Tyson Foods, Inc.
Comcast Corporation	Lowe's Companies, Inc.	Unilever United States, Inc.
ConocoPhilips	LyondellBasell Industries N.V.	United Parcel Service, Inc.
Dell Inc.	Marathon Petroleum Corporation	Valero Energy Corporation
Dow Chemical Company	Mars Incorporated	Verizon Communications
EDF Renewable Energy	Merck & Co., Inc.	Walgreen Boots Alliance, Inc.
ENGIE Energy North America	Meta Platforms, Inc.	The Walt Disney Company
Ernst & Young	Microsoft Corporation	Warner Bros, Discovery, Inc.
FieldCore Service, Inc.	Nestlé USA	

Appendix C

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or "reported"). We have supplemented the reporting of our financial information determined in accordance with GAAP with certain non-GAAP (or "adjusted") financial measures.

We believe these adjusted financial measures facilitate analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of, or are unrelated to, the company's and our business segments' core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. These adjustments are consistent with how management views our businesses. Management uses these non-GAAP financial measures in making financial, operating, compensation, and planning decisions and evaluating the company's and each business segment's ongoing performance.

Our non-GAAP financial measures are intended to supplement and should be read together with, and are not an alternative or substitute for, and should not be considered superior to, our reported financial results. Accordingly, users of our financial statements should not place undue reliance on these non-GAAP financial measures. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

See our earnings releases, which are available under the News & Events heading on the Investor Relations page of our website at **investors.fedex.com**, for additional details regarding the reconciliation of GAAP and non-GAAP financial measures below.

Mark-to-Market Retirement Plans Accounting and Other Adjustments for LTI and AIC Plan Purposes

All LTI plans include the achievement of earnings per share ("EPS") goals for the three-fiscal-year period as the most heavily weighted performance metric. The LTI plan design provides for payouts for the EPS plan component that correspond to specific EPS goals established by the Board of Directors that represent total growth in EPS (over a base year) for the three-year term of the LTI plan. Additionally, annual bonus payments under the fiscal 2022, 2023, and 2024 AIC plans were tied to achieving specified levels of fiscal 2022, 2023, and 2024 adjusted consolidated operating income, respectively. The Board of Directors, upon the recommendation of the Compensation and Human Resources Committee ("Compensation & HR Committee"), approved the exclusion of certain items described in this *Appendix C* from fiscal 2020, 2021, 2022, 2023, and 2024 EPS and fiscal 2022, 2023, and 2024 operating income for purposes of FedEx's FY21–FY23, FY22–FY24, FY23–FY25, and FY24–FY26 LTI plans and fiscal 2022, 2023, and 2024 AIC plans and for establishing the baseline EPS for the FY21–FY23, FY22–FY24, FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans, as applicable. The Board determined that, by excluding each of these items, payouts, if any, under the LTI plans and AIC plans will more accurately reflect FedEx's core financial performance.

Mark-to-Market Retirement Plans Accounting and Other Adjustments

The mark-to-market retirement plans accounting adjustments ("MTM Adjustments"), which reflect year-end and other adjustments to the valuation of the company's defined benefit pension and other postretirement plans, can vary dramatically from year-to-year, as they are significantly impacted by changes in interest rates and the financial markets. As a result, the Board previously determined that MTM Adjustments will be excluded from EPS calculations under all LTI plans. Additionally, during each of fiscal 2020, 2021, 2022, 2023, and 2024, the Board, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain other items described in this *Appendix C* from each fiscal year's EPS for the applicable LTI plans because they are unrelated to the company's core financial performance.

Stock Repurchase Program-Related Adjustments to EPS for LTI Plan Purposes

During fiscal 2022 and fiscal 2023, the Company repurchased 8,857,202 shares and 9,180,752 shares, respectively, under stock repurchase programs approved by the FedEx Board of Directors. Because the positive impact on EPS resulting from the fiscal 2022 and 2023 stock repurchases did not reflect core business performance, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of the impact of the fiscal 2022 and fiscal 2023 stock repurchases in excess of that which offset dilution from equity awards from fiscal 2022 and fiscal 2023 EPS for purposes of calculating attainment under the FY21–FY23, FY22–FY24 and FY23–FY25 LTI plans (such repurchases were not excluded from fiscal 2022 EPS for purposes of establishing the baseline EPS for the FY23–FY25 LTI plan). Beginning in fiscal 2024, the impact of stock repurchases in excess of that which offset dilution from equity awards was not excluded from EPS for LTI plan purposes.

The following tables presents a reconciliation of our presented non-GAAP measures for fiscal 2020, 2021, 2022, 2023, and 2024 to the most directly comparable GAAP measures.

ROIC for FY24-FY26 and FY25-FY27 LTI Plans

Return on invested capital ("ROIC") was selected as a financial metric for the FY24–FY26 and FY25–FY27 LTI plans. ROIC is calculated, in part, using non-GAAP financial measures. See "Reconciliations of Fiscal 2023 and 2024 ROIC for FY24–FY26 and FY25–FY27 LTI Plans" below for additional information, including reconciliations of the non-GAAP financial measures used to calculate ROIC to the most directly comparable GAAP measures.

FedEx®

Fiscal 2024 Reconciliations for Fiscal 2024 AIC Plan and FY22–FY24 and Active LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from fiscal 2024 earnings for purposes of the fiscal 2024 AIC plan and the FY22–FY24, FY23–FY25, FY24–FY26, and FY25–FY27 LTI plans (collectively, the "LTI plans"). The Board approved the following exclusions from operating income for the fiscal 2024 AIC plan: (i) fiscal 2024 costs incurred in connection with business optimization initiatives related to DRIVE, our comprehensive program to improve long-term profitability; (ii) a noncash impairment charge (net of fiscal 2024 depreciation savings resulting from the impairments) related to the fiscal 2024 impairment of certain aircraft and related engines; and (iii) insurance recoveries related to a FedEx Ground legal matter. The Board approved the following exclusions from the LTI plans, as applicable, in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2024: (i) the fiscal 2024 mark-to-market ("MTM") retirement plans accounting adjustment; (ii) fiscal 2024 costs incurred in connection with business optimization initiatives related to DRIVE; (iii) a noncash impairment charge (net of fiscal 2024 depreciation savings resulting from the impairments) related to the fiscal 2024 impairment of certain aircraft and related engines; (iv) the remeasurement of state deferred income taxes under the one FedEx structure in fiscal 2024; and (iv) insurance recoveries related to a FedEx Ground legal matter. The table below presents a reconciliation of our presented fiscal 2024 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2024

	FEDEX CORPORATION			
DOLLARS IN MILLIONS, EXCEPT EPS	OPERATING INCOME	INCOME TAXES[1]	NET INCOME[2]	DILUTED EARNINGS PER SHARE[3]
GAAP measure	**$5,559**	**$1,505**	**$4,331**	**$17.21**
Business optimization costs[4]	582	137	444	1.77
Asset impairment charges net of depreciation savings[5]	151	36	115	0.46
Insurance recoveries related to FedEx Ground legal matter[6]	(57)	(13)	(44)	(0.17)
Non-GAAP measure for fiscal 2024 AIC plan[7]	*$6,235*	$1,665	$4,846	$19.27
Reversal of business optimization costs	(582)	(137)	(444)	(1.77)
Reversal of asset impairment charges net of depreciation savings	(151)	(36)	(115)	(0.46)
Reversal of insurance recoveries related to FedEx Ground legal matter	57	13	44	0.17
MTM retirement plans accounting adjustment[8]	—	(135)	(426)	(1.69)
Non-GAAP measure for FY22–FY24 LTI plan[9]	$5,559	$1,370	$3,905	*$15.52*
Business optimization costs[4]	582	137	444	1.77
Asset impairment charges net of depreciation savings[5]	151	36	115	0.46
Remeasurement of state deferred income taxes under one FedEx structure[6]	—	(54)	54	0.21
Insurance recoveries related to FedEx Ground legal matter[6]	(57)	(13)	(44)	(0.17)
Non-GAAP measure for FY23–FY25, FY24–FY26, and FY25-FY27 LTI plans[10]	$6,235	$1,476	$4,474	*$17.78*

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] Does not sum to total due to rounding.

[4] These costs were recognized at FedEx Corporation, FedEx Express, and FedEx Ground.

[5] These costs were recognized at FedEx Express.

[6] These amounts were recognized at FedEx Corporation.

[7] Adjusted consolidated operating income of $6,235 million is used for purposes of the fiscal 2024 AIC plan.

[8] The MTM retirement plans accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

[9] Fiscal 2024 adjusted EPS of $15.52 is used for purposes of calculating actual aggregate adjusted EPS under the FY22–FY24 LTI plan.

[10] Fiscal 2024 adjusted EPS of $17.78 is used for purposes of calculating actual aggregate adjusted EPS under the FY23–FY25 and FY24–FY26 LTI plans and is the baseline EPS for the FY25–FY27 LTI plan.

Fiscal 2023 Reconciliations for Fiscal 2023 AIC Plan and FY21–FY23, FY22–FY24, FY23–FY25, and FY24–FY26 LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from fiscal 2023 earnings for purposes of the fiscal 2023 AIC plan and the FY21–FY23, FY22–FY24, FY23–FY25, and FY24–FY26 LTI plans (collectively, the "LTI plans"). The Board approved the following exclusion from operating income for the fiscal 2023 AIC plan: fiscal 2023 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021. The Board approved the following exclusions from the LTI plans, as applicable, in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2023: (i) fiscal 2023 mark-to-market ("MTM") retirement plans accounting adjustments; (ii) fiscal 2023 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021; (iii) costs related to our business optimization initiatives to drive efficiency among our transportation segments and lower our overhead and support costs; and (iv) the fiscal 2023 stock repurchase impact in excess of that which offset dilution from equity awards. The table below presents a reconciliation of our presented fiscal 2023 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2023

DOLLARS IN MILLIONS, EXCEPT EPS	FEDEX CORPORATION			
	OPERATING INCOME	INCOME TAXES[1]	NET INCOME[2]	DILUTED EARNINGS PER SHARE
GAAP measure	**$4,912**	**$1,391**	**$3,972**	**$15.48**
Business realignment costs[3]	36	9	27	0.11
Non-GAAP measure for fiscal 2023 AIC plan[4]	*$4,948*	$1,400	$3,999	$15.59
Reversal of business realignment costs	(36)	(9)	(27)	(0.11)
MTM retirement plans accounting adjustment[5]	—	(157)	(493)	(1.92)
Business optimization costs[6]	273	64	209	0.81
EPS impact of stock repurchases that more than offset dilution from equity awards	—	—	—	(0.57)
Non-GAAP measure for FY21–FY23 LTI plans[7]	$5,185	$1,298	$3,688	*$13.80*
Business realignment costs[3]	36	9	27	0.11
Non-GAAP measure for FY22–FY24 and FY23–FY25 LTI plans[8]	$5,221	$1,307	$3,715	*$13.91*
Reversal of EPS impact of stock repurchases that more than offset dilution from equity awards	—	—	—	0.57
Non-GAAP measure for FY24–FY26 LTI plan[9]	$5,221	$1,307	$3,715	*$14.48*

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] These costs were recognized at FedEx Express.

[4] Adjusted consolidated operating income of $4,948 million is used for purposes of the fiscal 2023 AIC plan.

[5] The MTM retirement plans accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

[6] These costs were recognized at FedEx Corporation and FedEx Express.

[7] Fiscal 2023 adjusted EPS of $13.80 is used for purposes of calculating actual aggregate adjusted EPS under the FY21–FY23 LTI plan.

[8] Fiscal 2023 adjusted EPS of $13.91 is used for purposes of calculating actual aggregate adjusted EPS under the FY22–FY24 and FY23–FY25 LTI plans.

[9] Fiscal 2023 adjusted EPS of $14.48 is the baseline EPS for the FY24–FY26 LTI plan.

Fiscal 2022 Reconciliations for Fiscal 2022 AIC Plan and FY20–FY22, FY21–FY23, FY22–FY24, and FY23–FY25 LTI Plans

The Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from fiscal 2022 earnings for purposes of the fiscal 2022 AIC plan and the FY20–FY22, FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans (collectively, the "LTI plans"). The Board approved the following exclusions from the fiscal 2022 AIC plan and the LTI plans, as applicable, in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2022: (i) fiscal 2022 mark-to-market ("MTM") retirement plans accounting adjustments; (ii) fiscal 2022 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021; (iii) the fiscal 2022 stock repurchase impact in excess of that which offset dilution from equity awards; (iv) fiscal 2022 TNT Express integration expenses; and (v) certain costs incurred in fiscal 2022 in connection with a FedEx Ground legal matter. The table below presents a reconciliation of our presented fiscal 2022 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2022

| | FEDEX CORPORATION | | | |
DOLLARS IN MILLIONS, EXCEPT EPS	OPERATING INCOME	INCOME TAXES[1]	NET INCOME[2]	DILUTED EARNINGS PER SHARE
GAAP measure	**$6,245**	**$1,070**	**$3,826**	**$14.33**
MTM retirement plans accounting adjustments[3]	—	379	1,199	4.49
EPS impact of stock repurchases that more than offset dilution from equity awards	—	—	—	(0.15)
Non-GAAP measure for FY20–FY22 and FY21–FY23 LTI plans[4]	6,245	$1,449	$5,025	*$18.67*
Business realignment costs[5]	278	64	214	0.80
Non-GAAP measure for FY22–FY24 LTI plan[6]	$6,523	$1,513	$5,239	*$19.47*
FedEx Ground legal matter[7]	210	50	160	0.60
Non-GAAP measure for fiscal 2022 AIC plan[8]	*$6,733*	$1,563	$5,399	$20.07
TNT Express integration expenses[9]	132	29	103	0.39
Reversal of EPS impact of stock repurchases that more than offset dilution from equity awards	—	—	—	0.15
Non-GAAP measure for FY23–FY25 LTI plan[10]	$6,865	$1,592	$5,502	*$20.61*

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustments reflect the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans. For fiscal 2022, the MTM retirement plans accounting adjustments also include the second quarter TNT Express MTM retirement plan accounting adjustment related to a noncash loss associated with the termination of a TNT Express European pension plan and a curtailment charge related to the U.S. FedEx Freight pension plan.

[4] Fiscal 2022 adjusted EPS of $18.67 is used for purposes of calculating actual aggregate adjusted EPS under the FY20–FY22 and FY21–FY23 LTI plans.

[5] These costs were recognized at FedEx Express.

[6] Fiscal 2022 adjusted EPS of $19.47 is used for purposes of calculating actual aggregate adjusted EPS under the FY22–FY24 LTI plan.

[7] These charges were recognized at FedEx Corporation.

[8] Adjusted consolidated operating income of $6,733 million was used for purposes of the fiscal 2022 AIC plan.

[9] These expenses were recognized at FedEx Corporation and FedEx Express.

[10] Fiscal 2022 adjusted EPS of $20.61 is the baseline EPS for the FY23–FY25 LTI plan.

Fiscal 2021 Reconciliations for Fiscal 2021 AIC Plan and FY20–FY22, FY21–FY23, and FY22–FY24 LTI Plans

The Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of a certain item from fiscal 2021 earnings for purposes of the FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans (collectively, the "LTI plans"). GAAP operating income was the financial performance measure used for the fiscal 2021 AIC plan. The Board approved the following exclusion from the LTI plans in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2021: the mark-to-market ("MTM") retirement plans accounting adjustments. The table below presents a reconciliation of our presented fiscal 2021 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2021

DOLLARS IN MILLIONS, EXCEPT EPS	FEDEX CORPORATION			
	OPERATING INCOME	INCOME TAXES[1]	NET INCOME[2]	DILUTED EARNINGS PER SHARE
GAAP measure (operating income is the measure for fiscal 2021 AIC plan)	$5,857	$1,443	$5,231	$19.45
MTM retirement plans accounting adjustments[3]	—	(281)	(895)	(3.33)
Non-GAAP measure for FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans[4]	$5,857	$1,162	$4,336	$16.12

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustments reflect the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans. For fiscal 2021, the MTM retirement plans accounting adjustments also include the second quarter TNT Express MTM retirement plan accounting adjustment related to a noncash loss associated with amending a TNT Express European pension plan to harmonize retirement benefits.

[4] Fiscal 2021 adjusted EPS of $16.12 is the baseline EPS for the FY22–FY24 LTI plan and is used for purposes of calculating actual aggregate adjusted EPS under the FY20–FY22 and FY21–FY23 LTI plans.

Fiscal 2020 Reconciliations for FY21–FY23 LTI Plan

The Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from fiscal 2020 earnings for purposes of the FY21–FY23 LTI plan. The Board approved the following exclusions from the FY21–FY23 LTI plan in order to ensure that payouts under the plan more accurately reflect core financial performance in fiscal 2020: (i) the annual mark-to-market ("MTM") retirement plans accounting adjustment and (ii) fiscal 2020 TNT Express integration expenses. The table below presents a reconciliation of our presented fiscal 2020 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2020

DOLLARS IN MILLIONS, EXCEPT EPS	FEDEX CORPORATION			
	OPERATING INCOME	INCOME TAXES[1]	NET INCOME[2]	DILUTED EARNINGS PER SHARE
GAAP measure	$2,417	$383	$1,286	$4.90
MTM retirement plans accounting adjustment[3]	—	211	583	2.22
TNT Express integration expenses[4]	270	61	209	0.80
Non-GAAP measure for FY21–FY23 LTI plan[5]	$2,687	$655	$2,078	$7.92

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

[4] These expenses were recognized at FedEx Corporation and FedEx Express.

[5] Fiscal 2020 adjusted EPS of $7.92 is the baseline EPS for the FY21–FY23 LTI plan.

Reconciliations of Fiscal 2023 and 2024 ROIC for FY24–FY26 and FY25–FY27 LTI Plans

ROIC was selected as a financial metric for the FY24–FY26 and FY25–FY27 LTI plans (collectively, the "LTI plans"). The ROIC metric measures the average growth in ROIC over a three-fiscal-year period ("average ROIC growth") from a fiscal 2023 ROIC baseline for purposes of the FY24–FY26 LTI plan and from a fiscal 2024 ROIC baseline for purposes of the FY25–FY27 LTI plan. For purposes of the LTI plans, annual ROIC is calculated as adjusted consolidated operating income, after taxes, for the fiscal year divided by average invested capital. For purposes of the ROIC calculation, (1) adjusted consolidated operating income is calculated as consolidated operating income excluding items not reflective of our core financial performance that may be approved for exclusion for the applicable fiscal year by the Board of Directors, based upon the recommendation of the Compensation & HR Committee; and (2) average invested capital is calculated as the average of the current and prior fiscal year-end balances of long-term debt, including current portion, and total common stockholders' investment.

ROIC is calculated, in part, using non-GAAP financial measures. Adjusted operating income is included in the numerator, as we believe it is most indicative of our core operating performance. The table below presents a reconciliation showing the individual adjustments to the GAAP operating income measure for the applicable fiscal year, as compared to the non-GAAP operating income measure used for each applicable LTI plan. Additionally, we subtract from adjusted operating income a provision for income taxes calculated using our adjusted effective tax rate in order to determine the after-tax adjusted return earned in the current period. We have provided reconciliations of our fiscal 2024 and fiscal 2023 adjusted effective tax rate to the effective tax rates for the respective periods below. We believe ROIC is a meaningful measure of how effectively we are deploying our key assets and using capital to generate profits. Numerous methods exist for calculating ROIC. Accordingly, the method used by FedEx may differ from the methods used by other companies. We encourage readers to understand the methods used by another company to calculate ROIC before comparing its ROIC to ours.

Fiscal 2023 ROIC of 8.7% is the baseline ROIC for the FY24–FY26 LTI plan and fiscal 2024 ROIC of 9.9% is being used for purposes of calculating attainment under the FY24–FY26 LTI plan and the baseline ROIC for the FY25-FY27 LTI plan.

	FISCAL 2024
Numerator	
Operating income (GAAP)	$ 5,559
Business optimization costs[1]	582
Asset impairment charges net of depreciation savings[2]	151
Insurance recoveries related to FedEx Ground legal matter[3]	(57)
Adjusted operating income (non-GAAP)	$ 6,235
Provision for income taxes (non-GAAP)[4]	(1,546)
Adjusted operating income after taxes (non-GAAP)	$ 4,689
Denominator	
Average invested capital[5]	$ 47,226
Return on invested capital	**9.9%**

	FISCAL 2023
Numerator	
Operating income (GAAP)	$ 4,912
Business optimization costs[6]	273
Goodwill and other asset impairment charges[7]	117
Business realignment costs[2]	36
FedEx Ground legal matter[3]	35
Adjusted operating income (non-GAAP)	$ 5,373
Provision for income taxes (non-GAAP)[4]	(1,386)
Adjusted operating income after taxes (non-GAAP)	$ 3,987
Denominator	
Average invested capital[5]	$ 45,935
Return on invested capital	**8.7%**

[1] These costs were recognized at FedEx Corporation, FedEx Express, and FedEx Ground.

[2] These costs were recognized at FedEx Express.

[3] These amounts were recognized at FedEx Corporation.

[4] Calculated as adjusted operating income multiplied by the adjusted effective tax rates of 24.8% for 2024 and 25.8% for 2023, respectively. Our effective tax rates of 25.8% for 2024 and 25.9% for 2023, respectively, are calculated by dividing our provision for income taxes by income before income taxes, and have been adjusted as follows:

	FISCAL 2024
Effective tax rate (GAAP)	**25.8%**
MTM retirement plans accounting adjustment	0.2%
Asset impairment charges net of depreciation savings	(0.1)%
Business optimization costs	(0.2)%
Insurance recoveries related to FedEx Ground legal matter	–
Remeasurement of state deferred income taxes under one FedEx structure	(0.9)%
Adjusted effective tax rate (non-GAAP)	24.8%

	FISCAL 2023
Effective tax rate (GAAP)	**25.9%**
MTM retirement plans accounting adjustment	0.2%
Business optimization costs	(0.1)%
Goodwill and other asset impairment charges	(0.2)%
Business realignment costs	–
FedEx Ground legal matter	–
Adjusted effective tax rate (non-GAAP)	25.8%

[5] Calculated as the average of the current and prior year-end balances of long-term debt, including the current portion, and total common stockholders' investment included in FedEx's condensed consolidated balance sheets.

[6] These costs were recognized at FedEx Corporation and FedEx Express.

[7] Asset impairment charges were recognized at FedEx Express and FedEx Dataworks. The charges recognized at FedEx Dataworks are related to the ShopRunner acquisition. Goodwill impairment charges recognized at FedEx Dataworks are not deductible for income tax purposes.

Appendix D

CERTIFICATE OF AMENDMENT TO THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FEDEX CORPORATION

FedEx Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation (the "Board"), the Board unanimously adopted resolutions proposing the following amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation, declaring the amendment to be advisable, and directing the amendment be considered at the annual meeting of stockholders of the Corporation to be held on September 23, 2024 (the "Annual Meeting"):

"The Third Amended and Restated Certificate of Incorporation of FedEx Corporation be amended by revising ARTICLE THIRTEENTH to read in its entirety as set forth below:

ARTICLE THIRTEENTH: No Director or Officer shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director or Officer, respectively, to the fullest extent permitted under applicable law, provided that this ARTICLE THIRTEENTH shall not eliminate or limit the liability of: (i) a Director or Officer for any breach of the Director's or Officer's duty of loyalty to the Corporation or its stockholders, (ii) a Director or Officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a Director under Section 174 of Title 8 of the Delaware Code or any amendment or successor provision thereto, (iv) a Director or Officer for any transaction from which the Director or Officer derived an improper personal benefit, or (v) an Officer in any action by or in the right of the Corporation. This ARTICLE THIRTEENTH shall not eliminate or limit the liability of a Director or Officer for any act or omission occurring prior to the date when this ARTICLE THIRTEENTH becomes effective. Neither the amendment nor repeal of this ARTICLE THIRTEENTH, nor the adoption of any provision of the Amended and Restated Certificate of Incorporation inconsistent with this ARTICLE THIRTEENTH, shall eliminate or reduce the effect of this ARTICLE THIRTEENTH with respect to any matter occurring, or any cause of action, suit or claim that, but for this ARTICLE THIRTEENTH, would accrue or arise prior to such amendment, repeal or adoption of an inconsistent provision. All references in this ARTICLE THIRTEENTH to an "Officer" shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term "officer" as defined in Section 102(b)(7) of Title 8 of the Delaware Code."

SECOND: At the Annual Meeting, the necessary number of shares were voted in favor of the amendment.

THIRD: The amendment and this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation were duly authorized and adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, FedEx Corporation has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed in its name this [•] day of [•], 2024.

FedEx Corporation

By:_____
Name: [•]
Title: [•]

CERTIFICATE OF AMENDMENT TO THIRD RESTATED CERTIFICATE OF INCORPORATION OF FEDERAL EXPRESS CORPORATION

Federal Express Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Board of Directors of the Corporation, by unanimous written consent of its members filed with the minutes of the Board, adopted a resolution proposing and declaring advisable an amendment to the Third Restated Certificate of Incorporation of the Corporation to delete Article Fourteenth in its entirety.

SECOND: The amendment and this Certificate of Amendment to the Third Restated Certificate of Incorporation were duly authorized and adopted by FedEx Corporation, the Corporation's sole stockholder, in accordance with Section 228 of the General Corporation Law of the State of Delaware, and by the stockholders of FedEx Corporation in accordance with the terms of ARTICLE FOURTEENTH of the Third Restated Certificate of Incorporation, as in effect immediately prior to the effective time of this Certificate of Amendment, and amend the provisions of the Third Restated Certificate of Incorporation.

THIRD: The amendment and this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation were duly authorized and adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Federal Express Corporation has caused this Certificate of Amendment to the Third Restated Certificate of Incorporation to be duly executed in its name this [•] day of [•], 2024.

Federal Express Corporation

By:_____
Name: [•]
Title: [•]



2024 PROXY STATEMENT